                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-30613

PROSPECTUS

                             POGO PRODUCING COMPANY

                               OFFER TO EXCHANGE
              8 3/4% SENIOR SUBORDINATED NOTES DUE 2007, SERIES B
    FOR ALL OUTSTANDING 8 3/4% SENIOR SUBORDINATED NOTES DUE 2007, SERIES A
                 ($100,000,000 IN PRINCIPAL AMOUNT OUTSTANDING)


        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME,

                      ON OCTOBER 10, 1997, UNLESS EXTENDED

                                _______________

         Pogo Producing Company, a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal," and together with this Prospectus, the "Exchange Offer"), to exchange $1,000 principal amount of its 8 3/4% Senior Subordinated Notes due 2007, Series B (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement of which this Prospectus constitutes a part (the "Registration Statement"), for each $1,000 principal amount of its outstanding 8 3/4% Senior Subordinated Notes due 2007, Series A (the "Old Notes"), of which $100,000,000 principal amount is outstanding. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes except for certain transfer restrictions and registration rights relating to the Old Notes. The Exchange Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the benefits of the indenture under which the Old Notes were issued (the "Indenture"). The Exchange Notes and the Old Notes are collectively referred to herein as the "Notes."

         The Notes are general unsecured senior subordinated obligations of the Company that are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture relating to the Notes) of the Company including indebtedness under the Credit Agreement (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources"), pari passu in right of payment with all future senior subordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company.


         The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange Offer expires, which will be October 10, 1997, unless the Exchange Offer is extended. See "The Exchange Offer -- Expiration Date; Extensions; Amendment." Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date (as defined in "The Exchange Offer -- Expiration Date; Extensions; Amendments"), unless previously accepted for exchange. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the registration rights agreement relating to the Old Notes. Old Notes may be tendered only in denominations of $1,000 principal amount and integral multiples thereof. The Company has agreed to pay the expenses of the Exchange Offer. See "The Exchange Offer."


                         (cover continued on next page)

                                --------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING AN INVESTMENT IN THE EXCHANGE NOTES.


      THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
                 STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS  PROSPECTUS.
                      ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                                _______________


               The date of this Prospectus is September 4, 1997.

         The Exchange Notes will bear interest at the rate of 8 3/4% per annum, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 1997. Holders of Exchange Notes of record on November 1, 1997 will receive interest on November 15, 1997 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, May 22, 1997, to the date of exchange thereof. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes. The Notes are general unsecured senior subordinated obligations of the Company that are subordinated in right of payment to all existing and future Senior Indebtedness of the Company including indebtedness under the Credit Agreement, pari passu in right of payment with all future senior subordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. The net proceeds of the sale of the Old Notes by the Company was used to repay outstanding Senior Indebtedness of the Company. On June 30, 1997, the Company had approximately $37 million of outstanding Senior Indebtedness, no indebtedness that ranked pari passu with the Old Notes and $201.2 million principal amount of indebtedness that ranked subordinated to the Old Notes.

         The initial placement of the Old Notes by the Company on May 16, 1997 was consummated on May 22, 1997 by the sale and issuance of the Old Notes to Merrill Lynch & Co. and Goldman, Sachs & Co. (together, the "Initial Purchasers") in a transaction not registered under the Securities Act in reliance upon Section 4(2) of the Securities Act. The Old Notes were thereupon offered and sold by the Initial Purchasers only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and to a limited number of institutional "accredited investors" (as defined in Rule 501(a)(1),(2),(3) or (7) under the Securities Act), each of whom agreed to comply with certain transfer restrictions and other conditions. Accordingly, the Old Notes may not be offered, resold or otherwise transferred unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the registration rights agreement entered into with the Initial Purchasers in connection with the offering of the Old Notes (the "Registration Rights Agreement"). See "Exchange Offer; Registration Rights."

         Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission" or "SEC") to third parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13,
1989), Morgan Stanley & Co. Inc.,  SEC No-Action Letter (available June 5,
1991) (the "Morgan Stanley Letter") and Mary Kay Cosmetics, Inc., SEC No-Action Letter (available June 5, 1991), the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the respective holders thereof (other than a "Restricted Holder," being (i) a broker-dealer who purchased Old Notes exchanged for such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of such Exchange Notes. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Holders who tender Old Notes in the Exchange Offer with the intention to participate in a distribution of the Exchange Notes may not rely upon the Morgan Stanley Letter or similar no-action letters. See "The Exchange Offer -- General." Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations). This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus and any amendment or supplement to this Prospectus available to any broker-dealer for use in connection with any such resale for a period of up to 180 days after consummation of the Exchange Offer. See "Plan of Distribution."

         The Company will not receive any proceeds from the Exchange Offer.

         The Exchange Notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes or as to the ability of or price at which the holders of Exchange Notes would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among others, prevailing interest rates, the Company's operating results and the market for similar securities. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange. The Initial Purchasers have informed the Company that they currently intend to make a market for the Exchange Notes. However, they are not so obligated, and any such market making may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes.

         Unless otherwise indicated, capitalized terms used herein that have not been defined prior to their use are defined in "Description of the Notes -- Certain Definitions."

         THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.


                           --------------------------

                           FORWARD-LOOKING STATEMENTS

         CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS UNDER "PROSPECTUS SUMMARY," "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS AND PROPERTIES," IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS, ARE "FORWARD-LOOKING STATEMENTS" AND ARE THUS PROSPECTIVE. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED UNDER "RISK FACTORS," BEGINNING ON PAGE 14 OF THIS PROSPECTUS, AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," BEGINNING ON PAGE 30 OF THIS PROSPECTUS, AND PROSPECTIVE INVESTORS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.





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
                              CERTAIN DEFINITIONS

         As used in this Prospectus, "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "MBbls" means thousand barrels and "MMBbls" means million barrels. "BOE" means barrel of oil equivalent, "Mcfe" means thousand cubic feet equivalent, "MMcfe" means million cubic feet equivalent and "Bcfe" means billion cubic feet equivalent. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids. References to "$" and "dollar" shall, in each instance, refer to United States dollars. All estimates of reserves contained herein are set forth on a "net" basis, unless otherwise noted, whereas information regarding production, acreage and numbers of well are set forth on a gross basis, unless otherwise noted.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company incorporates herein by reference the following documents (File No. 1-7792) (collectively, the "Reports"):

                 (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Annual Report");

                 (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

                 (c) All other documents filed by the Company pursuant to
         Section 13(a), 13(c) 14 or 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") subsequent to the date hereof and prior to the termination of the offering made hereby.

         Any statement contained herein or in a document or Report, all or a portion of which is incorporated by or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the Reports and documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document, copies of which are available from the Company as described below, each such statement being qualified in all respects by such reference.


         This Prospectus incorporates Reports and documents by reference which are not presented herein or delivered herewith. The Company will furnish without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any and all of the Reports and documents referred to above which are incorporated in this Prospectus by reference, other than exhibits to such Reports and documents (unless such exhibits are specifically incorporated by reference into such Reports or documents). Such requests for Reports and documents should be directed to Pogo Producing Company, 5 Greenway Plaza, Suite 2700, Houston, Texas 77046-0504, Attention: Corporate Secretary, telephone number (713) 297-5017. In order to ensure timely delivery of such documents prior to the Expiration Date, any request should be made by September 29, 1997.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated by reference herein. Prospective investors should consider carefully the information set forth in this Prospectus under the heading "Risk Factors". This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors".

                                  THE COMPANY

         Pogo Producing Company (the "Company") is an independent oil and gas exploration and production company, based in Houston, Texas. Incorporated in 1970, the Company has, in recent years, established a record of increasing its proven hydrocarbon reserves, principally through the exploration, exploitation and development of its properties and the selective acquisition of additional interests in producing properties in which the Company already has an interest. As a reflection of this historical success, in 1992, 1993, 1994, 1995 and 1996, the Company replaced 143%, 204%, 153%, 305%, and 187%, respectively, of that year's total production of proven hydrocarbon reserves. Through a portfolio of domestic and international properties, the Company concentrates its efforts on a mix of both offshore and onshore opportunities which provide a balanced exposure to oil and natural gas production. In recent years, the Company has concentrated its efforts in selected areas where it believes that its expertise, competitive acreage position, or ability to quickly take advantage of new opportunities offer the possibility of relatively high rates of return. Domestically, the Company has an extensive Gulf of Mexico reserve and acreage position and is also active in the Permian Basin of southeast New Mexico and west Texas and in other selected areas of Texas and Louisiana. Internationally, the Company, through its subsidiary Thaipo Limited ("Thaipo"), is the operator of the Block B8/32 concession license in the Gulf of Thailand (the "Thailand Concession").

         As of December 31, 1996, the Company had estimated net worldwide proven reserves of 360.9 Bcf of natural gas and 49.6 MMBbls of crude oil, or approximately 658.6 Bcfe, of which 64% were classified proved developed. Natural gas accounted for 55% of total net proved reserves at December 31, 1996, and 57% of 1996 production. Based on December 31, 1996, prices of $3.65 per Mcf for natural gas production and $24.14 per Bbl for oil and condensate production, the discounted future net cash flow before income taxes attributable to the Company's net proved reserves as of December 31, 1996, was $954.5 million. The Company has maintained its successful drilling record over the last five years, having participated in drilling 426 gross wells, of which 386 were completed as producers. During this period, net proved reserves, as estimated by Ryder Scott Petroleum Engineers ("Ryder Scott") more than doubled, increasing 109% from December 31, 1991 to December 31, 1996.

STRENGTHS

         The Company believes it is well positioned to continue to build upon its historical success by capitalizing on its strengths, including the following:

o Diversified Portfolio of Core Properties. The Company benefits from a portfolio of existing properties which provide geographic diversification while being of sufficient size and potential to enable the Company to concentrate its resources and regional expertise. As of January 1, 1997, seven distinct operating areas in four geographic regions accounted for approximately 90% of the Company's estimated proved natural gas reserves and approximately 93% of its proved oil, condensate and natural gas liquids reserves, and were the principal areas where the Company achieved the historical reserve replacement record discussed above. The nature of the Company's existing properties permit it to maintain a focused exploration and development program by utilizing the substantial geological and operating expertise it has gained over years of participation in these areas, as well as providing a base from which to evaluate new opportunities with similar characteristics. The Company utilized its offshore expertise gained primarily in the Gulf of Mexico to develop its Thailand Concession, which currently represents a substantial portion of the Company's total reserves and a growing portion of its total production. Since the Thailand Concession was granted in August 1991, the Company has discovered 273 Bcfe of proven reserves (as of December 31, 1996) on this acreage net to its interest. Production from the Tantawan Field, located on a portion of the Thailand Concession commenced in February, 1997. Production from the Tantawan Field averaged 84.2 MMcf of natural gas per day and 5,162 Bbls of crude oil and condensate per day (39 MMcf per day and 2,392 Bbls per day net to the Company's working interest) during the second quarter of 1997.

o Significant Further Potential. The Company believes that its existing properties continue to hold significant further potential for the discovery of additional reserves. In addition to capital expenditures for platforms, equipment, workovers, recompletions and certain land and lease acquisition costs, the Company has budgeted approximately $111 million to participate in drilling approximately 148 gross exploration and development wells during 1997 on its existing properties.

o        Balanced Risk Profile; Prudent Exposure to Higher Return
         Opportunities. The Company seeks to manage its risk exposure by maintaining a prudent level of participation in its projects. The Company seeks to operate certain of its properties, particularly where it believes that its working interest percentage, expertise or ability to control the timing or cost of a project provides a competitive advantage to it and its partners. The Company is currently the operator on all or a portion of 30 of the 97 offshore blocks in which it holds an interest. The Company is also the operator of a majority of its domestic onshore wells; and, through its subsidiary Thaipo, is the operator of its Thailand Concession. In instances where the Company is not the operator, it seeks to have a meaningful working interest in its projects so that it can influence decisions regarding their development and operations. Generally, the Company seeks a higher level of participation in projects which it views as having a potentially high rate of return and which have lower anticipated exploration and development costs, such as its operations in southeastern New Mexico and West Texas, while it seeks a lower level of participation where drilling or development costs may be disproportionately high, such as wells in intermediate water depths (400 to 1,200 feet) in the Gulf of Mexico or wells that are unusually deep or are considered highly risky.

o Technical Expertise. The Company has an experienced staff of engineers and geoscientists that comprises over 40% of the Company's total full-time personnel. The experience of its personnel, augmented by data from over 426 gross wells drilled over the past five years, more than 3,500,000 acres of 3-D seismic data and 500,000 miles of 2-D seismic data, create a knowledge base which the Company utilizes in establishing its drilling priorities and associated capital budget.

o Strong Financial Position. The Company endeavors to maintain both a low financial risk profile and sufficient capital resources to augment internally generated cash flow where necessary to satisfy its capital budget requirements.


BUSINESS STRATEGY

         The Company's business strategy is to maximize profitability and shareholder value by (i) increasing hydrocarbon production levels, leading to increased revenues, cash flow and earnings, (ii) replacing and expanding its proven hydrocarbon reserves base, (iii) maintaining appropriate levels of debt and interest, and controlling overhead and operating costs and (iv) expanding exploration and production activities into new and promising geographic areas consistent with Company expertise.

         To implement its business strategy, the Company currently is principally focused in the following four geographic areas:

DOMESTIC

         Gulf of Mexico. As of December 31, 1996, approximately 38% of the Company's total net proved oil and gas equivalent reserves and approximately 66% of the Company's domestic net proved oil and gas equivalent reserves are located in the Gulf of Mexico, where the Company has been exploring for oil and gas for over 27 years. Most of these proved reserves are concentrated in four significant producing areas, including eight fields in the Eugene Island area located off the Louisiana coast. This concentration allows the Company to closely manage costs and to develop detailed geologic and other information relating to its properties. The Company believes that the Gulf of Mexico will continue to provide the Company with substantial opportunities to expand its hydrocarbon reserves and increase its deliverability by utilizing its extensive inventory of 3-D seismic data (covering the equivalent of 550 federal Gulf of Mexico lease blocks) to locate low risk exploration and development projects, and by using advanced drilling technology, including horizontal drilling, to accelerate development of these projects. As operator of its newly constructed East Cameron Block 334 "E" platform, the Company recently used advanced drilling and completion technology to drill and complete two deep, high pressure wells that added significant new reserves in 1996 and which commenced production in April, 1997. As of April 17, 1997, production from this new field was approximately 145 MMcf of natural gas per day and approximately 5,000 Bbls of crude oil and condensate per day (approximately
84.5 MMcf per day and approximately 2,900 Bbls per day net to the Company's working interest).

         Permian Basin. As of December 31, 1996, approximately 12% of the Company's total net proved oil and gas equivalent reserves, and approximately 21% of the Company's domestic net proved oil and gas equivalent reserves are located in the Permian Basin where the Company has been exploring for oil and gas for over 19 years. According to the most recent annual figures published by the State of New Mexico, the Company is recognized as the ninth largest producer of crude oil in the state. The Company believes that it continues to be one of the most active companies drilling for oil and gas in the southeastern New Mexico portion of the Permian Basin, where it has interests in over 75,000 gross acres. The Company's primary drilling objective in this region is the Brushy Canyon (Delaware) formation, which produces oil at depths of approximately 6,000 to 9,000 feet. Commencing in late 1989 and continuing through March 31, 1997, the Company and its partners have drilled 315 wells in the Permian Basin, West and Northwest Texas areas, 97% of which were completed as productive. The Company has achieved rapid cost recovery with respect to its Permian Basin wells drilled to date because of relatively low capital costs and high initial rates of production. Due to its historic drilling success, its current undeveloped acreage position and its significant budgetary commitment to additional drilling, the Company expects its Permian Basin operations to continue to be a source of significant oil production.

         Onshore Gulf Coast Region. The Company has maintained an active presence in the Onshore Gulf Coast region for over 19 years. Recently, the Company has committed considerable resources to increasing its presence in promising areas where it believes its technological expertise, acreage position and comparatively low operating costs provide a competitive advantage. Commencing in 1995, the Company has participated in seven proprietary 3-D seismic surveys in the Onshore Gulf Coast region. Over sixteen prospects developed from these surveys are currently budgeted for exploration or appraisal drilling during 1997. During 1996, the Company participated in the drilling of seven new wells in the Lopeno Field located in South Texas. The Company and its partners currently plan to drill an additional seven wells in this field during 1997. Successful development drilling in the Lopeno Field and elsewhere in the Gulf Coast Region enabled the Company to double its proven reserves in this region during 1996 from approximately 25 Bcfe as of December 31, 1995 to approximately 50 Bcfe as of December 31, 1996.

INTERNATIONAL

         Gulf of Thailand. In August 1991, the Company and its joint venture partners were awarded a license to explore for oil and gas on the Thailand Concession. Through March 31, 1997, the Company and its joint venture partners, Thai Romo Limited and Sophon Thai Gulf Limited, have participated in drilling 51 exploratory and development wells on the Thailand Concession and acquired 3-D seismic surveys covering approximately 452,000 acres of the Thailand Concession. Significant oil and gas reserves have been discovered on several areas on the Thailand Concession and accounted, at December 31, 1996, for approximately 41% of the Company's total net proved oil and gas equivalent reserves.

         The first area of the Thailand Concession to be developed is approximately 68,000 acres in size and has been named the Tantawan Field. Production from the Tantawan Field commenced in early February, 1997, and averaged 84.2 MMcf of natural gas per day and 5,162 Bbls of crude oil and condensate per day (39 MMcf per day and 2,392 Bbls per day net to the Company's working interest) during the second quarter of 1997. Exploration and development efforts are also being conducted on portions of the Thailand Concession outside the Tantawan Field. In June 1997, the government of Thailand notified the Company that it had designated approximately 101,000 acres comprising the Benchamas and Pakakrong Fields as a production area. Preliminary planning for the development of these fields has already commenced. In addition, in July 1997, Thaipo and its joint venture partners formally requested that the government of Thailand designate the Maliwan area as a production area. The government is currently considering the request. Thaipo and its joint venture partners have also identified other potentially promising areas on the Thailand Concession. Since acquiring their interest in the Thailand Concession, Thaipo and its joint venture partners have acquired 3-D seismic surveys covering approximately 452,000 acres of the Thailand Concession and currently plan to acquire an additional 235,000 acres of 3-D seismic data over other prospective portions of the Thailand Concession during 1997 while continuing to develop the Tantawan Field and to carry out an active exploration drilling program.

         While continuing the development of the Thailand Concession, the Company intends to pursue a strategy of evaluating potentially high return prospects in other areas of the world with a relatively stable political and financial climate, such as certain European and ASEAN ("Association of Southeast Asian Nations") countries.

                   THE PRIVATE PLACEMENT AND USE OF PROCEEDS

         The Old Notes were issued by the Company on May 22, 1997 to the Initial Purchasers and were thereupon offered and sold by the Initial Purchasers only to certain qualified buyers. The net proceeds received by the Company in connection with the sale of the Old Notes were used to repay a portion of the Company's then outstanding Senior Indebtedness. See "Private Placement" and "Capitalization."

                               THE EXCHANGE OFFER

         The Exchange Offer relates to the exchange of up to $100,000,000 principal amount of Exchange Notes for up to $100,000,000 principal amount of Old Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes except that the Exchange Notes have been registered under the Securities Act and will not contain certain transfer restrictions and hence are not entitled to the benefits of the Registration Rights Agreement relating to the contingent increases in the interest rate provided for pursuant thereto. The Exchange Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the benefits of the Indenture governing the Old Notes. See "Description of the Notes."

The Exchange Offer  . . . . . . . . . . . .    Each $1,000 principal amount of
                                               Exchange Notes will be issued in
                                               exchange for each $1,000
                                               principal amount of outstanding
                                               Old Notes.  As of the date
                                               hereof, $100,000,000 principal
                                               amount of Old Notes are issued
                                               and outstanding.  The Company
                                               will issue the Exchange Notes to
                                               tendering holders of Old Notes
                                               on or promptly after the
                                               Expiration Date.

Resale  . . . . . . . . . . . . . . . . . .    The Company believes that the
                                               Exchange Notes issued pursuant
                                               to the Exchange Offer generally
                                               will be freely transferable by
                                               the holders thereof without
                                               registration or any prospectus
                                               delivery requirement under the
                                               Securities Act, except for
                                               certain Restricted Holders who
                                               may be required to deliver
                                               copies of this Prospectus in
                                               connection with any resale of
                                               the Exchange Notes issued in
                                               exchange for such Old Notes.
                                               See "The Exchange Offer --
                                               General" and "Plan of
                                               Distribution."


Expiration Date . . . . . . . . . . . . . .    5:00 p.m., New York City time, on
                                               October 10, 1997, unless the
                                               Exchange Offer is extended, in
                                               which case the term "Expiration
                                               Date" means the latest date to
                                               which the Exchange Offer is
                                               extended.  See "The Exchange
                                               Offer--Expiration Date;
                                               Extensions; Amendments."


Interest on the Notes . . . . . . . . . . .    The Exchange Notes will bear
                                               interest payable semi-annually
                                               on May 15 and November 15 of
                                               each year, commencing November
                                               15, 1997.  Holders of Exchange
                                               Notes of record on November 1,
                                               1997, will receive interest on
                                               November 15, 1997 from the date
                                               of issuance of the Exchange
                                               Notes, plus an amount equal to
                                               the accrued interest on the Old
                                               Notes from the date of issuance
                                               of the Old Notes, May 22, 1997,
                                               to the date of exchange thereof.
                                               Consequently, assuming the
                                               Exchange Offer is consummated
                                               prior to the record date in
                                               respect of the November 15,
                                               1997, interest payment for the
                                               Old Notes, holders who exchange
                                               their Old Notes for Exchange
                                               Notes will receive the same
                                               interest payment on November 15,
                                               1997, that they would have
                                               received had they not accepted
                                               the Exchange Offer.  Interest on
                                               the Old Notes accepted for
                                               exchange will cease to accrue
                                               upon issuance of the Exchange
                                               Notes.  See "The Exchange Offer
                                               -- Interest on the Exchange
                                               Notes."

Procedures for Tendering Old Notes  . . . .    Each holder of Old Notes wishing
                                               to accept the Exchange Offer
                                               must complete, sign and date the
                                               Letter of Transmittal, or a
                                               facsimile thereof, in accordance
                                               with the instructions contained
                                               herein and therein, and mail or
                                               otherwise deliver such Letter of
                                               Transmittal, or such facsimile,
                                               or an Agent's Message (as
                                               defined in "The Exchange

                                               Offer -- Procedures for
                                               Tendering") together
                                               with the Old Notes to be
                                               exchanged and any other
                                               required documentation
                                               to the Exchange Agent at the
                                               address set forth herein and
                                               therein or effect a tender of
                                               Old Notes pursuant to the
                                               procedures for book-entry
                                               transfer as provided for herein.
                                               See "The Exchange Offer --
                                               Procedures for Tendering."

Special Procedures for Beneficial
Holders . . . . . . . . . . . . . . . . . .    Any beneficial holder whose Old
                                               Notes are registered in the name
                                               of a broker, dealer, commercial
                                               bank, trust company or other
                                               nominee and who wishes to tender
                                               in the Exchange Offer should
                                               contact such registered holder
                                               promptly and instruct such
                                               registered holder to tender on
                                               the beneficial holder's behalf.
                                               If such beneficial holder wishes
                                               to tender directly, such
                                               beneficial holder must, prior to
                                               completing and executing the
                                               Letter of Transmittal and
                                               delivering the Old Notes, either
                                               make appropriate arrangements to
                                               register ownership of the Old
                                               Notes in such holder's name or
                                               obtain a properly completed bond
                                               power from the registered
                                               holder.  The transfer of record
                                               ownership may take considerable
                                               time.  See "The Exchange Offer
                                               --  Procedures for Tendering."

Guaranteed Delivery Procedures  . . . . . .    Holders of Old Notes who wish to
                                               tender their Old Notes and whose
                                               Old Notes are not immediately
                                               available or who cannot deliver
                                               their Old Notes and a properly
                                               completed Letter of Transmittal
                                               or any other documents required
                                               by the Letter of Transmittal to
                                               the Exchange Agent prior to the
                                               Expiration Date, or who cannot
                                               complete the procedure for
                                               book-entry transfer on a timely
                                               basis and deliver an Agent's
                                               Message, may tender their Old
                                               Notes according to the
                                               guaranteed delivery procedures
                                               set forth in "The Exchange Offer
                                               -- Guaranteed Delivery
                                               Procedures."

Withdrawal Rights . . . . . . . . . . . . .    Tenders of Old Notes may be
                                               withdrawn at any time prior to
                                               5:00 p.m., New York City time,
                                               on the Expiration Date, unless
                                               previously accepted for
                                               exchange.  See "The Exchange
                                               Offer -- Withdrawal of Tenders."

Termination of the Exchange Offer . . . . .    The Company may terminate the
                                               Exchange Offer if it determines
                                               that the Exchange Offer violates
                                               any applicable law or
                                               interpretation of the staff of
                                               the SEC.  Holders of Old Notes
                                               will have certain rights against
                                               the Company under the
                                               Registration Rights Agreement
                                               should the Company fail to
                                               consummate the Exchange Offer.
                                               See "The Exchange Offer --
                                               Termination" and "Description of
                                               the Notes --  Registration
                                               Rights; Liquidated Damages."

Acceptance of Old Notes and
Delivery of Exchange Notes  . . . . . . . .    Subject to certain conditions
                                               (as summarized above in
                                               "Termination of the Exchange
                                               Offer" and described more fully
                                               in "The Exchange Offer --
                                               Termination"), the Company will
                                               accept for exchange any and all
                                               Old Notes which are properly
                                               tendered in the Exchange Offer
                                               prior to 5:00 p.m., New York
                                               City time, on the Expiration
                                               Date.  The Exchange Notes issued
                                               pursuant to the Exchange Offer
                                               will be delivered promptly
                                               following the Expiration Date.
                                               See "The Exchange Offer --
                                               General."

Exchange Agent  . . . . . . . . . . . . . .    State Street Bank & Trust
                                               Company is serving as exchange
                                               agent (the "Exchange Agent") in
                                               connection with the Exchange
                                               Offer.  The mailing address of
                                               the Exchange Agent is:
                                               State Street Bank & Trust
                                               Company, Corporate Trust
                                               Department, P.O. Box 778,
                                               Boston, Massachusetts
                                               02102-0078.  Hand deliveries and
                                               deliveries by overnight courier
                                               should be addressed to State
                                               Street Bank & Trust

                                               Company, Corporate Trust
                                               Department, 4th Floor, Two
                                               International Place, Boston
                                               Massachusetts 02110. For
                                               information with respect to the
                                               Exchange Offer, the telephone
                                               number for the Exchange Agent is
                                               (617) 664-5314 and the facsimile
                                               number for the Exchange Agent is
                                               (617) 664-5739. See "The Exchange
                                               Offer -- Exchange Agent."

Use of Proceeds . . . . . . . . . . . . . .    There will be no cash proceeds
                                               payable to the Company from the
                                               issuance of the Exchange Notes
                                               pursuant to the Exchange Offer.
                                               See "Use of Proceeds."  For a
                                               discussion of the use of the net
                                               proceeds received by the Company
                                               from the sale of the Old Notes,
                                               see "Private Placement."

                           SUMMARY TERMS OF THE NOTES

          Defined terms used in this Summary Terms of the Notes which are not defined herein are defined in "Description of the Notes -- Certain Definitions."

Notes Outstanding . . . . . . . . . . . . . .  $100,000,000 aggregate principal amount of 8 3/4% Senior
                                               Subordinated Notes due 2007.

Maturity Date . . . . . . . . . . . . . . . .  May 15, 2007.

Interest Payment Dates  . . . . . . . . . . .  May 15 and November 15 of each year, commencing November 15,
                                               1997.


Optional Redemption . . . . . . . . . . . . .  The Notes are redeemable at the option of the Company, in whole
                                               or in part, at any time on or
                                               after May 15, 2002, at the
                                               redemption prices set forth
                                               herein, together with accrued
                                               and unpaid interest, if any, to
                                               the date of redemption.  See
                                               "Description of the Notes --
                                               Redemption; Optional Redemption."

Change of Control . . . . . . . . . . . . . .  Upon the occurrence of a Change of Control, each Holder may
                                               require the Company to purchase
                                               all or a portion of such
                                               Holder's Notes at a purchase
                                               price equal to 101% of the
                                               principal amount thereof,
                                               together with accrued and unpaid
                                               interest, if any, to the date of
                                               purchase. There can be no
                                               assurance that the Company will
                                               be able to repurchase the Notes
                                               if a Change of Control should
                                               occur. See "Description of the
                                               Notes -- Certain Covenants;
                                               Change of Control."

Ranking . . . . . . . . . . . . . . . . . . .  The Notes are general unsecured senior subordinated obligations
                                               of the Company that are
                                               subordinated in right of payment
                                               to all existing and future Senior
                                               Indebtedness of the Company, pari
                                               passu with all future senior
                                               subordinated indebtedness of the
                                               Company and senior in right of
                                               payment to all existing and
                                               future subordinated indebtedness
                                               of the Company. On June 30,
                                               1997, the Company had
                                               approximately $37 million of
                                               outstanding Senior Indebtedness,
                                               no indebtedness that ranked pari
                                               passu with the Old Notes and
                                               $201.2 million principal amount
                                               of indebtedness that ranked
                                               subordinated to the Old Notes.
                                               Subject to certain limitations
                                               set forth in the Indenture, the
                                               Company and its Subsidiaries
                                               may incur additional
                                               indebtedness. See
                                               "Capitalization," "Description
                                               of the Notes" and "Management's
                                               Discussion and Analysis of
                                               Financial Condition and Results
                                               of Operations  -- Liquidity and
                                               Capital Resources."

Certain Covenants . . . . . . . . . . . . . .  The Indenture contains certain covenants, including, without
                                               limitation, covenants with
                                               respect to the following
                                               matters: (i) limitation on
                                               indebtedness; (ii) limitation
                                               on restricted payments; (iii)
                                               limitation on issuances and sales
                                               of Restricted Subsidiary
                                               capital stock;  (iv) limitation
                                               on transactions with
                                               affiliates; (v) limitation on
                                               liens; (vi) limitation on
                                               disposition of proceeds of asset
                                               sales; (vii) limitation on
                                               non-guarantor Restricted
                                               Subsidiaries; (viii) limitation
                                               on dividends and other payment
                                               restrictions affecting Restricted
                                               Subsidiaries;  (ix) limitation on
                                               other senior subordinated
                                               indebtedness; and (x) limitation
                                               on merger, consolidation and sale
                                               of assets. See "Description of
                                               the Notes -- Certain Covenants."

Possible Subsidiary Guarantees. . . . . . . .  In the event that certain of the
                                               Company's existing or future
                                               Restricted Subsidiaries issue or
                                               guarantee certain indebtedness,
                                               they will be required by the
                                               terms of the Indenture to jointly
                                               and severally guarantee the Notes
                                               on a senior subordinated basis
                                               (the "Subsidiary Guarantees"). At
                                               the date hereof, no Subsidiary of
                                               the Company has issued or is
                                               required to issue a Subsidiary
                                               Guarantee and the Company does
                                               not intend to cause any
                                               Subsidiary to take any action
                                               that would require it to issue
                                               any Subsidiary Guarantee. Any
                                               Subsidiary Guarantees that may be
                                               issued will be limited to the
                                               extent of any payment that would
                                               not constitute a fraudulent
                                               transfer or conveyance under
                                               federal or state law. See "Risk
                                               Factors -- Fraudulent Conveyance
                                               Considerations Relating to Future
                                               Subsidiary Guarantees" and
                                               "Description of the Notes --
                                               Possible Subsidiary Guarantees of
                                               the Notes."

Use of Proceeds . . . . . . . . . . . . . . .  The net proceeds to the Company from the offering of the Old
                                               Notes were used to repay a
                                               portion of the Company's
                                               outstanding Senior Indebtedness.
                                               See "Capitalization."

Exchange Offer;
Registration Rights . . . . . . . . . . . . .  Pursuant to the Registration
                                               Rights Agreement relating to
                                               the Old Notes, the Company
                                               agreed to use its reasonable
                                               best efforts to (1) file with the
                                               Securities and Exchange
                                               Commission (the "Commission") a
                                               registration statement (the
                                               "Exchange Offer Registration
                                               Statement") with respect to an
                                               offer to exchange the Old Notes
                                               (the "Exchange Offer") for notes
                                               of the Company having
                                               substantially identical terms as
                                               the Old Notes (the "New Notes")
                                               (except that the New Notes will
                                               not contain terms with respect to
                                               transfer restrictions or interest
                                               rate increases) not later than
                                               July 6, 1997, (2) cause the
                                               Exchange Offer Registration
                                               Statement to become effective not
                                               later than September 4, 1997 and
                                               (3) cause the Exchange Offer to
                                               be consummated not later than
                                               November 18, 1997.  The
                                               Registration Statement of which
                                               this Prospectus forms a part
                                               constitutes such Exchange Offer
                                               Registration Statement.  In
                                               certain circumstances, the
                                               Company will file a shelf
                                               registration statement (a "Shelf
                                               Registration Statement") with
                                               respect to the Old Notes in lieu
                                               of effecting the Exchange Offer.

Absence of a Public
Market for the Exchange Notes . . . . . . . .  The Exchange Notes will be a new issue of securities for which
                                               there is currently no market.
                                               Although the Initial Purchasers
                                               have informed the Company that
                                               they each currently intend to
                                               make a market in the Exchange
                                               Notes, they are not obligated to
                                               do so, and any such market making
                                               may be discontinued at any time
                                               without notice. Accordingly,
                                               there can be no assurance as to
                                               the development or liquidity of
                                               any market for the Exchange
                                               Notes.


                                  RISK FACTORS

         See "Risk Factors" beginning on page 14 for a discussion of certain factors that should be considered by prospective investors in evaluating an investment in the Notes.

                             SUMMARY FINANCIAL DATA

         The Summary Financial Data presented below as of, and for each of the years in the five-year period ended, December 31, 1996, are derived from the consolidated financial statements of the Company and its subsidiaries, which are incorporated by reference herein and which have been audited by independent public accountants. The financial data as of, and for the six month periods ended, June 30, 1996 and 1997, are derived from the Company's unaudited financial statements which, in the opinion of management, include all adjustments (which consist only of normal recurring adjustments) necessary for the fair presentation of the financial position and results of operations of the Company for such interim periods. This data should be read in conjunction with the consolidated financial statements and related notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and in the Reports.

                                                                                                               Six Months Ended
                                                              Year Ended December 31,                               June 30,
                                            -------------------------------------------------------------    ----------------------
                                              1992         1993         1994         1995         1996          1996        1997
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                    (Expressed in thousands, except ratios)
INCOME STATEMENT DATA:
Total revenues ..........................   $ 140,830    $ 139,554    $ 173,608    $ 157,559    $ 203,977    $  99,595    $ 138,054
Operating income ........................      47,141       50,533       52,203       23,428       61,108       27,211       40,772
Net interest expense(a) .................      18,645       10,505        9,365        9,333        8,959        4,354        7,201
Net income ..............................      18,495       25,061       27,067        9,230       32,760       14,381       21,922
EARNINGS PER SHARE:
        Primary .........................   $    0.66    $    0.76    $    0.81    $    0.28    $    0.96    $    0.42    $    0.64
        Fully diluted ...................   $    0.66    $    0.76    $    0.81    $    0.28    $    0.94    $    0.42    $    0.62
OTHER FINANCIAL DATA:
Cash flows from operating activities ....   $  67,711    $  83,144    $  99,273    $  96,333    $  92,898    $  44,360    $  73,807
Cash flows from investing activities ....     (35,211)     (59,640)    (117,901)    (108,224)    (171,932)     (63,989)    (141,134)
Cash flows from financial activities ....     (32,705)     (21,828)      14,837       13,450       77,584       33,960       87,981
Capital and exploration expenditures
     (excluding interest capitalized) ...      41,300       74,600      120,800      110,400      206,200       55,800      113,200
SELECTED RATIOS:
Ratio of earnings to fixed
  charges(b) ............................        2.5x         4.5x         5.1x         2.1x         4.6x         4.3x         4.1x
Long-term obligations/Total
  proved reserves(BOE)(c) ...............   $    2.52    $    1.95    $    2.01    $    1.63    $    2.24          n/a          n/a
PRO FORMA NET INCOME AND
SELECTED RATIOS:
Proforma net income .....................          --           --           --           --    $  30,958           --    $  21,736
Pro forma ratio of earnings to
  fixed charges .........................          --           --           --           --         3.3x           --         3.9x

                                                                                                                 JUNE 30, 1997
                                                                                                                 -------------
BALANCE SHEET DATA:
Total assets..............................................................................................         $585,022
Long-term obligations, including current portion..........................................................          338,205
Shareholders' equity......................................................................................          128,613

----------
(a) Net interest expense represents interest charges net of interest capitalized of $391,000 in 1992, $451,000 in 1993, $739,000 in 1994,
         $1,834,000 in 1995, $4,244,000 in 1996, $1,830,000 in the six months ended June 30, 1996, and $2,630,000 in the six months ended June 30, 1997.


(b) Pre-tax earnings plus total interest charges, including amortization of debt issue expenses, divided by total interest charges, including amortization of debt issue expenses. Pro forma after giving effect to the sale of the Old Notes by the Company and the use of proceeds therefrom the ratios of earnings to fixed charges for the year ended December 31, 1996, and the six months ended June 30, 1997, would have been 3.3x and 3.9x respectively based on pro forma net income for the year ended December 31, 1996 and the six months ended June 30, 1997 of $30,958,000 and $21,736,000, respectively.

(c) Long-term obligations include long-term debt and the non-current portion of the Eugene Island 330 Production Payment obligation until such obligation was satisfied in 1993. This ratio cannot be calculated for the interim periods because reserve data is only available as of year end.

                       SUMMARY RESERVE AND OPERATING DATA

         The Summary Reserve and Operating Data presented below under the captions "Production (Sales) Data" as of, and for each of the years in the five-year period ended, December 31, 1996, and for the six month periods ended June 30, 1996 and 1997, is unaudited and should be read in conjunction with the consolidated financial statements and related notes thereto which are incorporated by reference herein and "Business and Properties -- Exploration and Production Data; Production and Sales" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The reserve information presented under the caption "Reserve Data" as of, and for each of the years in the five-year period ended, December 31, 1996 has been derived from the summary reserve report prepared by Ryder Scott and attached as an exhibit to the Annual Report on Form 10-K filed with the Commission for each of the years presented and should be read in conjunction with the notes to Company's consolidated financial statements which are incorporated by reference herein and "Business and Properties -- Exploration and Production Data; Reserves" included elsewhere herein. The data included in the Reports are incorporated in this Prospectus by reference.

                                                                                                     SIX MONTHS
                                                        YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                        ------------------------------------------------------  --------------------
                                           1992       1993       1994       1995       1996        1996       1997
                                        ---------  ---------  ---------   ---------  ---------  ---------  ---------
                                                  (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
     Production (Sales) Data:
     Net daily average and weighted
       average price:
       Natural gas:
         Mcf per day...................   105,200     91,700    144,800     121,000    107,700    108,900    173,500
         Price per Mcf.................     $1.75      $1.98      $1.88       $1.63      $2.40      $2.36      $2.34
       Crude oil and condensate:
         Bbls per day..................     8,699      9,851     11,100      11,786     11,968     12,247     15,187
         Price per Bbl.................    $20.17     $17.81     $16.08      $17.80     $22.12     $21.14     $20.14
       Natural gas liquids ("NGL"):
         Bbls per day..................     1,181      1,678      2,222       1,998      2,173      2,228      2,935
         Price per Bbl.................    $13.50     $11.90     $11.33      $11.10     $14.92     $13.31     $12.92
     Reserve Data (a):
     Estimated proved reserves
       Crude oil, condensate and
       natural gas liquids (MBbls).....    22,556     28,268     33,862      45,182     49,602         --         --
       Natural gas (MMcf)..............   207,068    232,866    242,890     328,061    360,944         --         --
       Natural gas equivalents
         (MMcfe).......................   342,404    402,474    446,062     599,153    658,566         --         --
     Estimated future net revenues
       before income taxes, discounted
       at 10%(b)(c)....................  $405,101   $403,840   $382,980    $532,475   $954,545         --         --
     Estimated future net revenues
       after income taxes, discounted
        at 10%(b)......................  $307,657   $300,260   $290,069    $377,145   $686,040         --         --


----------
(a) Proved reserves were estimated in accordance with Commission guidelines using oil and gas prices and production and development costs as of December 31 of each such year.

(b) These values were estimated in accordance with Commission guidelines. See "Business and Properties -- Exploration and Production Data; Reserves."

(c) Based on assumed Company-wide flat prices of $20.00 per barrel for oil and condensate and $2.00 per Mcf for gas, the Company's reservoir engineers estimate that the present value of future net revenues before income taxes, discounted at 10%, of the Company's proved reserves would have been approximately $553 million at December 31, 1996. This calculation represents an internal Company estimate, is presented for information purposes and has not been calculated entirely in accordance with Commission guidelines.

                                  RISK FACTORS

         In addition to the other information included elsewhere in this Prospectus, the following risk factors should be carefully considered in evaluating an investment in the Exchange Notes offered hereby. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in this section.

VOLATILITY OF OIL AND GAS MARKETS

         The Company's profitability and cash flow are highly dependent upon the prices of oil and natural gas, which historically have been seasonal, cyclical and volatile. In general, prices of oil and gas are dependent upon numerous factors beyond the control of the Company, including various weather, economic, political and regulatory conditions. During 1996, the average prices that the Company received for its crude oil, condensate and natural gas production were substantially higher than they have been in recent years. In the first half of 1997, the average prices that the Company received for its production were less than those the Company received in 1996. See "Selected Reserve and Operating Data." In the past, when natural gas prices in the United States were lower than they are currently, the Company at times elected to curtail certain quantities of its production. Should natural gas prices fall further in the future, the Company may again elect to curtail certain quantities of its natural gas production. Any significant decline in oil or gas prices could have a material adverse effect on the Company's operations and financial condition and could, under certain circumstances, result in a reduction in funds available under the Company's Credit Agreement.

         Because it is impossible to predict future oil and gas price movements with any certainty, the Company from time to time enters into contracts on a portion of its production to hedge against the volatility in oil and gas prices. Such hedging transactions, historically, have never exceeded 50% of the Company's total oil and gas production on an energy equivalent basis for any given period. While intended to limit the negative effect of further price declines, such transactions could effectively limit the Company's participation in price increases for the covered period, which increases could be significant. Furthermore, no assurance can be given that such transactions will reduce risk or mitigate the effect of any substantial declines in oil and gas prices. As of August 1, 1997, the Company was not a party to any natural gas futures contracts or crude oil swap agreements. See "Business and Properties -- Miscellaneous; Competition and Market Conditions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

UNCERTAINTIES INHERENT IN ESTIMATES OF RESERVES AND FUTURE NET REVENUES

         There are numerous uncertainties in estimating the quantity of proved reserves and in projecting the future rates of production and timing of development expenditures. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ materially from those of Ryder Scott, the Company's reserve engineers. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. In addition, estimates of the Company's future net revenues from proved reserves and the present value thereof are based on certain assumptions regarding future oil and gas prices, production levels and operating and development costs that may not prove to be correct. Any significant variance in these assumptions could materially affect the estimates of reserves and future net revenues therefrom set forth in the Reports. See "Business and Properties -- Exploration and Production Data; Reserves."

OPERATING AND UNINSURED RISKS

         The Company must continually acquire or explore for and develop new oil and natural gas reserves to replace those produced and sold. Without successful drilling, acquisition or exploration operations, the Company's hydrocarbon reserves and revenues would decline. Although the Company has historically maintained its reserves base primarily through successful exploration and development operations, there can be no assurance that future efforts will be similarly successful. The Company's operations are also subject to risks inherent in the exploration for and production of oil and natural gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution and other environmental risks. Offshore oil and gas operations are subject to the additional hazards of marine and helicopter operations, such as capsizing, collision and adverse weather and sea conditions. These hazards could result in substantial losses to the Company due to injury or loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. The Company carries insurance which it believes is in accordance with customary industry practices, but is not fully insured against all risks incident to its business.

         Drilling activities are subject to numerous risks, including the risk that no commercially productive hydrocarbon reserves will be encountered. The cost of drilling, completing and operating wells and of installing production facilities and pipelines is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery or availability of equipment or fabrication yards. The availability of a ready market for the Company's natural gas production depends on a number of factors, including the demand for and supply of natural gas, the proximity of natural gas reserves to pipelines, the available capacity of such pipelines and government regulations. The marketing of offshore oil and gas production is subject to the availability of pipelines and other transportation, processing and refining facilities, as well as the existence of adequate markets. As a result, even if hydrocarbons are discovered in commercial quantities, a substantial period of time may elapse before commercial production commences. If pipeline facilities in an area are insufficient, the Company may have to await the construction or expansion of pipeline capacity before production from that area can be marketed. The marketing of domestic onshore oil and gas production is also subject to the availability of pipelines, crude oil hauling and other transportation, processing and refining facilities as well as the existence of adequate markets. See "Business and Properties -- Miscellaneous; Operating and Uninsured Risks", "Business and Properties -- Miscellaneous; Sales" and "-- Additional Risks Related to the Company's Operations in the Kingdom of Thailand."

AVAILABILITY OF EQUIPMENT AND PERSONNEL

         The recent increase in drilling activity throughout the world has increased the demand for drilling rigs, drilling vessels, supply boats and personnel experienced in the oil and gas industry in general, and the offshore oil and gas industry in particular. The Company has recently experienced difficulty and delays in consistently obtaining certain services and equipment from vendors, obtaining drilling rigs and other equipment at favorable rates, and scheduling equipment fabrication at factories and fabrication yards. In addition, the Company has noted that the costs of such services, equipment and personnel have recently risen significantly. No assurance can be given that such services, equipment and personnel will be available in a timely manner, or that the cost thereof will not increase significantly. See "Business and Properties -- Miscellaneous; Operating and Uninsured Risks" and "Management's Analysis and Discussion of Financial Condition and Results of Operations -- Results of Operations."

DEPENDENCE ON OTHER OPERATORS

         A significant percentage of the Company's oil and gas properties are not operated by the Company. As a result, the Company has limited control over the manner in which operations are conducted on such non-operated properties, including the safety and environmental standards used in connection therewith. Pursuant to the operating agreements governing operations on the properties in which the Company has an interest, the Company maintains significant influence or control over the nature and timing of exploration and development activities on the majority of its properties. Such agreements do not, however, allow the Company such influence or control with respect to a portion of its properties; in such cases, the operators of such properties generally have control with respect to the nature and timing of exploration or development activities. In such instances, the operators of such properties could refuse to initiate exploration or development projects, in which case the Company would be required to propose such activities and may be required to proceed with such activities without receiving any funding from the operator, or the operators may initiate exploration or development projects on a slower schedule than that preferred by the Company. Any of these events could have a significant effect on the Company's anticipated exploration and development activities.

SUBSTANTIAL CAPITAL REQUIREMENTS

         The Company makes, and will continue to make, substantial expenditures for the acquisition, development, production, exploration and abandonment of its oil and natural gas reserves. The Company intends to finance such capital and exploration expenditures primarily with funds provided by operations and borrowings under the Credit Agreement. The Company increased its capital and exploration expenditures from $98,560,000 in 1995 (excluding purchased reserves and interest capitalized) to $206,267,000 in 1996 (excluding purchased reserves and interest capitalized). The Company has currently budgeted $210,000,000 for capital and exploration expenditures in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

         The oil and natural gas industry is highly competitive. The Company competes in the acquisition, development, production and marketing of oil and natural gas with major oil companies, other independent oil and natural gas concerns and individual producers and operators. Many of these competitors have substantially greater financial and other resources than the Company. Furthermore, the oil and natural gas industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers. See "Business and Properties -- Miscellaneous; Competition and Market Conditions."

SUBORDINATION OF NOTES

         The Notes are senior subordinated obligations of the Company and, as such, are subordinated to all of the Company's existing and future Senior Indebtedness, including indebtedness under the Credit Agreement. The Company expects to incur additional Senior Indebtedness from time to time in the future under the Credit Agreement or otherwise, and the Indenture relating to the Notes will limit, but not prohibit, the incurrence of any other Indebtedness by the Company or its Subsidiaries, including Senior Indebtedness. As of June 30, 1997, the Company had approximately $37 million principal amount of outstanding Senior Indebtedness. Upon any distribution of assets, liquidation, dissolution, reorganization or any similar proceeding by or relating to the Company, the holders of Senior Indebtedness of the Company would be entitled to receive payment in full before the holders of the Notes would be entitled to receive any payment. The terms and conditions of the subordination provisions pertinent to the Notes are described in more detail in "Description of the Notes -- Subordination."

         Further, the Notes are effectively subordinated to claims of holders of any preferred stock and claims of creditors (other than the Company) of the Company's Subsidiaries that are not Subsidiary Guarantors, including trade creditors, secured creditors, taxing authorities, creditors holding guarantees, and tort claimants. In the event of a liquidation, reorganization, or similar proceeding relating to a Subsidiary that is not a Subsidiary Guarantor, these persons generally will have priority as to the assets of such Subsidiary over the claims and equity interest of the Company and, thereby indirectly, holders of Indebtedness of the Company, including the Notes. No Subsidiary of the Company is, as of the date of this Prospectus, a Subsidiary Guarantor. However, under certain circumstances, the Company's payment obligations under the Notes may in the future be required to be severally guaranteed by existing or future Subsidiaries of the Company. See "Description of the Notes -- Possible Subsidiary Guarantees of the Notes."

Debt Service

         At June 30, 1997, Possible Subsidiaries of the Company (principally Thaipo) had total combined assets of $202,796,000 (exclusive of net receivables from the Company) and liabilities of $12,865,000 (exclusive of net payables to the Company and assets and liabilities associated with transactions treated as operating leases in the consolidated financial statements of the Company). Among other obligations, Thaipo has guaranteed its pro rata portion of obligations under an eleven and a half year bareboat charter of a Floating Production, Storage and Offloading system (a "FPSO") used for development of the Tantawan production area. The portion of the obligations under the bareboat charter guaranteed by Thaipo is currently estimated at $11,122,000 per year for the first ten years. The documents governing such obligations state that the Company has no liability for such obligations. In addition, other liabilities may be incurred by the Company's subsidiaries in the future.

         The Indenture imposes limits on the ability of the Company and its Subsidiaries to incur additional indebtedness and liens and to enter into agreements that would restrict the ability of such Subsidiaries to make distributions, loans or other payments to the Company. The Indenture also imposes limits on the ability of the Company to transfer assets to Restricted Subsidiaries or acquire Restricted Subsidiaries. However, these limitations are subject to various qualifications. Subject to certain limitations, the Company and its Subsidiaries may incur secured indebtedness. For additional details of these provisions and the applicable qualifications, see "Description of the Notes -- Subordination" and "-- Certain Covenants."

Leverage

     As of June 30, 1997, the Company's long-term debt (including the current portion) was $338,205,000 and shareholders' equity was $128,613,000, and thus the Company may continue to be considered highly leveraged. The Company believes that its cash flow from operations, together with the proceeds from the sale of the Old Notes, the funds available under the Credit Agreement and its other sources of liquidity, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments. However, the Company's ability to meet its debt service obligations will be dependent upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

         In the event of a Change of Control, holders of the Notes will have the right to require the Company, subject to certain conditions, to repurchase all or any part of such holders' Notes at a price equal to 101% of the principal thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes -- Certain Covenants -- Change of Control." Existing Senior Indebtedness under the Credit Agreement includes, and future Indebtedness may include, change of control provisions pursuant to which the Company would be required to repurchase, or the lender could demand the repayment of, upon a change of control (as defined thereunder), the Indebtedness due thereunder. Upon such an occurrence, the Company would be required to redeem or repay such Senior Indebtedness before repurchasing the Notes and then outstanding indebtedness pari passu with the Notes that contain similar change of control provisions. No assurance can be given that the Company would have sufficient funds available or could obtain the financing required to repurchase Notes and such other outstanding Indebtedness that is pari passu with, or senior to, the Notes tendered by holders thereof following a Change of Control. If a Change of Control occurred and the Company had inadequate funds or financing available to pay for Notes and such other Indebtedness that is pari passu with, or senior to, the Notes that are tendered for repurchase, an Event of Default would be triggered under the indenture and under such other outstanding Indebtedness, each of which could have a material adverse consequence for the Company and the holders of the Notes. In addition, the 2004 Notes and the 2006 Notes (each as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations"), which are contractually subordinated to the Notes, contain change of control provisions that are similar to the Change of Control provisions contained in the Notes. Consequently, an event triggering a Change of Control repurchase obligation under the Notes may also trigger a change of control repurchase obligation under such subordinated indebtedness, if the then current market price of the Company's common stock is less than 105% of the respective conversion prices of such notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         Moreover, the definition of Change of Control includes a phrase relating to the sale or other disposition of the Company's properties and assets "substantially as an entirety." Although there is a developing body of case law interpreting phrases such as "substantially as an entirety," there is no precise established definition of such phrases under applicable law. Accordingly, the ability of a holder of the Notes to require the Company to repurchase such Notes as a result of a sale or other disposition of less than all of the properties and assets of the Company on a consolidated basis to another person or related group of persons may be uncertain. See "Description of the Notes -- Certain Covenants -- Change of Control.''

FRAUDULENT CONVEYANCE CONSIDERATIONS RELATING TO FUTURE SUBSIDIARY GUARANTEES

         In the event that certain of the Company's existing or future restricted subsidiaries issue or guarantee certain indebtedness, they will be required by the terms of the Indenture to jointly and severally guarantee the Notes on a senior subordinated basis. At the date hereof, no Subsidiary of the Company has issued or is required to issue a Subsidiary Guarantee and the Company does not intend to cause any Subsidiary to take any action that would require it to issue any Subsidiary Guarantee. Various applicable fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid any Subsidiary Guarantee issued by a Subsidiary Guarantor. It is also possible that under certain circumstances a court could hold that the direct obligations of a Subsidiary Guarantor could be superior to the obligations under the Subsidiary Guarantee.

         To the extent that a court were to find that at the time a Subsidiary Guarantor entered into a Subsidiary Guarantee either (x) the Subsidiary Guarantee was incurred by Subsidiary Guarantor with the intent to hinder, delay or defraud any present or future creditor or that a Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (y) the Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing the Subsidiary Guarantee and, at the time it issued the Subsidiary Guarantee, the Subsidiary Guarantor (i) was insolvent or rendered insolvent by reason of the issuance of the Subsidiary Guarantee, (ii) was engaged or about to engage in a business or transaction for which the remaining assets of the Subsidiary Guarantor constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate the Subsidiary Guarantee in favor of the Subsidiary Guarantor's other debts or liabilities. Among other things, a legal challenge of a Subsidiary Guarantee issued by a Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by the Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent a Subsidiary Guarantee is avoided as a result of fraudulent conveyance or held unenforceable for any other reason, the Holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor and would be creditors solely of the Company.


GOVERNMENT REGULATION AND ENVIRONMENTAL RISKS

         The Company's business is subject to certain laws and regulations relating to taxation, exploration for and development and production of oil and gas, and environmental and safety matters in both the United States and the foreign countries in which the Company or any of its subsidiaries operates or owns property. Various laws and regulations often require permits for drilling wells and also cover spacing of wells, the prevention of waste of oil and gas including maintenance of certain gas/oil ratios, rates of production and other matters. The effect of these statutes and regulations, as well as other regulations that could be promulgated by the jurisdictions in which the Company has production, could be to limit the number of wells that could be drilled on the Company's properties and to limit the allowable production from the successful wells completed on the Company's properties, thereby limiting the Company's revenues.

         The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to the government and third parties and may require the Company to incur costs to remedy the discharge. Oil or natural gas may be discharged in many ways, including from a well or drilling equipment at a drill site, leakage from storage tanks, pipelines or other gathering and transportation facilities and discharges resulting from damage to oil or natural gas wells resulting from accidents during normal operations, as well as blowouts, cratering and explosions. Discharged oil and gas may migrate through soil to water supplies or adjoining properties, giving rise to additional liabilities. A variety of laws and regulations govern the environmental aspects of oil and gas production, transportation and processing and may, in addition to other laws, impose liability in the event of discharges (whether or not accidental), for failure to notify the proper authorities of a discharge and other failures to comply with those laws. Environmental laws may also affect the costs of the Company's acquisitions of oil and gas properties. The Company does not believe that its environmental risks are materially different from those of comparable companies in the oil and gas industry. Nevertheless, no assurance can be given that environmental laws will not, in the future, result in a curtailment of production or a material increase in the costs of production, development or exploration or otherwise adversely affect the Company's operations and financial condition. Pollution and similar environmental risks generally are not fully insurable. See "-- Operating and Uninsured Risks."

RISKS OF FOREIGN OPERATIONS

         Ownership of property interests and production operations in Thailand, and in any other areas outside the United States in which the Company may choose to do business, are subject to the various risks inherent in foreign operations. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over the Company's international operations. The Company's international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States. See "Business and Properties -- Miscellaneous; Risks of Foreign Operations" and "-- International Operations."

ADDITIONAL RISKS RELATED TO THE COMPANY'S OPERATIONS IN THE KINGDOM OF THAILAND

         The Company's operations in the Kingdom of Thailand are subject to additional risks. Among other things, the Company and its joint venture partners were required, as of August 1, 1997, to relinquish the remaining exploration acreage in the Thailand Concession if an extension of the exploration term is not granted. If an extension of the exploration term were not granted, the Company would be able to retain only those areas which have been designated by the Thai government as production areas, which currently includes only the Tantawan Field and the Benchamas and Pakakrong Fields. Although an application has been made to designate the Maliwan area of the Concession as a production area and to extend the exploratory term on a portion of the existing exploratory acreage for a period of three years, the Company has not yet received official responses from the Thai government indicating how much, if any, exploration acreage may be retained (and if any exploratory acreage may be retained, for how long), or whether the

Maliwan Field has been designated a production area as had been requested by the Company and its joint venture partners. See "Business and Properties -- International Operations; Significant International Operating Areas During 1996; Contractual Terms Governing the Thailand Concession and Related Production." In addition, the marketing and sale of hydrocarbons produced from the Thailand Concession is subject to numerous risks and uncertainties. For example, all oil and natural gas produced from the Thailand Concession is currently expected to be sold to The Petroleum Authority of Thailand ("PTT"), which maintains a monopoly over oil and gas transmission and distribution in Thailand. The Thailand Concession is traversed by two major natural gas pipelines that are owned and operated by PTT. One of these pipelines is currently running at or near capacity and the other pipeline may also become full as a result of production from the Tantawan Field, the Benchamas Field and other fields in the Gulf of Thailand. There can be no assurance that, even if the Company is successful in its exploration efforts, it will be able to successfully, economically and profitably transport, process, refine and market the oil and gas it produces. PTT has constructed a lateral pipeline from its main pipeline to the Tantawan production area and has agreed to take the gas produced therefrom pursuant to a Gas Sales Agreement (the "GSA"). In the event that the required reserves or production rates of natural gas at a specified quality level under the GSA are not delivered, then the Company and its joint venture partners in the Tantawan production area will be obligated to contribute to PTT's capital costs incurred in the construction of the lateral pipeline. Also, under the GSA, the Tantawan joint venturers' liability for failure to deliver the minimum contracted daily rate is limited to PTT's right to take from subsequent deliveries an amount equal to the quantity of natural gas not delivered at 75% of the contracted price. Cash flows resulting from operations in Thailand are subject to Thai governmental royalties, other governmental charges and income taxes. Moreover, in early July 1997, the government of the Kingdom of Thailand announced that the value of the Baht (the Thai currency) would be set against the dollar and other currencies under a "managed float" arrangement. Since that time, the value of the Baht has declined. As of August 22, 1997, the prevailing currency exchange rate was approximately 34 Baht to the dollar. The Company cannot predict what the Baht to dollar exchange rate may be in the future. It is anticipated that this exchange rate will remain volatile. Since all gas sales under the GSA are expected to be recognized in Baht, fluctuations in the exchange rate between Baht and dollars could have an adverse effect on the anticipated profits of the Company's operations in Thailand. See"Business and Properties -- International Operations" and "-- Miscellaneous Sales."

ABSENCE OF TRADING MARKET; TRANSFER RESTRICTIONS

         The Exchange Notes will be new securities for which currently there is no trading market. The Company does not currently intend to apply for listing of the Exchange Notes on any securities exchange or stock market. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Exchange Notes, the Initial Purchasers are not obligated to do so, and any such market making may be discontinued at any time without notice. The liquidity of any market for the Exchange Notes will depend upon the number of Holders of such Exchange Notes, the interest of securities dealers in making a market in such securities and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. There can be no assurance that the market, if any, for the Exchange Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the Holders of the Exchange Notes.

                               PRIVATE PLACEMENT

         The initial placement of the Old Notes on May 16, 1997 was consummated on May 22, 1997, by the issuance and sale to the Initial Purchasers of $100,000,000 principal amount of the Old Notes at a price of 97.27% of the principal amount thereof in a private transaction not registered under the Securities Act in reliance upon Section 4(2) of the Securities Act. The Initial Purchasers thereupon offered and resold the Old Notes only to qualified institutional buyers and a limited number of institutional accredited investors at an initial price to such purchasers of 99.77% of the principal amount thereof. The $97,270,000 proceeds received by the Company in connection with the sale of the Old Notes were used to repay a portion of the Company's outstanding Senior Indebtedness.

                                USE OF PROCEEDS


         The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange a like principal amount of Old Notes, the terms of which are identical in all material respects to the Exchange Notes. The Old Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any change in capitalization of the Company.

                                 CAPITALIZATION

         The following table sets forth the consolidated debt and capitalization of the Company and its subsidiaries at June 30, 1997. This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto included in the Company's Annual Report and incorporated by reference in this Prospectus.

                                                                                       JUNE 30, 1997
                                                                                       --------------
                                                                                       (IN THOUSANDS)
                                                                                         (UNAUDITED)
      Long-term debt, including current portion
        Credit Agreement indebtedness . . . . . . . . . . . . . . . . . . . . . . .     $   27,000
       Uncommitted credit lines with banks  . . . . . . . . . . . . . . . . . . . .         10,000
       8  3/4% Senior Subordinated Notes, due 2007. . . . . . . . . . . . . . . . .        100,000
       5  1/2% Convertible subordinated notes, due 2004 . . . . . . . . . . . . . .         86,205
       5  1/2% Convertible subordinated notes, due 2006 . . . . . . . . . . . . . .        115,000
                                                                                        ----------

                Total long-term debt  . . . . . . . . . . . . . . . . . . . . . . .        338,205
                                                                                        ----------
      Shareholders' equity:
       Preferred stock, $1 par value; 2,000,000 shares
           authorized; no shares issued and outstanding . . . . . . . . . . . . . .             --
       Common stock, $1 par value; 100,000,000 shares authorized;
           33,395,901 shares issued and 33,380,326 shares outstanding . . . . . . .         33,396
       Additional capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        140,806
       Retained earnings (deficit)  . . . . . . . . . . . . . . . . . . . . . . . .        (45,085)

       Currency translation adjustment  . . . . . . . . . . . . . . . . . . . . . .           (180)
       Treasury stock, at cost; 15,575 shares . . . . . . . . . . . . . . . . . . .           (324)
                                                                                        ----------
               Total shareholders' equity . . . . . . . . . . . . . . . . . . . . .        128,613
                                                                                        ----------
               Total capitalization (including current
                  maturities) . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  466,818
                                                                                        ==========

----------

                            SELECTED FINANCIAL DATA

         The Selected Financial Data presented below as of, and for the years in the five-year period ended, December 31, 1996, are derived from the consolidated financial statements of the Company and its subsidiaries, which are incorporated by reference herein and which have been audited by independent public accountants. The financial data as of, and for the six month periods ended, June 30, 1996 and 1997, are derived from the Company's unaudited financial statements which, in the opinion of management, include all adjustments (which consists only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of the Company for such interim periods. This data should be read in conjunction with the consolidated financial statements and related notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and in the Reports.

                                                                                                    SIX MONTHS
                                                      YEAR ENDED DECEMBER 31,                     ENDED JUNE 30,
                                     -------------------------------------------------------------------------------
                                        1992       1993        1994       1995        1996       1996       1997
                                        ----       ----        ----       ----        ----       ----       ----
                                                 (EXPRESSED IN THOUSANDS, EXCEPT RATIOS AND UNIT AMOUNTS)
                                                                                                    (UNAUDITED)
     INCOME STATEMENT DATA:
       Revenues:
         Crude oil and condensate  . $ 64,224    $64,042     $65,141    $ 76,557     $ 96,908    $47,110    $ 55,368
         Natural gas . . . . . . . .   67,366     66,173      99,093      72,032       94,589     46,855      73,394
         Natural gas liquids . . . .    5,833      7,288       9,189       8,097       11,867      5,398       6,860
         Other, net  . . . . . . . .    1,705       (950)        133         773          778        397         973
                                      -------    -------     -------      ------      -------     ------     -------
         Oil and gas revenues  . . .  139,128    136,553     173,556     157,459      204,142     99,760     136,595
         Interest on tax refunds . .       --      2,322          --          --           --         --          --
         Gains (losses) on sales . .    1,702        679          52         100         (165)      (165)      1,459
                                      -------    -------     -------      ------      -------     ------     -------
             Total . . . . . . . . .  140,830    139,554     173,608     157,559      203,977     99,595     138,054
                                      -------    -------     -------      ------      -------     ------     -------
       Operating Costs and Expenses:
         Lease operating . . . . . .   25,842     26,633      29,768      35,071       37,628     18,080      28,488
         General and administrative    13,129     14,550      15,984      16,400       18,028      9,804      10,957
         Exploration . . . . . . . .    3,102      2,455       5,257       7,468       16,777      7,876       5,953
         Dry hole and impairment . .    9,314      4,690       7,088       6,703        8,579      5,118       5,007
         Depreciation, depletion and
             amortization  . . . . .   42,302     40,693      63,308      68,489       61,857     31,506      46,877
                                      -------    -------     -------      ------      -------     ------     -------
             Total . . . . . . . . .   93,689     89,021     121,405     134,131      142,869     72,384      97,282
                                      -------    -------     -------      ------      -------     ------     -------
       Operating Income                47,141     50,533      52,203      23,428       61,108     27,211      40,772
       Interest Charges  . . . . . .  (19,036)   (10,956)    (10,104)    (11,167)     (13,203)    (6,184)     (9,831)
       Interest Income . . . . . . .      191         14          53          26          232        139         129
       Interest Capitalized  . . . .      391        451         739       1,834        4,244      1,830       2,630
                                      -------    -------     -------      ------      -------     ------     -------
       Income Before Taxes and         28,687     40,042      42,891      14,121       52,381     22,996      33,700
           Extraordinary Items . . .
       Income Tax Expense  . . . . .  (10,192)   (14,981)    (15,517)     (4,891)     (18,800)    (7,794)    (11,708)
                                       -------    -------     -------     ------       -------    ------     -------
       Income Before Extraordinary
       Items  . . . . . . . . . . . .  18,495     25,061      27,374       9,230       33,581     15,202      21,992
       Extraordinary Losses on Early
         Extinguishments of  Debt,
         Net of Taxes  . . . . . . .    --         --           (307)      --            (821)      (821)      --
                                      -------    -------     -------      ------      -------     ------     -------
             Net Income  . . . . . . $ 18,495    $25,061     $27,067      $9,230      $32,760    $14,381    $ 21,992
                                     ========    =======     =======     =======     ========    =======    ========
     EARNINGS PER SHARE:
         Primary . . . . . . . . . . $   0.66    $  0.76     $  0.81      $ 0.28      $  0.96    $  0.42     $  0.64
         Fully diluted . . . . . . . $   0.66    $  0.76     $  0.81      $ 0.28      $  0.94    $  0.42     $  0.62

     OTHER FINANCIAL DATA:

       Cash Flows From Operating
         activities  . . . . . . . . $ 67,711    $83,144    $ 99,273    $ 96,333    $  92,898    $44,360    $ 73,807
       Cash Flows From Investing
         activities  . . . . . . . .  (35,211)   (59,640)   (117,901)   (108,224)   (171,932)    (63,989)   (141,134)
       Cash Flows From Financial
         activities  . . . . . . . .  (32,705)   (21,828)     14,837      13,450       77,584     33,960      87,981
       Capital and exploration
         expenditures (excluding
         interest capitalized)  . . .  41,300     74,600     120,800     110,400      206,200     54,000     113,200

     SELECTED RATIOS:
       Ratio of earnings to fixed
         charges(a) . . . . . . . . .     2.5x       4.5x        5.1x        2.1x         4.6x       4.3x        4.1x
       Long-term obligations/Total
         proved reserves (BOE)(b) . .   $2.52      $1.95       $2.01       $1.63        $2.24         n/a         n/a

                                                                                                  JUNE 30, 1997
                                                                                                  -------------
    BALANCE SHEET DATA:
      Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 586,022
      Long-term obligations, including current portion  . . . . . . . . . . . . . . . .              338,205
      Total shareholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . .              128,613

----------

(a) Pre-tax earnings plus total interest charges, including amortization of debt issue expenses, divided by total interest charges, including amortization of debt issue expenses. Pro forma after giving effect to the sale of the Old Notes by the Company and the use of proceeds therefrom the ratios of earnings to fixed charges for the year ended December 31, 1996, and the six months ended June 30, 1997, would have been 3.3x and 3.9x respectively based on pro forma net income for the year ended December 31, 1996 and the six months ended June 30, 1997 of $30,958,000 and $21,736,000, respectively.

(b) Long-term obligations include long-term debt and the non-current portion of the Eugene Island 330 Production Payment obligation until such obligation was satisfied in 1993. This ratio cannot be calculated for interim periods because reserve data is only available as of year end.

                      SELECTED RESERVE AND OPERATING DATA

         The Selected Reserve and Operating Data presented below under the captions "Production (Sales) Data" as of, and for each of the years in the five-year period ended, December 31, 1996, and for the six month periods ended June 30, 1996 and 1997, is unaudited and should be read in conjunction with the consolidated financial statements and related notes thereto which are incorporated by reference herein and "Business and Properties -- Exploration and Production Data; Production and Sales" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The reserve information presented under the caption "Reserve Data" as of, and for each of the years in the five-year period ended, December 31, 1996 has been derived from the summary reserve report prepared by Ryder Scott and attached as an exhibit to the Annual Report on Form 10-K filed with the Commission for each of the years presented and should be read in conjunction with the notes to Company's consolidated financial statements which are incorporated by reference herein and "Business and Properties -- Exploration and Production Data; Reserves" included elsewhere herein. The data included in the Reports are incorporated in this Prospectus by reference.

                                                                                                    SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,                        ENDED JUNE 30,
                                 ------------------------------------------------------------   -------------------
                                     1992        1993       1994        1995        1996          1996       1997
                                 ------------------------------------------------------------   -------------------
                                              (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
       PRODUCTION (SALES) DATA:
       Net daily average and
       weighted average price:
         Natural gas:
           Mcf per day . . . . . . .  105,200      91,700    144,800     121,000     107,700     108,900    173,500
           Price per Mcf . . . . . .    $1.75       $1.98      $1.88       $1.63       $2.40       $2.36      $2.34
         Crude oil and condensate:
           Bbls per day  . . . . . .    8,699       9,851     11,100      11,786      11,968      12,247     15,187
           Price per Bbl . . . . . .   $20.17      $17.81     $16.08      $17.80      $22.12      $21.14     $20.14
         NGL:
           Bbls per day  . . . . . .    1,181       1,678      2,222       1,998       2,173       2,228      2,935
           Price per Bbl . . . . . .   $13.50      $11.90     $11.33      $11.10      $14.92      $13.31     $12.92
       RESERVE DATA(A):
       Estimated proved reserves
         Crude oil, condensate and
           natural gas liquids . . .   22,556      28,268     33,862      45,182      49,602        --         --
       (MBbls) . . . . . . . . . . .
         Natural gas (MMcf)  . . . .  207,068     232,866    242,890     328,061     360,944        --         --
         Natural gas equivalents
           (MMcfe) . . . . . . . . .  342,404     402,474    446,062     599,153     658,566        --         --
         Estimated future net
           revenues before income
           taxes, discounted at
           10%(b)(c) . . . . . . . . $405,101    $403,840   $382,980    $532,475    $954,545        --         --
         Estimated future net
           revenues after income
           taxes discounted at
           10%(b). . . . . . . . . . $307,657    $300,260   $290,069    $377,145    $686,040        --         --

__________

(a) Proved reserves were estimated in accordance with Commission guidelines using oil and gas prices and production and development costs as of December 31 of each such year.

(b) These values were estimated in accordance with Commission guidelines. See "Business and Properties -- Exploration and Production Data; Reserves."

(c) Based on assumed Company-wide flat prices of $20.00 per barrel for oil and condensate and $2.00 per Mcf for gas, the Company's reservoir engineers estimate that the present value of future net revenues before income taxes, discounted at 10%, of the Company's proved reserves would have been approximately $553 million at December 31, 1996. This calculation represents an internal Company estimate, is presented for information purposes and has not been calculated entirely in accordance with Commission guidelines.

                               THE EXCHANGE OFFER

GENERAL

         In connection with the sale of the Old Notes, the purchasers thereof became entitled to the benefits of certain registration rights under the Registration Rights Agreement. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement. See "Exchange Offer; Registration Rights."

         For each $1,000 principal amount of Old Notes surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Notes will receive $1,000 principal amount of Exchange Notes. Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes properly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in integral multiples of $1,000 principal amount.

         Under existing interpretations of the staff of the SEC, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13,
1989), the Morgan Stanley Letter and Mary Kay Cosmetics, Inc., SEC No-Action Letter (available June 5, 1991), the Company believes that the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act by the respective holders thereof (other than a "Restricted Holder," being (i) a broker-dealer who purchased Old Notes exchanged for such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of such Exchange Notes. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes must not rely on the interpretation by the staff of the SEC enunciated in the Morgan Stanley Letter and similar no-action letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

         Each holder of Old Notes who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including a representation that (i) it is neither an affiliate of the Company nor a broker-dealer tendering Old Notes acquired directly from the Company for its own account, (ii) any Exchange Notes to be received by it are being acquired in the ordinary course of its business and (iii) it is not participating in, and it has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer (a "Participating Broker-Dealer") who acquired Old Notes for its own account as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The staff of the SEC has taken the position in no-action letters issued to third parties including Shearman & Sterling, SEC No-Action Letter (available July 2,
1993), that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of Old Notes) with this Prospectus, as it may be amended or supplemented from time to time. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers to use this Prospectus, as it may be amended or supplemented from time to time, in connection with the resale of such Exchange Notes. See "Plan of Distribution."

         The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged Exchange Notes for all outstanding Old Notes (other than Old Notes held by a Restricted Holder) pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, Exchange Notes for all Old Notes that have been tendered and not withdrawn on the date that is 30 days following the commencement of the Exchange Offer. In such event, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act.

         As of the date of this Prospectus, $100,000,000 aggregate principal amount of Old Notes are issued and outstanding. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes to be eligible for trading in the Private Offering, Resale and Trading through Automated Linkages (PORTAL) Market, the National Association of Securities Dealers' screen based, automated market trading of securities eligible for resale under Rule 144A.

         The Company shall be deemed to have accepted for exchange validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "-- Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving Exchange Notes from the Company and delivering Exchange Notes to such holders. If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date. Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

         This Prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of the date of this Prospectus.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


         The term "Expiration Date" shall mean October 10, 1997 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended. In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time. The Company reserves the right (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "-- Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment. Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.


INTEREST ON THE EXCHANGE NOTES

         The Exchange Notes will bear interest payable semi-annually on May 15 and November 15 of each year, commencing November 15, 1997. Holders of Exchange Notes of record on November 1, 1997 will receive interest on November 15, 1997 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, May 22, 1997, to the date of exchange thereof. Consequently, assuming the Exchange Offer is consummated prior to the record date in respect of the November 15, 1997 interest payment for the Old Notes, holders who exchange their Old Notes for Exchange Notes will receive the same interest payment on November 15, 1997 that they would have received had they not accepted the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

PROCEDURES FOR TENDERING

         To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, or an Agent's Message, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) the certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

         The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering Old Notes which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

         The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to the Company. Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed stock power from the registered holder.

         Any beneficial holder whose Old Notes are registered in the name of such holder's broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on behalf of the registered holder. If such beneficial holder wishes to tender directly, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. If the Letter of Transmittal is signed by the record holder(s) of the Old Notes tendered thereby, the signature must correspond with the name(s) written on the face of the Old Notes without alteration, enlargement or any change whatsoever. If the Letter of Transmittal is signed by a participant in The Depository Trust Company ("DTC"), the signature must correspond with the name as it appears on the security position listing as the holder of the Old Notes. Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder (or by a participant in DTC whose name appears on a security position listing as the owner) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal and the Exchange Notes are being issued directly to such registered holder (or deposited into the participant's account at DTC) or (ii) for the account of an Eligible Institution. If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes. If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

         A tender will be deemed to have been received as of the date when the tendering holder's duly signed Letter of Transmittal accompanied by Old Notes (or a timely confirmation received of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC with an Agent's Message) or a Notice of Guaranteed Delivery from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery by an Eligible Institution will be made only against delivery of the Letter of Transmittal (and any other required documents) and the tendered Old Notes (or a timely confirmation received of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC) with the Exchange Agent.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any conditions of the Exchange Offer or defects or irregularities in tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date. In addition, the Company reserves the right in its sole discretion to (i) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under

"-- Termination," to terminate the Exchange Offer and (ii) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

BOOK-ENTRY TRANSFER

         The Exchange Agent will establish an account with respect to the Old Notes at DTC within two business days after the date of this Prospectus, and any financial institution which is a participant in DTC may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an Agent's Message must be transmitted to and received by the Exchange Agent on or prior to the Expiration Date at one of its addresses set forth below under "-- Exchange Agent", or the guaranteed delivery procedure described below must be complied with. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. All references in this Prospectus to deposit or delivery of Old Notes shall be deemed to include DTC's book-entry delivery method.

GUARANTEED DELIVERY PROCEDURES

         Holders who wish to tender their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis and deliver an Agent's Message, may effect a tender if: (i) the tender is made by or through an Eligible Institution; (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the registration number or numbers of such Old Notes (if applicable), and the total principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal, together with the Old Notes in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at DTC) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and (iii) such properly completed and executed Letter of Transmittal, together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of such a book-entry transfer) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

         The Letter of Transmittal contains, among other things, certain terms and conditions which are summarized below and are part of the Exchange Offer.

         Each holder who participates in the Exchange Offer will be required to represent that any Exchange Notes received by it will be acquired in the ordinary course of its business, that such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of the Exchange Notes, and that such holder is not a Restricted Holder.

         Old Notes tendered in exchange for Exchange Notes (or a timely confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at DTC) must be received by the Exchange Agent, with the Letter of Transmittal or an Agent's Message and any other required documents, by the Expiration Date or within the time periods set forth above pursuant to a Notice of Guaranteed Delivery from an Eligible Institution. Each holder tendering the Old Notes for exchange sells, assigns and transfers the Old Notes to the Exchange Agent, as agent of the Company, and irrevocably constitutes and appoints the Exchange Agent as the holder's agent and attorney-in-fact to cause the Old Notes to be transferred and exchanged. The holder warrants that it has full power and authority to tender, exchange, sell, assign and transfer the Old Notes and to acquire the Exchange Notes issuable upon the exchange of such tendered Old Notes, that the Exchange Agent, as agent of the Company, will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances, and that the Old Notes tendered for exchange are not subject to any adverse claims when accepted by the Exchange Agent, as agent of the Company. The holder also warrants and agrees that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Old Notes. All authority conferred or agreed to be conferred in the Letter of Transmittal by the holder will survive the death, incapacity or dissolution of the holder and any obligation of the holder shall be binding upon the heirs, personal representatives, successors and assigns of such holder.

WITHDRAWAL OF TENDERS

         Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accepted for exchange. To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including, if applicable, the registration number or numbers and total principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender, (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor and (v) if applicable because the Old Notes have been tendered pursuant to the book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different than that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION

         Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange any Old Notes not theretofore accepted for exchange, and may terminate the Exchange Offer if it determines that the Exchange Offer violates any applicable law or interpretation of the staff of the SEC.

         If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period. Holders of Old Notes will have certain rights against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer.

EXCHANGE AGENT

         State Street Bank & Trust Company (successor in interest as trustee under the Indenture) has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:


         By Mail:                              By Hand or Overnight Courier:

         State Street Bank & Trust Company     State Street Bank & Trust Company
         Corporate Trust Department            Corporate Trust Department
         P.O. Box 778                          4th Floor
         Boston, MA 02102-0078                 Two International Place
                                               Boston, MA 02110


                 Facsimile Transmission:   (617) 664-5739
                 Confirm by Telephone:     (617) 664-5314

FEES AND EXPENSES

         The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or telephone. The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

         The other expenses incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company. The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, Exchange Notes or Old Notes not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

         No gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the Exchange Notes under generally accepted accounting principles.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Quarter and Six Month Period Ended June 30, 1997, Compared with Quarter and Six Month Period Ended June 30, 1996

         The Company reported net income for the second quarter of 1997 of $9,174,000 or $0.27 per share ($0.26 on a fully diluted basis) compared to net income for the second quarter of 1996 of $8,116,000 or $0.24 per share ($0.23 on a fully diluted basis). For the first six months of 1997, the Company reported net income of $21,992,000 or $0.64 per share ($0.62 on a fully diluted basis) compared to net income for the first six months of 1996 of $14,381,000 or $0.42 per share (on both a primary and a fully diluted basis). The Company recorded an extraordinary loss during the second quarter of 1996 of $821,000, or $0.02 per share related to early retirement of the Company's 8% Convertible Subordinated Debentures, due 2005 (the "8% Debentures") with the proceeds from the Company's issuance of its 5 1/2% Convertible Subordinated Notes, due 2006 (the "2006 Notes") on June 18, 1996. Earnings per share are based on the weighted average number of common and common equivalent shares outstanding for the second quarter and first six months of 1997 of 34,153,000,and 34,165,000, respectively, compared to 33,976,000 and 33,905,000, respectively, for the second quarter and first six months of 1996. The increases in the weighted average number of common and common equivalent shares outstanding for the 1997 periods, compared to the 1996 periods, resulted primarily from the issuance of shares of common stock upon the exercise of stock options pursuant to the Company's stock option plans. Earnings per share computations on a fully diluted basis in the 1997 periods primarily reflect additional shares of common stock issuable upon the assumed conversion of the Company's 5 1/2% Convertible Subordinated Notes, due 2004
(the "2004 Notes") (the only convertible securities of the Company that were dilutive during any of the periods presented) and the elimination of related interest requirements, as adjusted for applicable federal income taxes. The weighted average number of shares of common and common equivalent shares outstanding on a fully diluted basis for the second quarter and first six months of 1997 were 38,054,000 and 38,058,000, respectively, compared to 37,899,000 and 37,821,000 respectively, for the second quarter and first six months of 1996. Earnings applicable to common stock, assuming full dilution, and, with respect to the 1996 periods, after giving effect to an extraordinary loss of $821,000, for the second quarter and first six months of 1997 were $9,945,000 and $23,533,000, respectively, compared to $8,887,000 and
$15,923,000, respectively, for the second quarter and first six months of 1996.

         The Company's total revenues for the second quarter of 1997 were $76,740,000, an increase of approximately 49% compared to total revenues of $51,543,000 for the second quarter of 1996. The Company's total revenues for the first six months of 1997 were $138,054,000, an increase of approximately 39% compared to total revenues of $99,595,000 for the first six months of 1996. The increase in the Company's total revenues for the second quarter and first six months of 1997, compared to the second quarter and first six months of 1996, resulted primarily from increases in the Company's natural gas and liquid hydrocarbon (including, crude oil, condensate and NGL) production volumes, that were only partially offset by decreases in the average price that the Company received for such production. In addition, the total revenues for the second quarter and first six months of 1997 were positively affected by a $1,600,000 non-recurring gain recorded in connection with the sale of certain excess equipment, while the Company's total revenues for the first six months of 1996 were adversely affected by a $165,000 loss resulting from the sale of a non-strategic property.

         The following table reflects an analysis of differences in the Company's oil and gas revenues (expressed in thousands of dollars) between the second quarter and first six months of 1997 and the same periods in the preceding year.

                                                                                       6 MONTHS
                                                              2ND QUARTER 1997      1997 COMPARED
                                                                COMPARED TO          TO 6 MONTHS
                                                              2ND QUARTER 1996          1996
                                                              ----------------      --------------
 Increase (decrease) in total revenues resulting from
   differences in:
   Natural gas --
      Price  . . . . . . . . . . . . . . . . . . . . . . . .      $(1,649)             $  (535)
      Production . . . . . . . . . . . . . . . . . . . . . .       21,467               27,074
                                                                  -------              -------
                                                                   19,818               26,839
                                                                  -------              -------
   Crude oil and condensate --
      Price  . . . . . . . . . . . . . . . . . . . . . . . .       (4,848)              (2,465)
      Production . . . . . . . . . . . . . . . . . . . . . .        6,432               10,723
                                                                  -------              -------
                                                                    1,584                8,258
                                                                  -------              -------
   NGL and other, net  . . . . . . . . . . . . . . . . . . .        2,336                2,038
                                                                  -------              -------
 Increase in oil and gas revenues  . . . . . . . . . . . . .      $23,738              $36,835
                                                                  =======              =======

         Prices that the Company received for its natural gas production during the second quarter of 1997 averaged $2.14 per Mcf, a decrease of approximately 7% from an average price of $2.31 per Mcf that the Company received for its production during the second quarter of 1996. Prices that the Company received for its natural gas production during the first six months of 1997 averaged $2.34 per Mcf, a decrease of approximately 1% from an average price of $2.36 per Mcf that the Company received for its domestic natural gas production during the first six months of 1996.

         Prices that the Company received for its domestic natural gas production during the second quarter of 1997 averaged $2.15 per Mcf, a decrease of approximately 7% from an average price of $2.31 per Mcf that the Company received for its domestic natural gas production during the second quarter of 1996. Prices that the Company received for its domestic natural gas production during the first six months of 1997 averaged $2.41 per Mcf, an increase of approximately 2% from an average price of $2.36 per Mcf that the Company received for its domestic natural gas production during the first six months of 1996.

         The Company's Tantawan Field located in the Kingdom of Thailand commenced production of natural gas and liquid hydrocarbons in February 1997. During the second quarter of 1997, the price that the Company received under its long term gas sales contract for natural gas production from the Tantawan Field averaged approximately 54 Thai Baht per Mcf. At the then prevailing currency exchange rates of approximately 25.5 Baht to the dollar, this equaled approximately $2.12 per Mcf. In early July 1997, the government of the Kingdom of Thailand announced that the value of the Baht would be set against the dollar and other currencies under a "managed float" arrangement. Since that time, the value of the Baht has declined. As of August 22, 1997, the prevailing currency exchange rate was approximately 34 Baht to the dollar. The Company cannot predict what the Baht to dollar exchange rate may be in the future. Moreover, it is anticipated that this exchange rate will remain volatile.

         The Company's natural gas production during the second quarter of 1997 averaged 216.8 MMcf per day, an increase of approximately 103% from an average of 106.6 MMcf per day that the Company produced during the second quarter of 1996. The Company's natural gas production during the first six months of 1997 averaged 173.5 MMcf per day, an increase of approximately 59% from an average of 108.9 MMcf per day that the Company produced during the first six months of 1996.

         The Company's domestic natural gas production during the second quarter of 1997 averaged 177.8 MMcf per day, an increase of approximately 67% from an average of 106.6 MMcf per day that the Company produced during the second quarter of 1996. The Company's domestic natural gas production during the first six months of 1997 averaged 145.1 MMcf per day, an increase of approximately 33% from an average of 108.9 MMcf per day that the Company produced during the first six months of 1996. The increase in the Company's natural gas production during the second quarter and first six months of 1997, compared to the second quarter and first six months of 1996, was related in large measure to production from the Company's East Cameron Block 334 "E" platform, which commenced production in April 1997, and, to a lesser extent, the results of successful drilling in the Company's Lopeno Field in South Texas and its Eugene Island Block 261 field, that was only partially offset by the anticipated decline from certain of the Company's properties. As of August 1, 1997, the Company was not a party to any future natural gas sales contracts.

         The Company commenced production from its Tantawan Field early in February 1997. Following a field startup phase which ended on March 15, 1997, production from the Tantawan Field stabilized. During the second quarter of 1997, the Company's share of natural gas production from the Tantawan Field averaged approximately 39 MMcf per day. The Company anticipates that production will remain at approximately this level until October 1997, when, in accordance with the long term gas sales contract with the PTT for the Tantawan Field, natural gas production from the field is anticipated to increase to approximately 45 MMcf per day (net to the Company's working interest).

         Prices received by the Company for its crude oil and condensate production during the second quarter of 1997 averaged $18.35 per barrel, a decrease of approximately 19% from the average price of $22.58 per barrel that the Company received during the second quarter of 1996. Prices that the Company received for its crude oil and condensate production during the first six months of 1997 averaged $20.14 per barrel, a decrease of approximately 5% from an average price of $21.14 per barrel that the Company received during the first six months of 1996.

         Prices received by the Company for its domestic crude oil and condensate production during the second quarter of 1997 averaged $18.54 per barrel, a decrease of approximately 18% from the average price of $22.58 per barrel that the Company received during the second quarter of 1996. Prices that the Company received for its domestic crude oil and condensate production during the first six months of 1997 averaged $20.40 per barrel, a decrease of approximately 4% from an average price of $21.14 per barrel that the Company received during the first six months of 1996.

         Since the inception of production from the Tantawan Field, crude oil and condensate has been stored in a FPSO until an economic quantity was accumulated for offloading and sale. The first such sale of crude oil and condensate from the Tantawan Field occurred in July 1997. Prices that the Company recorded for its crude oil and condensate production stored on the FPSO for the second quarter and first six months of 1997, were $17.26 and $18.15, respectively. Prices that the Company currently expects to receive for such production (and in fact did receive for its July 1997 sale) are based on world benchmark prices, which are denominated in dollars.

         The Company's crude oil and condensate production during the second quarter of 1997 averaged 16,457 barrels per day, an increase of approximately 31% from an average of 12,605 barrels per day during the second quarter of 1996. The Company's crude oil and condensate production during the first six months of 1997 averaged 15,187 barrels per day, an increase of approximately 24% from an average of 12,247 barrels per day during the first six months of 1996.

         The Company's domestic crude oil and condensate production during the second quarter of 1997 averaged 14,065 barrels per day, an increase of approximately 12% from an average of 12,605 barrels per day during the second quarter of 1996. The Company's domestic crude oil and condensate production during the first six months of 1997 averaged 13,531 barrels per day, an increase of approximately 10% from an average of 12,247 barrels per day during the first six months of 1996. The increase in the Company's domestic crude oil and condensate production during the second quarter and first six months of 1997, compared to the second quarter and first six months of 1996, resulted primarily from the success of the Company's ongoing development drilling and workover program in the offshore and onshore Gulf of Mexico regions.

         The Company commenced production from its Tantawan Field early in February 1997. Following a field startup phase which ended on March 15, 1997, production from the Tantawan Field stabilized. During the second quarter of 1997, the Company's share of crude oil and condensate production from the Tantawan Field averaged approximately 2,392 barrels per day.

         The Company's oil and gas revenues, and total liquid hydrocarbon production volumes reflect the production and sale of NGL by the Company. In addition, the Company's oil and gas revenues for the second quarter and first six months of 1997 and 1996 also reflect adjustments for various miscellaneous items of a non-recurring nature.

         Liquid products are often extracted from its natural gas streams and sold separately as NGL. All of the Company's NGL production comes from its domestic operations. The prices that the Company typically receives for its NGL production is related to crude oil prices. However, because NGL is extracted from liquid rich natural gas, the Company's NGL production volumes correlate most closely with increases (or decreases) from certain of the Company's natural gas fields. Natural gas production from the Company's East Cameron Block 334
"E" platform is considered to be relatively rich in NGL.

         The Company's NGL and other, net revenues for the second quarter and first six months of 1997 increased $2,336,000 and $2,038,000, from the second quarter and first six months of 1996, respectively. The increase in the Company's NGL and other, net revenues for the second quarter and first six months of 1997, compared to the second quarter and first six months of 1996, was primarily related to an increase in the Company's NGL production from the

Company's East Cameron 334 "E" platform that was only partially offset by a decrease in the average price that the Company received for its NGL production.

         The Company's average liquid hydrocarbon (including crude oil, condensate and NGL) production during the second quarter of 1997 was 20,997 barrels per day, an increase of approximately 39% from an average liquid hydrocarbon production of 15,077 barrels per day during the second quarter of 1996. The Company's average liquid hydrocarbon production during the first six months of 1997 was 18,122 barrels per day, an increase of approximately 25% from an average liquid hydrocarbon production of 14,475 barrels per day during the first six months of 1996.

         Lease operating expenses for the second quarter of 1997 were $16,191,000, an increase of approximately 76% from lease operating expenses of $9,205,000 for the second quarter of 1996. Lease operating expenses for the first six months of 1997 were $28,488,000, an increase of approximately 58% from lease operating expenses of $18,080,000 for the first six months of 1996. The increases in lease operating expenses for the second quarter and first six months of 1997, compared to the second quarter and first six months of 1996, resulted primarily from expenses related to the leasing of equipment (principally the FPSO); increased operating activity by the Company and its industry partners; and increased costs to the Company (and the entire offshore oil industry) due to a shortage of qualified offshore service contractors and equipment, which has permitted such contractors to increase the costs of their services.

         General and administrative expenses for the second quarter of 1997 were $5,121,000, an increase of approximately 17% from general and administrative expenses of $4,383,000 for the second quarter of 1996. General and administrative expenses for the first six months of 1997 were $10,957,000, an increase of approximately 12% from general and administrative expenses of $9,804,000 for the first six months of 1996. The increases in general and administrative expenses for the second quarter and first six months of 1997, compared with the second quarter and first six months of 1996, were related to, among other things, an increase in the size of the Company's work force and leased office space in the United States and Bangkok, Thailand and normal salary and concomitant benefit expense adjustments that were partially offset by decreases in miscellaneous general and administrative expense items.

         Exploration expenses consist primarily of delay rentals and geological and geophysical costs which are expensed as incurred. Exploration expenses for the second quarter of 1997 were $4,053,000, an increase of approximately 1% from exploration expenses of $3,996,000 for the second quarter of 1996. The increase in exploration expenses for the second quarter of 1997, compared to the second quarter of 1996, resulted primarily from increased geophysical activity by the Company in the Gulf of Mexico and an increase in delay rentals, which was not entirely offset by a decrease in geophysical activity in other areas in which the Company is currently conducting geophysical operations. Exploration expenses for the first six months of 1997 were $5,953,000, a decrease of approximately 24% from exploration expenses of $7,876,000 for the first six months of 1996. The decrease in exploration expenses for the first six months of 1997, compared to the first six months of 1996, resulted primarily from a decrease in expenses resulting from the completion of a 3-D seismic survey by the Company on its leases in South Louisiana and East Texas in the first six months of 1996, which was partially offset by increased expenses resulting from geophysical activity by the Company in the Gulf of Mexico; and also by increased delay rental payments.

         Dry hole and impairment expenses relate to costs of unsuccessful wells drilled, along with impairments due to decreases in expected reserves from producing wells. The Company's dry hole and impairment expenses for the second quarter of 1997 were $4,086,000, an increase of approximately 59% from dry hole and impairment expenses of $2,568,000 for the second quarter of 1996. The Company's dry hole and impairment expenses for the first six months of 1997 were $5,007,000, a decrease of approximately 2% from dry hole and impairment expenses of $5,118,000 for the first six months of 1996.

         The Company accounts for its oil and gas activities using the successful efforts method of accounting. Under the successful efforts method, lease acquisition costs and all development costs are capitalized. Unproved properties are reviewed whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. Unproved properties are reviewed quarterly, with any such impairment charged to expense
in the period.   Exploratory drilling costs are capitalized until the results are determined. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploratory costs are expensed as incurred.

         The provision for depreciation, depletion and amortization ("DD&A") is based on the capitalized costs, as determined in the preceding paragraph, plus future costs to abandon offshore wells and platforms, and is determined on a cost center by cost center (generally, a field by field) basis using the units of production method. The Company's DD&A expense for the second quarter of 1997 was $28,457,000, an increase of approximately 80% from DD&A expense of $15,793,000 for the second quarter of 1996. The Company's DD&A expense for the first six months of 1997 was $46,877,000, an increase of approximately 49% from DD&A expense of $31,506,000 for the first six months of 1996. The increases in DD&A expense for the second quarter and first six months of 1997, compared to the second quarter and first six months of 1996, resulted primarily from increased production of oil and gas from the Company's properties and, to a much lesser extent, a slight increase in the Company's composite DD&A rate. The composite DD&A rate for all of the Company's producing fields for the second quarter of 1997 was $0.90 per equivalent Mcf ($5.38 per BOE), an increase of approximately 3% from a composite DD&A rate of $0.87 per equivalent Mcf ($5.22 per BOE) for the second quarter of 1996.

         The composite DD&A rate for all of the Company's producing fields for the first six months of 1997 was $0.90 per equivalent Mcf ($5.41 per BOE), an increase of approximately 3% from a composite DD&A rate of $0.87 per equivalent Mcf ($5.24 per BOE) for the first six months of 1996. The increase in the composite DD&A rate for all of the Company's producing fields for the second quarter and the first six months of 1997, compared to the second quarter and first six months of 1996, resulted primarily from an increased percentage of the Company's production coming from certain of the Company's fields that have DD&A rates that are higher than the Company's recent historical composite rate and a corresponding decrease in the percentage of the Company's production coming from fields that have DD&A rates that are lower than the Company's recent historical composite DD&A rate. The Company produced 31,197,000 equivalent Mcf (5,200,000 BOE) during the second quarter of 1997, an increase of approximately 74% from the 17,932,000 equivalent Mcf (2,989,000 BOE) produced by the Company during the second quarter of 1996. The Company produced 51,178,000 equivalent Mcf (8,530,000 BOE) during the first six months of 1997, an increase of approximately 44% from the 35,628,000 equivalent Mcf (5,938,000 BOE) produced by the Company during the first six months of 1996.

         The Company incurred interest charges for the second quarter of 1997 of $5,536,000, an increase of approximately 75% from interest charges of $3,172,000 for the second quarter of 1996. Interest charges incurred by the Company for the first six months of 1997 were $9,831,000, an increase of approximately 59% from interest charges of $6,184,000 for the first six months of 1996. The increases in interest charges for the second quarter and first six months of 1997, compared to the second quarter and first six months of 1996, resulted primarily from an increase in the average amount of the Company's outstanding debt and, to a lesser extent, increased amortization and debt issuance expenses resulting from the issuance of the 2006 Notes, that were partially offset by lower average interest rate levels on the debt outstanding (resulting primarily from the retirement of the 8% Debentures and the issuance of the 2006 Notes that bear interest at a 5 1/2% annual interest rate).

         Capitalized interest expense for the second quarter of 1997 was $760,000, a decrease of approximately 24% from capitalized interest expense of $1,004,000 for the first quarter of 1996. The decrease in capitalized interest expense for the second quarter of 1997, compared to the second quarter of 1996, resulted primarily the cessation of the requirement to capitalize interest expense attributable to capital expenditures on properties once production commences from such properties. A substantial percentage of the Company's capitalized interest expense during 1996 and most of the first quarter of 1997 resulted from capitalization of interest related to capital expenditures for the development of the Tantawan Field (which commenced production in early February 1997) and the East Cameron Block 334 "E" platform field (which commenced production in early April 1997). Capitalized interest expense for the first six months of 1997 was $2,630,000, an increase of approximately 44% from capitalized interest expense of $1,830,000 for the first six months of 1996. For the reasons enumerated above, the increase in capitalized interest expense for the first six months of 1997, compared to the first six months of 1996, resulted primarily from the requirement to capitalize interest expense attributable to capital expenditures on non-producing properties, principally capital expenditures related to the Company's development of the Tantawan Field and the East Cameron Block 334 "E" platform during the first quarter of 1997, which substantially exceeded the Company's capital expenditures on non-producing properties (principally the Tantawan Field) during the first six months of 1996.

         As of August 1, 1997, the Company was a party to an interest rate swap agreement. The swap agreement, which terminates on March 10, 1998, effectively changes the interest rate that the Company would pay on $5,000,000 of debt from a market based variable rate to a fixed rate of 7.2%.

         Income tax expense for the second quarter of 1997 was $4,955,000, an increase of approximately 7% from income tax expense of $4,647,000 for the second quarter of 1996. Income tax expense for the first six months of 1997 was $11,708,000, an increase of approximately 50% from income tax expense of $7,794,000 for the first six months of 1996. The increase in income tax expense for the second quarter and first six months of 1997, compared to the second quarter and first six months of 1996, resulted primarily from increased pre-tax income.

Year Ended December 31, 1996, Compared with Years Ended December 31, 1995 and 1994, Respectively

         The Company reported net income for 1996 of $32,760,000 or $0.96 per share ($35,843,000 or $0.94 per share on a fully diluted basis) compared to net income for 1995 of $9,230,000 or $0.28 per share (on both a primary and a fully diluted basis) and net income for 1994 of $27,067,000 or $0.81 per share (on both a primary and a fully diluted basis). The Company recorded extraordinary losses of $307,000 during the second quarter of 1994 related to the early retirement of the Company's 10.25% Convertible Subordinated Notes, due 1999 (the "10.25% Notes") with the proceeds from the Company's issuance on March 16, 1994, of the 2004 Notes and $821,000 during the second quarter of 1996 related to the early retirement of the Company's 8% Debentures with the proceeds from the Company's issuance on June 18, 1996, of the 2006 Notes.

         Earnings per common share are based on the weighted average number of common and common equivalent shares outstanding for 1996 of 34,034,000 (37,951,000 on a fully diluted basis), compared to 33,490,000 (on both a primary and a fully diluted basis) for 1995 and 33,352,000 (36,451,000 on a fully diluted basis) for 1994. The yearly increases in the weighted average number of common and common equivalent shares outstanding resulted primarily from the issuance of shares of common stock upon the exercise of stock options pursuant to the Company's stock option plans. Earnings per common share computations on a fully diluted basis primarily reflect additional common shares issuable upon the assumed conversion of the Company's 2004 Notes in 1994 and 1996 (the only convertible securities of the Company that were dilutive during the applicable periods) and the elimination of related interest requirements, as adjusted for applicable federal income taxes. Earnings applicable to common stock for 1994, assuming full dilution was $29,448,000. However, the dilution resulting from the assumed conversion of the 2004 Notes in 1994 was not sufficient to change reported earnings per share in 1994.

         The Company's total revenues for 1996 were $203,977,000, an increase of approximately 29% from total revenues of $157,559,000 for 1995, and an increase of approximately 17% from total revenues of $173,608,000 for 1994. The increase in the Company's total revenues for 1996, compared to 1995 and 1994, resulted primarily from the substantial increase in prices that the Company received for its NGL production volumes and, to a lesser extent, an increase in the Company's liquid hydrocarbon production volumes, which was only partially offset by a decline in the Company's natural gas production volumes.

         The Company's oil and gas revenues for 1996 were $204,142,000, an increase of approximately 30% from oil and gas revenues of $157,459,000 for 1995, and an increase of approximately 18% from oil and gas revenues of $173,556,000 for 1994. The following table reflects an analysis of variances in the Company's oil and gas revenues between 1996 and the previous two years:

                                                                                                1996 COMPARED TO
                                                                                             ----------------------
                                                                                                1995        1994
                                                                                             ----------  ----------
                                                                                                 (IN THOUSANDS)
      Increase (decrease) in oil and gas revenues resulting from variances in:
        Natural Gas
           Price  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 33,907     $27,685
           Production . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (11,350)    (32,189)
                                                                                              --------     -------
                                                                                                22,557      (4,504)
                                                                                              --------     -------
        Crude oil and condensate
           Price  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       18,614      24,486
           Production . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,737       7,281
                                                                                              --------     -------
                                                                                                20,351      31,767
                                                                                              --------     -------
        NGL and other, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,775       3,323
                                                                                              --------     -------
      Increase (decrease) in oil and gas revenues . . . . . . . . . . . . . . . . . . . .     $ 46,683     $30,586
                                                                                              ========     =======

         The average price that the Company received for its natural gas production during 1996 averaged $2.40 per Mcf. The average price that the Company received for its natural gas production in 1996 compared favorably with the average price that the Company had received during the preceding two years of $1.63 per Mcf for 1995 (an increase of approximately 47%) and $1.88 per Mcf for 1994 (an increase of approximately 28%). The Company's natural gas production for 1996 averaged 107.7 MMcf per day, a decrease of approximately 11% from average production of 121 MMcf per day in 1995, and a decrease of approximately 26% from average production of 144.8 MMcf per day for 1994. The decrease in the Company's average natural gas production for 1996, compared to 1995, resulted primarily from the difference between the high initial natural gas production rates from horizontal wells drilled from the Company's Eugene Island 295 "B" platform which commenced in late February 1994 and the subsequent natural production decline from those reservoirs, the slowdown of development drilling, workover and recompletion work on certain of the Company's non-operated properties in the Gulf of Mexico, largely due to a decrease in planned drilling by the operators of such properties and production curtailments due to adverse weather conditions (and drilling and workover operations on certain of the Company's properties), along with the natural decline in deliverability from certain of the Company's more mature properties. Those decreases were only partially offset by new and increased production from the Company's continued offshore drilling and workover program.

         Crude oil and condensate prices received by the Company averaged $22.12 per barrel in 1996, an increase of approximately 24% compared to an average of $17.80 per barrel in 1995, and an increase of approximately 38% compared to an average price of $16.08 per barrel that the Company received in 1994. Crude oil and condensate production for 1996 averaged 11,968 Bbls per day, an increase of approximately 2% from 11,786 Bbls per day for 1995, and an increase of approximately 8% from 11,100 Bbls per day for 1994. The increase in the Company's crude oil and condensate production for 1996, compared to 1995 and 1994, resulted primarily from ongoing development drilling and workover programs in the Gulf of Mexico and in Lea and Eddy Counties of southeastern New Mexico, which was only partially offset by the slowdown of development drilling, workover and recompletion work on certain of the Company's non-operated properties in the Gulf of Mexico, largely due to a decrease in planned drilling by the operators of such properties and production curtailments due to adverse weather conditions (and drilling and workover operations on certain of the Company's properties), along with the natural decline in deliverability from certain of the Company's more mature properties. See "Business and Properties."

         The Company's oil and gas revenues for 1996, 1995 and 1994 include revenue from the sale of NGL, as well as adjustments for various miscellaneous items. The Company's NGL and other, net revenues for 1996 increased $3,775,000 from those reported in 1995, and $3,323,000 from those reported in 1994. The increase in NGL and other, net revenues in 1996, compared with 1995 and 1994, primarily related to an increase in the price that the Company received for its NGL production volumes and, to a lesser extent, an increase in such production volumes.

         The Company's average liquid hydrocarbon (including crude oil, condensate and NGL) production during 1996 was 14,141 Bbls per day, an increase of approximately 3% from an average total liquids production of 13,784 Bbls per day for 1995, and an increase of approximately 6% from an average total liquids production of 13,322 Bbls per day for 1994.

         Lease operating expenses for 1996 were $37,628,000, an increase of approximately 7% from lease operating expenses of $35,071,000 for 1995, and an increase of approximately 26% from lease operating expenses of $29,768,000 for 1994. The increase in lease operating expenses for 1996, compared to 1995 and 1994, resulted primarily from increased costs to the Company (and the entire offshore oil industry) because of an increasing shortage of qualified offshore service contractors, which has permitted such contractors to increase the costs of their services significantly in the last year, a year to year increase in the level of the Company's operating activities, including increased operating costs related to additional properties brought on production and an increased ownership interest in certain properties as a result of the acquisition of such interests. To a lesser extent, lease operating expenses for 1996, compared to 1995 and 1994, also increased as a result of a general maintenance and repair program that was undertaken on many of the Company's operated properties, for which no corresponding offsets of such magnitude existed in the comparable prior periods.

         General and administrative expenses for 1996 were $18,028,000, an increase of approximately 10% from general and administrative expenses of $16,400,000 for 1995, and an increase of approximately 13% from general and administrative expenses of $15,984,000 for 1994. The increase in general and administrative expenses for 1996, compared to 1995 and 1994, was related to, among other things, the costs associated with the establishment of a Company office in Bangkok, Thailand in connection with the Company's development project and other activities in the Gulf of Thailand, an increase in the number of Company employees resulting from the Company's increased exploration and production related activities and to normal salary and concomitant benefit expense adjustments.

         Exploration expenses for 1996 were $16,777,000, an increase of approximately 125% from exploration expenses of $7,468,000 for 1995, and an increase of approximately 219% from exploration expenses of $5,257,000 for 1994. The increase in exploration expenses for 1996, compared to 1995 and 1994, resulted primarily from increased geophysical activity by the Company, including the costs of conducting and processing certain proprietary 3-D seismic surveys on its domestic onshore and offshore properties, as well as in the Gulf of Thailand, together with the cost of acquiring several non-proprietary 3-D seismic surveys in the Gulf of Mexico. In addition, a portion of the increase in exploration expenses was attributable to increased delay rental expense resulting from the Company's acquisition of additional prospective oil and gas acreage. While increases in the Company's exploration expenses are a component of, and generally correlate fairly closely with, increases in the Company's capital and exploration budget, the Company does not currently expect its exploration expenses in 1997 to increase significantly over those incurred in 1996.

         Dry hole and impairment expenses relate to costs of unsuccessful wells drilled along with impairments due to decreases in expected reserves from producing wells. The Company's dry hole and impairment expenses for 1996 were $8,579,000, an increase of approximately 28% from dry hole and impairment costs of $6,703,000 for 1995, and an increase of approximately 21% from dry hole and impairment costs of $7,088,000 for 1994.

         The Company's DD&A expense for 1996 was $61,857,000, a decrease of approximately 10% from DD&A expenses of $68,489,000 for 1995, and a decrease of approximately 2% from DD&A expenses of $63,308,000 for 1994. The decrease in the

Company's DD&A expenses for 1996, compared to 1995, resulted primarily from a decrease in the Company's composite DD&A rate and from a decrease in the Company's natural gas production. The decreases in the Company's DD&A expenses for 1996, compared to 1994, resulted primarily from a decrease in the Company's natural gas production, partially offset by an increase in the Company's composite DD&A rate. The composite DD&A rate for all of the Company's producing fields for 1996 was $0.87 per Mcfe ($5.20 per BOE), a decrease of approximately 4% from a composite DD&A rate of $0.91 per Mcfe ($5.47 per BOE) for 1995, but an increase of approximately 13% from a composite DD&A rate of $0.77 per Mcfe ($4.59 per BOE) for 1994. The Company produced 70,472,000 Mcfe (11,745,000 BOE) in 1996, a decrease of approximately 5% from the 74,337,000 Mcfe (12,389,000
BOE) produced in 1995, and a decrease of approximately 14% from the 82,008,000 Mcfe (13,668,000 BOE) produced in 1994. See "Consolidated Financial Statements -- Note 1 of Notes to Consolidated Financial Statements" in the Company's Annual Report incorporated by reference herein.

         Interest charges for 1996 were $13,203,000, an increase of approximately 18% from interest charges of $11,167,000 for 1995, and an increase of approximately 31% from interest charges of $10,104,000 for 1994. The increase in the Company's interest charges for 1996, compared to 1995 and 1994, resulted primarily from an increase in the amount of debt outstanding that was only partially offset by, among other things, a decrease in the average interest rate paid by the Company on its debt. Capitalized interest for 1996 was $4,244,000, an increase of approximately 131% from capitalized interest of $1,834,000 for 1995, and an increase of approximately 474% from capitalized interest of $739,000 for 1994. The increase in the amount of interest capitalized by the Company in 1996, compared to 1995 and 1994, related primarily to the capitalization of interest expenses resulting from the engineering, acquisition and construction of facilities and equipment for the Company's Tantawan Field and the Company's East Cameron 334/335 "D" platform (both of which commenced in 1995) and the Company's East Cameron 334/335 "E" platform (commencing in 1996). See "Business and Properties -- Domestic Offshore Operations; Significant Domestic Offshore Operating Areas During 1996; East Cameron."

         Income tax expense for 1996 was $18,800,000, an increase of approximately 284% from income tax expense of $4,891,000 for 1995, and an increase of approximately 21% from income tax expense of $15,517,000 for 1994. The increase in income tax expense for 1996, compared to 1995 and 1994, resulted primarily from increased pre-tax income.

         The reduction in the Company's oil and gas revenues and, consequently, net income in 1995, compared to 1994, resulted primarily from decreases in the Company's natural gas production volumes, which were not entirely offset by increases in the Company's liquid hydrocarbon production volumes and the prices that the Company received for such liquid hydrocarbon production volumes. See "Business Properties -- Exploration and Production Data; Production and Sales."

LIQUIDITY AND CAPITAL RESOURCES

         The Company's Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 1997, reflects net cash provided by operating activities of $73,807,000 (including an income tax refund of $7,037,000 which was partially offset by a payment of estimated income taxes of $4,500,000). In addition to net cash provided by operating activities, the Company received net proceeds of $97,270,000 from the issuance of the Old Notes on May 22, 1997, $958,000 from the exercise of stock options and $100,000 from the sale of certain non-strategic properties.

         During the first six months of 1997, the Company invested $112,617,000 of such cash flow in capital projects, repaid a net $8,000,000 under its revolving credit facility and paid $2,002,000 ($0.03 per share for each of the first two quarters of 1997) in cash dividends to holders of the Company's common stock. Of the $112,617,000 invested in capital projects, $56,961,000 was applicable to 1996 capital projects and $55,656,000 was applicable to 1997 capital projects. As of June 30, 1997, the Company's cash and cash investments were $23,505,000 and its long-term debt stood at $338,205,000.

         The Company's Consolidated Statement of Cash Flows for the year ended December 31, 1996, reflects net cash provided by operating activities of $92,898,000. In addition to the net cash provided by operating activities, the Company also received $3,378,000 from the exercise of stock options, had net borrowings of $7,000,000 under its revolving credit agreement and uncommitted money market credit lines with certain banks and received net proceeds totaling $111,884,000 from the offering of the 2006 Notes. The Company invested $172,032,000 of such cash flow in capital projects during 1996, paid $40,699,000 to redeem its 8% Debentures and paid $3,979,000 ($0.03 per share for four quarters) in cash dividends to holders of the Company's common stock. Of the $172,032,000 invested in capital projects, $35,254,000 was applicable to 1995 projects and $136,778,000 was applicable to 1996 capital projects. The Company's long-term debt at December 31, 1996, was $246,230,000. As of December 31, 1996, the Company had $3,054,000 in cash and cash investments.

         The Company's capital and exploration budget for 1997, which does not include any amounts that may be expended for the purchase of proved reserves or any interest which may be capitalized resulting from projects in progress, was established by the Company's Board of Directors at $210,000,000. In addition to anticipated capital and exploration expenses, other material 1997 cash requirements that the Company currently anticipates include ongoing operating, general and administrative, income tax, interest expense and the payment of dividends on its common stock, including a $.03 per share dividend on its common stock to be paid on August 22, 1997 to stockholders of record as of August 8, 1997. The Company currently anticipates that its available cash and cash investments, cash provided by operating activities and funds available under its revolving credit facility and uncommitted lines of credit with banks will be sufficient to fund the Company's ongoing expenses, its 1997 capital and exploration budget any currently anticipated costs associated with the Company's Thailand projects during 1997 and anticipated future dividend payments. The declaration of future dividends will depend upon, among other things, the Company's future earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate and other factors deemed relevant by the Company's Board of Directors.

         On May 22, 1997, the Company issued $100,000,000 of the Old Notes. The proceeds from the issuance of the Old Notes were used to repay amounts outstanding under the Company's bank revolving credit agreement, and to purchase short-term cash investments. The Old Notes bear interest at a rate of 8 3/4%, payable semi-annually in arrears on May 15 and November 15 of each year, commencing November 15, 1997. The Old Notes are general unsecured senior subordinated obligations of the Company and are subordinated in right of payment to the Company's senior indebtedness, which currently includes its obligations under its bank revolving credit agreement and its unsecured credit lines, but are senior in right of payment to its subordinated indebtedness, which currently includes the 2006 Notes and the 2004 Notes. The Company, at its option, may redeem the Old Notes in whole or in part, at any time on or after May 15, 2002, at a redemption price of 104.375% of their principal value and decreasing percentages thereafter. No sinking fund payments are required on the Old Notes. The Old Notes are redeemable at the option of any holder, upon the occurrence of a change of control (as defined in the indenture governing the Old Notes), at 101% of their principal amount. The indenture governing the Old Notes also imposes certain covenants on the Company that are customary for senior subordinated indebtedness generally, including covenants limiting: incurrence of indebtedness, including senior indebtedness; restricted payments; the issuance and sales of restricted subsidiary capital stock; transactions with affiliates; liens; disposition of proceeds of asset sales; non-guarantor restricted subsidiaries; dividends and other payment restrictions affecting restricted subsidiaries; and mergers, consolidations and the sale of assets. See "Description of the Notes."

         Effective August 1, 1997, the Company entered into an amended and restated Credit Agreement (as so amended and restated, the "Credit Agreement"). The Credit Agreement provides for an unsecured $250,000,000 revolving/term credit facility which will be fully revolving until July 1, 2000, after which the balance will be due in eight quarterly term loan installments, commencing October 31, 2000. The amount that may be borrowed under the Credit Agreement may not exceed a borrowing base which is composed of both domestic and Thai properties less, in certain circumstances, the present value of interest payments on a portion of certain subordinated indebtedness, including the Old Notes. The domestic borrowing base is determined semi-annually by the lenders in accordance with the Credit Agreement, based primarily on the discounted present value of future net revenues from the Company's domestic oil and gas reserves. The portion of the borrowing base which is composed of properties located in the Kingdom of Thailand is also determined semi-annually, but may, at the lenders discretion, be redetermined once more during each semi-annual period. The value of this portion of the borrowing base is determined by the lenders applying their usual and customary criteria for oil and gas evaluation. As of August 1, 1997, the Company's total borrowing base, including both domestic and Thai properties, exceeded $250,000,000. The Credit Agreement is governed by various financial and other covenants, including requirements to maintain positive working capital (excluding current maturities of debt) and a fixed charge coverage ratio, and limitations on indebtedness, creation of liens, the prepayment of subordinated debt, the payment of dividends, mergers and consolidations, investments and asset dispositions. In addition, the Company is prohibited from pledging borrowing base properties as security for other debt. Borrowings under the Credit Agreement currently bear interest at a base (prime) rate or LIBOR plus 5/8%, at the Company's option. A commitment fee on the unborrowed amount under the Credit Agreement is also charged. The commitment fee is currently 0.25% per annum on the unborrowed amount under the Credit Agreement that is designated as "active" and 0.10% per annum on the unborrowed amount under the Credit Agreement that is designated as "inactive." Of the $250,000,000 that is currently available under the Credit Agreement (subject to borrowing base limitations), $125,000,000 is designated as "active" and $125,000,000 is designated as "inactive."

         The Company has also entered into separate letter agreements with two banks under which each bank may provide a $10,000,000 uncommitted money market line of credit. The two lines of credit are on an as available or offered basis and neither bank has an obligation to make any advances under its respective line of credit. Although loans made under these letter agreements are for a maximum term of 30 days, they are reflected as long-term debt on the Company's balance sheet because the Company currently has the ability and intent to reborrow such amounts under its Credit Agreement. Both letter agreements permit either party to terminate such letter agreement at any time. Under its Credit Agreement, the Company is currently limited to incurring a maximum of $20,000,000 of additional senior debt, which would include debt incurred under these lines of credit. As of June 30, 1997, indebtedness in the principal amount of $37,000,000 was outstanding under the Credit Agreement and the two letter agreements.

         The outstanding principal amount of the 2004 Notes was $86,205,000 as of June 30, 1997. The 2004 Notes are convertible into Common Stock at $22.188 per share, subject to adjustment upon the occurrence of certain events. The 2004 Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 1998, at a redemption price of 103.3% of their principal amount and decreasing percentages thereafter. No sinking fund payments are required on the 2004 Notes. The 2004 Notes are redeemable at the option of the holder, upon the occurrence of a repurchase event (a change of control and other circumstances as defined in the indenture governing the 2004 Notes), at 100% of the principal amount.

         The outstanding principal amount of the 2006 Notes was $115,000,000 as of June 30, 1997. The 2006 Notes are convertible into Common Stock at $42.185 per share, subject to adjustment upon the occurrence of certain events. The 2006 Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 1999, at a redemption price of 103.85% of their principal amount and decreasing percentages thereafter. No sinking fund payments are required on the 2006 Notes. The 2006 Notes are redeemable at the option of the holder, upon the occurrence of a repurchase event (a change of control and other circumstances as defined in the indenture governing the 2006 Notes), at 100% of the principal amount.

         As of February 9, 1996, Tantawan Services, LLC ("TS"), an affiliate of the Company, entered into a Bareboat Charter Agreement (the "Charter") with Tantawan Production B.V. for the charter of a FPSO for use in the Tantawan Field. See "Business and Properties -- International Operations." The term of the Charter is for a period ending July 31, 2008, subject to extension. In addition, TS has a purchase option on the FPSO throughout the term of the Charter. The Charter currently provides for an estimated charter hire commitment of $24,000,000 per year ($11,122,000 net to Thaipo), which commenced upon its installation in the field on January 31, 1997. TS has also contracted with another company, SBM Marine Services (Thailand) Ltd., to operate the FPSO on a reimbursable basis throughout the initial term of the Charter. Performance of both the Charter and the agreement to operate the FPSO are non-recourse to TS and the Company. However, performance is secured by a lien on any hydrocarbons stored on the FPSO and is guaranteed by each of the working interest holders in the Tantawan Field, including Thaipo. Thaipo's guarantee is limited to its percentage interest in the Tantawan Field (currently 46.34%).

OTHER MATTERS

         Publicly held companies are asked to comment on the effects of inflation on their business. Currently annual inflation in terms of the decrease in the general purchasing power of the dollar is running much below the general annual inflation rates experienced in the past. While the Company, like other companies, continues to be affected by fluctuations in the purchasing power of the dollar, such effect is not currently considered significant.

                            BUSINESS AND PROPERTIES

         The Company was incorporated in 1970 and is engaged in oil and gas exploration, development and production activities on its properties located offshore in the Gulf of Mexico, onshore in selected areas in New Mexico, Texas and Louisiana, and internationally in the Gulf of Thailand. As of December 31, 1996, the Company had interests in 86 lease blocks offshore Louisiana and Texas, approximately 212,000 gross acres onshore in the United States and approximately 1,300,000 gross acres offshore in the Kingdom of Thailand. Unless otherwise specifically identified, the information set forth in this Prospectus, including production rates and the number of wells, platforms and blocks, is presented on a gross basis, rather than net to the Company.

         In recent years, the Company has concentrated its efforts in selected areas where it believes that its expertise, competitive acreage position, or ability to quickly take advantage of new opportunities offer the possibility of superior rates of return. As of January 1, 1997, seven significant operating areas, of which four are located in the Gulf of Mexico and one each in New Mexico, South Texas and Thailand, accounted for approximately 90% of the estimated proved natural gas reserves and approximately 93% of the estimated proved oil, condensate and natural gas liquids reserves of the Company. Six of these operating areas also accounted for approximately 73% of natural gas production and 88% of oil, condensate and natural gas liquids production for 1996. The seventh operating area, the Gulf of Thailand, did not commence production until February 1, 1997. Reserves, as estimated by Ryder Scott, and production data, as estimated by the Company, for the seven significant operating areas are shown in the following table. No other producing area accounted for more than 3% of the Company's estimated proved reserves as of January 1, 1997.

                          SIGNIFICANT OPERATING AREAS

                                                                                                1996 AVERAGE NET
                                                      NET PROVED RESERVES(A)                    DAILY PRODUCTION
                                                      ----------------------                    ----------------
                                    NATURAL GAS          LIQUIDS(B)  TOTAL        NATURAL GAS          LIQUIDS(B)
                                    -----------          ----------  -----        -----------          ----------
                                 (MMCF)      %    (MBBLS)       %        %      (MCF)       %     (BBLS)      %
                                 ------      -    -------       -        -      -----       -     ------      -
      DOMESTIC OFFSHORE
        Eugene Island . . . .   40,911      11.3%  8,378       16.9%    13.8%    27,800    25.7%  4,701      33.2%

        East Cameron            44,293      12.3   1,015        2.0      7.7     11,587    10.7      94       0.7
        Main Pass               16,970       4.7   4,573        9.2      6.7      7,828     7.2   2,209      15.6
        South Pass              16,200       4.5   1,229        2.5      3.6     15,302    14.2     661       4.7
      DOMESTIC ONSHORE
        New Mexico              21,687       6.0   9,639       19.4     12.1     11,842    11.0   4,752      33.5
        South Texas -- Lopeno   40,843      11.3      --       --        6.2      4,902     4.5      --      --
      INTERNATIONAL
        Kingdom of Thailand(c) 144,998      40.2  21,332       43.0     41.5        n/a    --       n/a      --

__________

(a) Net proved reserves and total net proved reserves are each as of January 1, 1997. Total net reserves are calculated on an energy equivalent basis using a ratio of six Mcf equal to one Bbl of oil.

(b)      "Liquids," includes oil, condensate and natural gas liquids.

(c) Initial production from the Tantawan Field commenced on February 1, 1997. After giving effect to the Company's March 1997 acquisition of its proportionate share of the shares of Maersk Oil (Thailand) Ltd., the Company's net proved reserves of natural gas and hydrocarbon liquids located in the Kingdom of Thailand would have been 166,160 MMcf and 26,163 MBbls, respectively, on a pro forma basis on January 1, 1997. This would have equated to 46% of the Company's total net proved hydrocarbon reserves, 43% of net proved natural gas reserves, and 48% of net proved liquids on a pro forma basis as of January 1, 1997, while the respective percentages of the Company's domestic hydrocarbon reserves as a percentage of the Company's total net proved reserves would have been proportionately reduced.

DOMESTIC OFFSHORE OPERATIONS

         Historically, the Company's interests have been concentrated in the Gulf of Mexico, where approximately 66% of the Company's domestic proved reserves and 38% of its total proved reserves are now located. During 1996, approximately 82% of the Company's natural gas production and 67% of its oil and condensate production was from its domestic offshore properties, contributing approximately 72% of consolidated oil and gas revenues. Four offshore producing areas, Eugene Island, East Cameron, Main Pass and South Pass, account for approximately 33% of the Company's net proved natural gas reserves and approximately 31% of the Company's proved crude oil, condensate and natural gas liquids reserves. See "Significant Domestic Offshore Operating Areas during 1996."

      Lease Acquisitions

         The Company has participated, either on its own or with other companies, in bidding on and acquiring interests in federal and state leases offshore in the Gulf of Mexico since December 1970. As a result of such sales and subsequent activities, as of August 1, 1997, the Company owned interests in 88 federal leases and 9 state leases offshore Louisiana and Texas. Federal leases generally have primary terms of five years and state leases generally have terms of three years, in each case subject to extension by development and production operations.

         As part of its strategy, the Company intends to continue an active lease evaluation program in the Gulf of Mexico in order to identify exploration and exploitation opportunities. During 1996, the Company was successful in acquiring interests in ten lease blocks through federal Outer Continental Shelf oil and gas lease sales. The Department of the Interior held one lease sale in March 1997 (at which the Company and its partners were awarded twelve blocks) and has announced its intention to hold another lease sale during 1997 covering federal acreage in the Western portions of the Gulf of Mexico; and it is anticipated that various states will also hold sales covering offshore state acreage from time to time. As in the case of prior sales, the extent to which the Company participates in future bidding will depend on the availability of funds and its estimates of hydrocarbon deposits, operating expenses and future revenues which reasonably may be expected from available lease blocks. Such estimates typically take into account, among other things, estimates of future hydrocarbon prices, federal regulations, and taxation policies applicable to the petroleum industry. It is also the Company's objective to acquire certain producing leasehold properties in areas where additional low-risk drilling or improved production methods by the Company can provide attractive rates of return.

      Exploration and Development

         The scope of exploration and development programs relating to the Company's offshore interests is affected by prices for oil and gas, and by federal, state and local legislation, regulations and ordinances applicable to the petroleum industry. The Company's domestic offshore capital and exploration expenditures for 1996 were approximately $92,400,000 (excluding approximately $2,000,000 of net property acquisitions), or 144% higher than the Company's domestic offshore capital and exploration expenditures of approximately $37,800,000 (excluding approximately $650,000 of net property acquisitions) for 1995 and 91% higher than the Company's domestic offshore capital and exploration expenditures of approximately $48,400,000 for 1994 (excluding approximately $32,600,000 of net property acquisitions). The increase in the Company's domestic offshore capital and exploration expenditures for 1996, compared to 1995, resulted primarily from increased drilling activity and increased costs associated with the construction and installation of offshore platforms, pipelines and other facilities. The increase in the Company's domestic offshore capital and exploration expenditures for 1996, compared to 1994, resulted primarily from increased costs associated with construction and installation of offshore platforms, pipelines and other facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Leases acquired by the Company and other participants in its bidding groups are customarily committed, on a block-by-block basis, to separate operating agreements under which the appointed operator supervises exploration and development operations for the account and at the expense of the group. These agreements usually contain terms and conditions which have become relatively standardized in the industry. Major decisions regarding development and operations typically require the consent of at least a majority (in working interest) of the participants. Because the Company generally has a meaningful working interest position, the Company believes it can significantly influence (but not always control) decisions regarding development and operations on most of the leases in which it has a working interest even though it may not be the operator of a particular lease. The Company is currently the operator on all or a portion of 30 of the 97 offshore leases in which it has an interest.

         Platforms are installed on an offshore lease block when, in the judgment of the lease interest owners, the necessary capital expenditures are justified. A decision to install a platform generally is made after the drilling of one or more exploratory wells with contracted drilling equipment. Platforms are used to accommodate both development drilling and additional exploratory drilling. Over the last three years, the gross cost of production platforms to the joint ventures in which the Company has varying net interests has averaged approximately $7,000,000. Platform costs vary and more expensive platforms could be required in the future depending on, among other factors, the number of slots, water depth, currents, and sea floor conditions. During 1996, the Company installed, or substantially completed construction of, two new platforms on East Cameron Block 334 and one new platform on Ship Shoal Block 240. See "Significant Domestic Offshore
Operating Areas During 1996."

 Significant Domestic Offshore Operating Areas During 1996

         Eugene Island

         A significant portion of the Company's reserves and a substantial part of its production are located in the Eugene Island area off the Louisiana coast in the Gulf of Mexico. The Eugene Island area has been an important part of the Company's operations since the first lease in that area was purchased in 1970 and production began in 1973. The Company currently holds interests in 10 blocks in the Eugene Island area. These blocks comprise eight fields containing 67 oil and gas wells producing from multiple reservoirs and horizons. Through January 1997, the Company participated in the drilling of six wells in the Eugene Island operating area, including three highly successful wells in its Eugene Island 261 field where the Company has a 66.67% working interest that added new reserves and production capacity, bringing the total number of productive wells in this field to six.

         The Eugene Island Block 330 field is one of the Company's most significant producing assets. The field, located in 245 feet of water, contains three drilling and production platforms in which the Company holds a 35% working interest, as well as an additional platform in which the Company holds a 30% working interest. There are currently 9 wells producing primarily natural gas and 34 wells producing primarily oil on the block. Reserves have been added to this field consistently since production commenced. These increases have been derived from new exploratory horizons, infill drilling, field expansions and higher than anticipated recovery efficiencies. The Company and its joint venture partners currently plan to drill seven wells in this field during 1997.

         East Cameron

         The first leasehold interest acquired by the Company in the East Cameron area off the Texas/Louisiana border in the Gulf of Mexico commenced production in February 1973. Presently, the Company has interests in five offshore blocks in this area which contain two fields and 15 producing gas wells.

         During 1996, the Company and its partners were active in the East Cameron Block 334/335 field. In August 1996, the Company and one of its joint venture partners commenced production from the fourth platform to be installed in this field. In addition, together with the same partner, the Company drilled two additional wells and installed a fifth platform. Production from this platform commenced in April, 1997. Finally, during the fourth quarter of 1996, the Company and its joint venture partners drilled another exploratory well into a new untested fault block. As a result of the success of this well, the Company and its joint venture partners currently intend to set a sixth platform in the field.

         Main Pass

         The Company's 14 lease blocks in the Main Pass area, including one acquired in 1997, are located near the mouth of the Mississippi River in the Gulf of Mexico and include leases in which the Company has held an interest since 1974. The Company currently plans an active exploratory drilling program during 1997 to evaluate the new lease blocks that it acquired in the Main Pass Area. The majority of the Company's production from the Main Pass area comes from a field that includes Main Pass Blocks 72, 73 and 72/74 which was unitized in 1982. The Company's working interest in this field is 35%. This field contains 26 producing oil wells and 6 producing natural gas wells from three platforms operated by the Company's joint venture partner. The field is located in 125 feet of water. The Company plans to continue into 1997 its drilling program that commenced in 1995 which has been based in part on the analysis of a recent 3-D seismic survey over the field.

         South Pass

         The Company acquired its first leasehold interest in the South Pass area off of the mouth of the Mississippi River in September 1972. In 1996, the Company acquired an interest in three additional blocks in this area, bringing the total number of blocks in the South Pass area in which the Company currently owns an interest to ten, on which four production platforms have been set that produce oil and gas from 25 wells. One of the Company's fields in the South Pass area is located on South Pass Blocks 49 and 50. The Company holds a 50% working interest in South Pass Block 50 and a 20% interest in South Pass Block 49. The Company plans to drill additional wells in this field during 1997. Another field in which the Company has an interest in the South Pass area is the South Pass Block 78 field. Following analysis of a recently acquired 3-D seismic survey, the Company and several of its joint venture partners drilled and completed four highly deviated wells into previously unexplored reservoirs during late 1995 and 1996. The Company and its joint venture partners currently plan to drill an additional well or wells in this field during 1997.

DOMESTIC ONSHORE OPERATIONS

         The Company has onshore division staffs in Houston and Midland, Texas. Its onshore activities are concentrated in known oil and gas provinces, principally the Permian Basin area of southeastern New Mexico, West Texas and Northwest Texas, and in the onshore Gulf Coast areas of South Texas, East Texas and South Louisiana. See "Significant Domestic Onshore Operating Areas During 1996."

         Lease Acquisitions

         Commencing in 1995 and continuing in 1996, the Company increased its activities in the onshore Gulf Coast areas of East Texas and South Louisiana. In addition to participating in the acquisition of several large 3-D seismic surveys, the Company acquired an interest in, or the right to acquire an interest in, 22,395 gross acres in East Texas and South Louisiana. As it has in recent years, in 1996 the Company also successfully participated in various onshore federal and state lease sales and acquired interests in prospective acreage from private individuals. As of December 31, 1996, the Company held interests in approximately 212,000 gross (103,000 net) acres onshore in the United States, an increase of approximately 40% (9% net) from year end 1995.

      Exploration and Development

         The Company's primary drilling objective in the Permian Basin is the Brushy Canyon (Delaware) formation which generally produces oil from depths of 6,000 to 9,000 feet. Since the Company began exploring in the Brushy Canyon (Delaware) formation in October 1989, it has participated in drilling 299 wells in the Permian Basin, West and Northwest Texas areas through December 31, 1996, including 40 wells in 1996.

         The Company is also active in exploring for oil and gas in several other onshore Gulf Coast areas in Texas and Louisiana. In addition to the wells drilled in the Permian Basin, during 1996 the Company participated in the drilling of eight exploratory wells (principally in East Texas and South Louisiana) and ten development wells (principally in the Lopeno Field in South Texas). See "Significant Domestic Onshore Operating Areas During 1996." During 1996, approximately 18% of the Company's natural gas production and 33% of its oil and condensate production was from its domestic onshore properties, contributing approximately 23% of consolidated oil and gas revenues.

         The Company generally conducts its onshore activities through joint ventures and other interest-sharing arrangements with major and independent oil companies. The Company operates many of its own onshore properties using independent contractors.

         The Company's domestic onshore capital and exploration expenditures were approximately $43,000,000 (excluding approximately $3,800,000 of net property acquisitions) for 1996, or 31% higher than the Company's domestic onshore capital and exploration expenditures of approximately $32,950,000 (excluding approximately $7,750,000 of net property acquisitions) for 1995 and 34% higher than the Company's domestic onshore capital and exploration expenditures of approximately $32,000,000 for 1994. The increase in the Company's domestic onshore capital and exploration expenditures for 1996, compared to 1995 and 1994, resulted primarily from increased drilling activity in South Texas, East Texas and South Louisiana, as well as increased exploration costs associated with conducting, processing and interpreting 3-D seismic surveys. Onshore reserves as of December 31, 1996, accounted for approximately 34% of the Company's domestic proved reserves and approximately 20% of its total proved reserves.

      Significant Domestic Onshore Operating Areas During 1996

         New Mexico

         The Company believes that during the past five years it has been one of the most active companies drilling for oil and natural gas in the southeastern New Mexico (Lea and Eddy Counties) portion of the Permian Basin where the Company has interests in over 75,000 gross acres. The Company's primary drilling objective is the Brushy Canyon (Delaware) formation. Fields in the Brushy Canyon (Delaware) formation in the southeastern New Mexico portion of the Permian Basin are generally characterized by production from relatively shallow depths (6,000 to 9,000 feet), multiple producing zones in most wells and relatively high initial rates of production (frequently equaling the top field allowables which typically range from of 142 Bbls to 230 Bbls per day, depending on the depth of production from the field). The Company has achieved rapid cost recovery with respect to its New Mexico wells drilled to date because of relatively low capital costs and high initial rates of production.

         Since the Company began exploring in the Brushy Canyon (Delaware) formation in the southeastern New Mexico portion of the Permian Basin in October 1989, it has participated through December 31, 1996, in the drilling of, among others, 92 wells in the Sand Dunes field where the Company's working interest ranges from 4% to 100%, 27 wells in the East Loving field where the Company's working interest ranges from 33% to 98%, 57 wells in the Livingston Ridge field where the Company's working interest ranges from 25% to 100%, 58 wells in the Red Tank field where the Company's working interest ranges from 89% to 100%, 16 wells in the Cedar Canyon field where the Company's working interest ranges from 38% to 100% (including nine during 1996), and 3 wells in the Lost Tank field where the Company's working interest ranges from 50% to 100%. The oil fields in this area are generally developed on a 40 acre spacing pattern. The Company anticipates drilling many additional locations in these and other fields in southeastern New Mexico during 1997 including, in particular, an aggressive drilling program in the Cedar Canyon and Lost Tank fields.

         Lopeno Field

         The Lopeno Field is located in south Texas, within 40 miles of the Mexican border. The Company acquired its initial interest in the Lopeno Field in 1983. The Company currently has interests in over 7,800 gross acres containing 23 wells, with working interests generally averaging approximately 50%. The Lopeno Field produces from over 20 upper Wilcox sandstone reservoirs ranging in depth up to 12,500 feet. Following acquisition, processing and interpretation of a 3-D seismic survey over the field, the Company and its joint venture partners commenced an active development drilling program in the fourth quarter of 1995, including the drilling of seven wells in 1996. The Company and its joint venture partners currently plan to drill an additional seven wells in the Lopeno Field during 1997.

INTERNATIONAL OPERATIONS

         The Company has conducted international exploration activities since the late 1970's in numerous oil and gas areas throughout the world. The Company pursues a strategy of evaluating potentially high return prospects in areas of the world with a relatively stable political and financial climate such as certain European and ASEAN countries. Currently, the Company maintains an office in Bangkok, Thailand from which it directs a field development project in the Gulf of Thailand on a portion of its Thailand Concession through its wholly owned subsidiary, Thaipo.

         The Company's international capital and exploration expenditures were approximately $64,400,000 for 1996, or 84% higher than the Company's international capital and exploration expenditures of approximately $34,950,000 (excluding approximately $4,171,000 of net property acquisitions) for 1995 and 914% higher than the Company's international capital and exploration expenditures of approximately $6,350,000 for 1994. Substantially all of the Company's international capital and exploration expenditures for 1996 were related to the Company's license in the Kingdom of Thailand. In addition, the Company continues to evaluate other international opportunities that are consistent with the Company's international exploration strategy.

         Platforms are installed on the Thailand Concession in fields where, in the judgment of Thaipo and its joint venture partners, the necessary capital expenditures are justified. A decision to install a platform generally is made after the drilling of one or more exploratory wells with contracted drilling equipment and the area where the platform would be located has been designated a production area by the Thai government. See "-- Contractual Terms Governing the Thailand Concession and Related Production." Platforms are used to accommodate both development drilling and additional exploratory drilling. Over the last two years, the gross cost of the first three production platforms in the Tantawan Field has averaged approximately $20,000,000. Platform costs vary and more (or less) expensive platforms could be required in the future depending on, among other factors, the number of slots, water depth, currents, and sea floor conditions. See "-- Significant International Operating Areas During 1996; Tantawan Field."

      Significant International Operating Areas During 1996

         Tantawan Field

         In August 1995, at the request of Thaipo and its two joint venture partners, the government of Thailand designated a portion of the Thailand Concession comprising approximately 68,000 acres as the Tantawan production area. The Tantawan production area, of which Thaipo is the operator and has a 46.34% working interest, has been named the Tantawan Field. Through March 1, 1997, eleven exploration and twenty three development wells have been drilled in the Tantawan Field. Initial production from the Tantawan Field commenced on February 1, 1997, from wells located on two platforms. Development drilling has commenced from a third platform that is currently being installed and will commence early in the third quarter of 1997. A fourth platform has been announced for the field and is currently under construction. Production from the Tantawan Field averaged 84.2 MMcf per day and 5,162 Bbls per day (39 MMcf per day and 2,392 Bbls per day net to the Company's working interest) during the second quarter of 1997. Oil and gas production from the field is gathered through pipelines from the platforms into a FPSO named the "Tantawan Explorer."

The FPSO Tantawan Explorer is a converted oil tanker with a capacity of slightly less than 1,000,000 Bbls, that is moored in the Tantawan Field, on which hydrocarbon processing, separation, dehydration, compression, metering and other production related equipment is installed. Following processing on board the FPSO, natural gas produced from the field is delivered to the PTT through an export pipeline. Oil and condensate produced from the field is stored on board the FPSO and transferred to shore by oil tanker. The FPSO and its processing equipment is leased from a third party under a bareboat charter by Tantawan Services, LLC, an affiliate of Thaipo. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Thaipo and its joint venture partners pay a processing fee to Tantawan Services, LLC, to process the production from the Tantawan Field through the FPSO.

         Benchamas and Pakakrong Fields

         Exploration efforts also continue on those portions of the Thailand Concession outside the Tantawan Field. Through March 1, 1997, fourteen exploration wells have been drilled on the Thailand Concession outside of the Tantawan Field. This includes eleven wells, all of which have encountered hydrocarbons, in the Benchamas and Pakakrong Fields. In June 1997, the government of Thailand notified the Company that it had designated certain Thailand Concession areas outside the Tantawan Field comprising approximately 101,000 acres, including the Benchamas and Pakakrong Fields, as production areas. Thaipo and its joint venture partners have commenced preliminary planning for the development of these fields. In March 1997, the Company and its joint venture partners in the Tantawan Field or their affiliates, acquired all of the outstanding shares of Maersk Oil (Thailand) Ltd., a former joint venture partner that owned 31.67% of those portions of the Thailand Concession not currently a part of the Tantawan Field, including the Benchamas and Pakakrong Fields. With this acquisition, the Company now indirectly owns a 46.34% working interest in the entire Thailand Concession and its subsidiary Thaipo is the operator of the entire Thailand Concession. Thaipo and its joint venture partners are currently engaged in additional delineation drilling in the Benchamas and Pakakrong Fields.

         Other Areas on the Thailand Concession

         In addition to the above mentioned fields, Thaipo and its joint venture partners have identified other potentially promising areas on the Thailand Concession including, among others, the Mailwan Field where Thaipo and its joint venture partners recently drilled two successful wells. In July 1997, Thaipo and its joint venture partners requested that the government of Thailand designate the Maliwan Field area as a production area. The Government is currently considering the request. In addition, since acquiring their interest in the Thailand Concession, Thaipo and its joint venture partners have acquired 3-D seismic surveys covering approximately 452,000 acres of the Thailand Concession and are currently planning to acquire additional 3-D seismic data over other prospective portions of the Thailand Concession during 1997.

      Contractual Terms Governing the Thailand Concession and Related Production

         As set forth in the August 1991 Thailand Concession agreement, the current exploratory term of the concession agreement expired on July 31, 1997, subject to further extension as described below. At the end of the concession agreement's current exploration term on July 31, 1997, Thai petroleum law permits the government to grant, upon application by a concessionaire, an additional three year exploration term on up to fifty percent of the Thailand Concession acreage that has not been previously designated as a production area or returned to the government, subject to certain terms and conditions including the agreement to undertake a work program and the payment of substantial fees and rentals. The Company and its joint venture partners applied to the government for a three year extension of the exploratory term of the Thailand Concession which would include the maximum amount of acreage permitted by applicable law. The government has not yet formally responded to the request. Although the Company currently believes that the government will grant the request for a three year extension of the exploratory term of the Thailand Concession agreement, there can be no assurance that the government will grant the extension or, if it does, that it will be for the full three years or for all of the acreage that was requested. For those portions of the Thailand Concession designated as production areas, which currently includes the Tantawan, Benchamas and Parkakrong Fields and, subject to the governmental approval discussed above, may include other portions of the Thailand Concession such as the Maliwan Field and other yet to be designated areas, the initial production period term is 20 years, which is also subject to a ten year extension. See also "-- Miscellaneous; Sales."

         Production resulting from the Thailand Concession (including the Tantawan production area) is subject to a royalty ranging from x5% to 15% of oil and gas sales, plus certain fixed dollar amounts payable at specified cumulative production levels. Revenue from production in Thailand is also subject to income taxes and other similar governmental charges including a Special Remuneratory Benefit tax ("SRB").

         On November 7, 1995, Thaipo and its joint venture partners announced the signing of a thirty-year gas sales agreement with PTT, initially governing gas production from the Tantawan Field. Subsequently, Thaipo and its joint venture partners reached an agreement in principle to amend this gas sales agreement to include the reserves and anticipated gas production from the remainder of the Thailand Concession, including the Benchamas Field. Initial terms of the agreement include an initial minimum daily contract quantity ("DCQ") during the first year of production of 75 MMcf per day with the DCQ rising to 85 MMcf per day in the following year. The DCQ is the minimum daily volume that PTT has agreed to take, or pay for if not taken under the agreement. Mutual agreement on dedicated reserves would be renegotiated as and when the DCQ exceeds 125 MMcf per day. Initial base gas prices start at approximately $2.00 per Mcf (payable in Baht), subject to semi-annual adjustments based upon a formula which takes into account, among other things, changes in Singapore fuel oil prices, Thai wholesale prices and the U.S./Thai currency exchange rate. In late 1996, Thaipo and its joint venture partners signed a memorandum of understanding with PTT providing for the sale of crude oil and condensate to PTT at prices which fluctuate, based upon posted world prices, and which take into account the anticipated high quality of the production from Tantawan Field, and the field's close proximity to Thai markets.

MISCELLANEOUS

      Other Assets

         The Company and a subsidiary, Pogo Offshore Pipeline Co., own interests in seven pipelines (excluding field gathering pipelines) through which offshore hydrocarbon production is transported. In addition, the Company owns an approximately 19.3% interest in a cryogenic gas processing plant near Erath, Louisiana, which entitles it to process up to 186 MMcf of natural gas and 5,478 Bbls of natural gas liquids per day. The plant is not currently operating at full capacity.

         In 1989, the Company entered into a limited partnership agreement as general partner of Pogo Gulf Coast, Ltd., a Texas limited partnership ("Pogo Gulf Coast"). As of December 31, 1996, Pogo Gulf Coast had interests in 5 federal offshore leases. The Company owns 40% of any interest in properties acquired by the limited partnership. Unless otherwise noted, the statistical data reported in this Prospectus reflect only the Company's share of Pogo Gulf Coast's holdings.

      Sales

         The marketing of offshore oil and gas production is subject to the availability of pipelines and other transportation, processing and refining facilities, as well as the existence of adequate markets. As a result, even if hydrocarbons are discovered in commercial quantities, a substantial period of time may elapse before commercial production commences. If pipeline facilities in an area are insufficient, the Company may have to await the construction or expansion of pipeline capacity before production from that area can be marketed. The Company's domestic offshore properties are generally located in areas where a pipeline infrastructure is well developed and there is adequate availability in such pipelines to handle the Company's current and projected future production.

         The Company's Thailand Concession is traversed by two major (34 inches and 36 inches in diameter, respectively) natural gas pipelines that are owned and operated by PTT and which come within approximately 25 miles of the Tantawan Field (and are slightly closer to the Benchamas and Pakakrong Fields). Thaipo and its joint venture partners in the Tantawan Field signed a long term gas sales contract with PTT in November 1995 covering production from the Tantawan Field. In addition, in November 1996, Thaipo and its joint venture partners entered into a memorandum of understanding which provides that oil and condensate production from the Tantawan Field will initially be stored aboard the FPSO, sold to PTT and transferred to shore by means of oil tankers. See "-- International Operations; Contractual Terms Governing the Thailand Concession and Related Production."

         The marketing of onshore oil and gas production is also subject to the availability of pipelines, crude oil hauling and other transportation, processing and refining facilities as well as the existence of adequate markets. Generally, the Company's onshore domestic oil and gas production is located in areas where commercial production of economic discoveries can be rapidly effectuated.

         Most of the Company's domestic natural gas sales are currently made in the "spot market" for no more than one month at a time at then currently available prices. Prices on the spot market fluctuate with demand. Crude oil and condensate production is also generally sold one month at a time at the currently available prices. Other than any futures contracts which may exist from time to time, and which are referred to in "-- Miscellaneous; Competition and Market Conditions," and the gas sales contract for production from the Thailand Concession (see "-- International Operations; Contractual Terms Governing the Thailand Concession and Related Production") the Company has no existing contracts that require the delivery of fixed quantities of oil or natural gas other than on a best efforts basis. See also "Consolidated Financial Statements -- Note 4 to Notes to Consolidated Financial Statements and -- Unaudited Supplementary

Financial Data." During 1996, sales by the Company to Enron Corp. (including its affiliates) was approximately 28.5% of the Company's 1996 revenues. During that period, there was no other customer to whom sales by the Company exceeded 10% of the Company's 1996 revenues.

      Competition and Market Conditions

         The Company experiences competition from other oil and gas companies in all phases of its operations, as well as competition from other energy related industries. The Company's profitability and cash flow are highly dependent upon the prices of oil and natural gas, which historically have been seasonal, cyclical and volatile. In general, prices of oil and gas are dependent upon numerous factors beyond the control of the Company, including various weather, economic, political and regulatory conditions. During 1996, the average price that the Company received for its crude oil, condensate and natural gas production was substantially higher than it has been in recent years. In the first half of 1997, the average prices that the Company received for its production were less than what it received in 1996. See "Selected Reserve and Operating Data." In the past, when natural gas prices in the United States were lower than they are currently, the Company at times elected to curtail certain quantities of its production. Should natural gas prices fall further in the future, the Company may again elect to curtail certain quantities of its natural gas production. Any significant decline in oil or gas prices could have a material adverse effect on the Company's operations and financial condition and could, under certain circumstances, result in a reduction in funds available under the Company's bank credit facility.

         Because it is impossible to predict future oil and gas price movements with any certainty, the Company from time to time enters into contracts on a portion of its production to hedge against the volatility in oil and gas prices. Such hedging transactions, historically, have never exceeded 50% of the Company's total oil and gas production on an energy equivalent basis for any given period. While intended to limit the negative effect of further price declines, such transactions could effectively limit the Company's participation in price increases for the covered period, which increases could be significant. Furthermore, no assurance can be given that such transactions will reduce risk or mitigate the effect of any substantial decline in oil and gas prices. As of August 1, 1997, the Company was not a party to any natural gas futures contracts or crude oil swap agreements. When the Company does engage in such hedging activities, it may satisfy its obligations with its own production or by the purchase (or sale) of third party production. The Company may also cancel all delivery obligations by offsetting such obligations with equivalent agreements, thereby effecting a purely cash transaction.

      Operating and Uninsured Risks

         The Company's operations are subject to risks inherent in the exploration for and production of oil and natural gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution and other environmental risks. Offshore oil and gas operations are subject to the additional hazards of marine and helicopter operations, such as capsizing, collision and adverse weather and sea conditions. These hazards could result in substantial losses to the Company due to injury or loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. The Company carries insurance which it believes is in accordance with customary industry practices, but is not fully insured against all risks incident to its business.

         Drilling activities are subject to numerous risks, including the risk that no commercially productive hydrocarbon reserves will be encountered. The cost of drilling, completing and operating wells and of installing production facilities and pipelines is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery or availability of equipment and fabrication yards. The availability of a ready market for the Company's natural gas production depends on a number of factors, including the demand for and supply of natural gas, the proximity of natural gas reserves to pipelines, the capacity of such pipelines and government regulations.

      Risks of Foreign Operations

         Ownership of property interests and production operations in Thailand, and in any other areas outside the United States in which the Company may choose to do business, are subject to the various risks inherent in foreign operations. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over the Company's international operations. The Company's international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States. The Company seeks to manage these risks by concentrating its international exploration efforts in areas where the Company believes that the existing government is stable and favorably disposed towards United States exploration and production companies. The Company believes that the Kingdom of Thailand currently presents favorable conditions in which to conduct international operations.

EXPLORATION AND PRODUCTION DATA

         In the following data "gross" refers to the total acres or wells in which the Company has an interest and "net" refers to gross acres or wells multiplied by the percentage working interest owned by the Company.

Acreage

         The following table shows the Company's interest in developed and undeveloped oil and gas acreage as of December 31, 1996:

                                          DEVELOPED ACREAGE(A)   UNDEVELOPED ACREAGE(B)
                                          --------------------   ----------------------
                                          GROSS         NET       GROSS          NET
                                         -------      -------   ---------      -------
         Domestic Onshore
           Louisiana                         869          209      28,072        9,373
           New Mexico                     21,246       11,882      54,354       39,119
           Texas                          13,676        4,987      90,597       37,452
           Other                           3,200          333         238           55
                                         -------      -------   ---------      -------
                   Total Domestic         38,991       17,411     173,261       85,999
                                         -------      -------   ---------      -------
         Onshore
         Domestic Offshore
           Louisiana (State)               8,756        3,326       1,508          753
           Louisiana (Federal)(c)        169,625       58,453     117,901       35,797
           Texas (Federal)                46,080       11,819      17,280        8,640
                                         -------      -------   ---------      -------
                   Total Domestic        224,461       73,598     136,689       45,190
                                         -------      -------   ---------      -------
         Offshore
                   Total Domestic        263,452       91,009     309,950      131,189
                                         -------      -------   ---------      -------
         International
           Thailand (Offshore)            67,995       31,510   1,283,561      406,461
                                         -------      -------   ---------      -------
                   TOTAL COMPANY         331,447      122,519   1,593,511      537,650
                                         =======      =======   =========      =======

__________

(a) "Developed acreage" consists of lease acres spaced or assignable to production on which wells have been drilled or completed to a point that would permit production of commercial quantities of oil or natural gas.

(b) "Undeveloped acreage" includes acreage under lease or subject to lease or purchase options that the Company currently expects to exercise. Approximately 9% of the Company's total domestic offshore net undeveloped acreage is under leases that have terms expiring in 1997 (unless otherwise extended) and no domestic offshore undeveloped acreage will expire in 1998. Approximately 5% of the Company's total domestic onshore net undeveloped acreage is under leases that have terms expiring in 1997 (unless otherwise extended) and another approximately 10% of total domestic onshore net undeveloped acreage will expire in 1998 (unless otherwise extended). All of the Company's international undeveloped acreage must be relinquished to the Thai government in 1997 unless designated as a production area or unless the exploration term is extended as discussed above. See "Business -- International Operations; Contractual Terms Governing the Thailand Concession and Related Production."

(c) The Company also owns overriding royalty interests in one federal lease offshore Louisiana totaling 5,000 gross acres (1,250 net acres).

      Drilling Activity and Productive Wells

         The following table shows the number of successful gross and net exploratory and development wells in which the Company has participated and the number of gross and net wells abandoned as dry holes during the periods indicated. An onshore well is considered successful upon the installation of permanent equipment for the production of hydrocarbons or when electric logs run to evaluate such wells indicate the presence of commercial hydrocarbons and the Company currently intends to complete such wells. Successful offshore wells consist of exploratory or development wells that have been completed or are "suspended" pending completion (which has been determined to be feasible and economic) and exploratory test wells that were not intended to be completed and that encountered commercially producible hydrocarbons. A well is considered a dry hole upon reporting of permanent abandonment to the appropriate agency.

                                                         1996              1995             1994
                                                   ---------------    --------------   --------------
                                                   SUCCESSFUL  DRY    SUCCESSFUL DRY   SUCCESSFUL DRY
                                                   ----------  ---    ---------- ---   ---------- ---
         GROSS WELLS:
         Offshore United States
           Exploratory                                  4.0    2.0        7.0   4.0        2.0     --
           Development                                 17.0    3.0        3.0   1.0       25.0     2.0
         Onshore United States
           Exploratory                                 12.0    4.0        8.0   1.0        3.0     6.0
           Development                                 39.0    1.0       47.0   1.0       51.0     3.0
         Offshore Kingdom of Thailand
           Exploratory                                  7.0    --         3.0    --        5.0     --
           Development                                 16.0    --         7.0    --       --       --
                                                       ----    ---       ----   ---       ----     ---
                   Total                               95.0   10.0       75.0   7.0       86.0    11.0
                                                       ====   ====       ====   ===       ====    ====
         NET WELLS:
         Offshore United States
           Exploratory                                  1.7    1.5        3.0   1.6        0.6     -
           Development                                  4.9    1.5        1.0   0.4        8.4     1.4
         Onshore United States
           Exploratory                                  6.5    0.9        4.6   1.0        2.8     3.6
           Development                                 24.4    0.7       31.3   0.1       29.9     0.9
         Offshore Kingdom of Thailand
           Exploratory                                  2.4    -          1.1   -          1.6     -
           Development                                  7.4    -          3.2   -          -       -
                                                       ----    ---       ----   ---       ----     ---
                   Total                               47.3    4.6       44.2   3.1       43.3     5.9
                                                       ====    ===       ====   ===       ====     ===

         As of December 31, 1996, the Company was participating in the drilling of 3 gross (1.3 net) offshore domestic wells, 6 gross (4.2 net) onshore wells and 1 gross (0.3 net) wells offshore the Kingdom of Thailand.

         The following table shows the Company's interest in productive oil and natural gas wells as of December 31, 1996. Productive wells are producing wells plus wells "capable of production" (e.g., natural gas wells waiting for pipeline connections or necessary governmental certification to commence deliveries and oil wells waiting to be connected to production facilities).

                                                                                               NATURAL GAS
                                                                              OIL WELLS(A)      WELLS(A)
                                                                             -------------   --------------
                                                                             GROSS     NET    GROSS    NET
                                                                             -----   ------  ------  ------
              Offshore United States  . . . . . . . . . . . . . . . . . .       180    46.0     178    58.8
              Onshore United States . . . . . . . . . . . . . . . . . . .       285   183.4      84    35.2
              Kingdom of Thailand(b)  . . . . . . . . . . . . . . . . . .        --      --       9     4.2
                                                                                ---   -----     ---    ----
                        Total . . . . . . . . . . . . . . . . . . . . . .       465   229.4     271    98.2
                                                                                ===   =====     ===    ====

__________

(a) One or more completions in the same bore hole are counted as one well. The data in the above table includes 25 gross (6.7 net) oil wells and 14 gross (5.7 net) natural gas wells with multiple completions.

(b) The number of wells set forth in this table as "capable of production" in Thailand does not include 9 gross (4.2 net) wells that had been drilled and were awaiting completion and connection at year end. All of such wells have subsequently been completed as productive wells during the first two months of 1997.

         Production and Sales

         The following table summarizes the Company's average daily production, net of all royalties, overriding royalties and other outstanding interests, for the periods indicated. Natural gas production refers only to marketable production of natural gas on an "as sold" basis.

                                                                                      1996      1995      1994
                                                                                   ---------  --------  --------
         Production Sales:
           Natural Gas (Mcf per day) . . . . . . . . . . . . . . . . . . . . . .     107,700   121,000   144,800
                                                                                    ========   =======   =======
           Liquid Hydrocarbons (Bbls per day)
              Crude Oil and Condensate . . . . . . . . . . . . . . . . . . . . .      11,968    11,786    11,100
              Natural Gas Liquids(a) . . . . . . . . . . . . . . . . . . . . . .       2,173     1,998     2,222
                                                                                    --------   -------   -------
                   Total Liquid Hydrocarbons . . . . . . . . . . . . . . . . . .      14,141    13,784    13,322
                                                                                    ========   =======   =======

__________

(a) Natural Gas Liquids production sales includes sales attributable to both the Company's leasehold and plant ownership.

         The following table shows the average sales prices received by the Company for its production and the average production (lifting) costs per unit of production during the periods indicated. See "-- Miscellaneous; Competition and Market Conditions and Sales."

                                                                                       1996     1995    1994
                                                                                      -------  ------  ------
            Sales Prices:
              Natural Gas (per Mcf) . . . . . . . . . . . . . . . . . . . . . . . .     $2.40   $1.63    $1.88
              Crude Oil and Condensate (per Bbl)  . . . . . . . . . . . . . . . . .    $22.12  $17.80   $16.08

              Natural Gas Liquids (per Bbl) . . . . . . . . . . . . . . . . . . . .    $14.92  $11.10   $11.33
            Production (lifting) Costs(a):
              Natural Gas, Crude Oil, Condensate and Natural Gas
                 Liquids (per Mcf equivalent) . . . . . . . . . . . . . . . . . . .     $0.53   $0.47    $0.36

__________

(a) Production costs were converted to common units of measure on the basis of relative energy content. Such production costs exclude all depletion and amortization associated with property and equipment.

      Reserves

         The following table sets forth information as to the Company's net proved and proved developed reserves as of December 31, 1996, 1995, and 1994, and the present value as of such dates (based on an annual discount rate of 10%) of the estimated future net revenues from the production and sale of those reserves, as estimated by Ryder Scott in accordance with criteria prescribed by the Commission. The summary report of Ryder Scott on the reserve estimates, which includes definitions and assumptions, is set forth as an exhibit to the Annual Report, and the definitions, assumptions and descriptions of methodology following the tables are based upon the Ryder Scott report. See "Incorporation of Certain Documents by Reference."

                                                                                         AS OF DECEMBER 31,
                                                                                   ------------------------------
                                                                                     1996       1995       1994
                                                                                   --------   --------  ---------
        Total Proved Reserves:
          Oil, condensate, and natural gas liquids
             (MBbls) --
             Located in the United States . . . . . . . . . . . . . . . . . . .       28,270    26,185     26,188
             Located in the Kingdom of Thailand . . . . . . . . . . . . . . . .       21,332    18,997      7,674
                                                                                    --------  --------   --------
                  Total Company(a)  . . . . . . . . . . . . . . . . . . . . . .       49,602    45,182     33,862
                                                                                    ========  ========   ========
          Natural Gas (MMcf) --
             Located in the United States . . . . . . . . . . . . . . . . . . .      215,946   196,454    186,151
             Located in the Kingdom of Thailand(a)  . . . . . . . . . . . . . .      144,998   131,607     56,739
                                                                                    --------  --------   --------
                  Total Company . . . . . . . . . . . . . . . . . . . . . . . .      360,944   328,061    242,890
                                                                                    ========  ========   ========
          Present value of estimated future net revenues,
             before income taxes (in thousands)(b) --
             Located in the United States . . . . . . . . . . . . . . . . . . .     $773,127  $400,845   $330,868
             Located in the Kingdom of Thailand . . . . . . . . . . . . . . . .      181,418   131,630     52,112
                                                                                    --------  --------   --------
                  Total Company . . . . . . . . . . . . . . . . . . . . . . . .     $954,545  $532,475   $382,980
                                                                                    ========  ========   ========
        Total Developed Reserves:
          Oil, condensate, and natural gas liquids
             (MBbls) --
             Located in the United States . . . . . . . . . . . . . . . . . . .       25,898    22,488     24,670
             Located in the Kingdom of Thailand . . . . . . . . . . . . . . . .        5,192        --         --
                                                                                    --------  --------   --------
                  Total Company . . . . . . . . . . . . . . . . . . . . . . . .       31,090    22,488     24,670
                                                                                    ========  ========   ========
          Natural Gas (MMcf) --
             Located in the United States . . . . . . . . . . . . . . . . . . .      192,034   164,679    178,518
             Located in the Kingdom of Thailand . . . . . . . . . . . . . . . .       45,998        --         --
                                                                                    --------  --------   --------
                  Total Company . . . . . . . . . . . . . . . . . . . . . . . .      238,032   164,679    178,518
                                                                                    ========  ========   ========
          Present value of estimated future net revenues,
             before income taxes (in thousands)(a) --
             Located in the United States . . . . . . . . . . . . . . . . . . .     $710,871  $359,984   $321,514
             Located in the Kingdom of Thailand . . . . . . . . . . . . . . . .       69,062        --         --
                                                                                    --------  --------   --------
                  Total Company . . . . . . . . . . . . . . . . . . . . . . . .     $779,933  $359,984   $321,514
                                                                                    ========  ========   ========

__________

(a) After giving effect to the Company's March 1997 acquisition of its proportionate share of the shares of Maersk Oil (Thailand) Ltd., the Company's net proved reserves of natural gas and hydrocarbon liquids located in the Kingdom of Thailand would have been 166,160 MMcf and 26,163 MBbls, respectively, on a pro forma basis on December 31, 1996.

(b) The Company believes, for the reasons set forth in succeeding paragraphs, that the present value of estimated future net revenues set forth in this Prospectus and calculated in accordance with Commission guidelines are not necessarily indicative of the true present value of the Company's reserves and, due to the fact that essentially all of the Company's domestic natural gas production is currently sold on the spot market, whereas all of the Company's Thai natural gas production is sold pursuant to a long term gas sales contract, such estimates of future net revenues from the Company's domestic and Thai reserves are, accordingly, not useful for comparative purposes.

         Natural gas liquids comprise approximately 8% of the Company's total proved liquids reserves and approximately 12% of the Company's proved developed liquids reserves. All hydrocarbon liquid reserves are expressed in standard 42 gallon Bbls. All gas volumes and gas sales are expressed in MMcf at the pressure and temperature bases of the area where the gas reserves are located.

         Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (i) that portion delineated by drilling and defined by fluid contacts, if any, and (ii) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data becomes available. Proved natural gas reserves are comprised of nonassociated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of liquids, for lease and plant fuel and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of established improved recovery techniques are included in the proved classification when these qualifications are met: (i) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (ii) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including,
(i) pressure maintenance, (ii) cycling, and (iii) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, condensate, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

                 (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of new wells; and

                 (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

         In computing future revenues from gas reserves attributable to the Company's domestic interests, prices in effect at December 31, 1996 were used, including current market prices, contract prices and fixed and determinable price escalations where applicable. In accordance with Commission guidelines, the gas prices that were used make no allowances for seasonal variations in gas prices which are likely to cause future yearly average gas prices to be somewhat lower than December gas prices. For domestic gas sold under contract, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves. In computing future revenues from liquids attributable to the Company's domestic interests, prices in effect at December 31, 1996 were used and these prices were held constant to depletion of the properties. The future revenues are adjusted to reflect the Company's net revenue interest in these reserves as well as any ad valorem and other severance taxes but do not include, unless otherwise noted, any provisions for corporate income taxes.

         In computing future revenues from the Company's gas reserves attributable to the Company's interests in the Kingdom of Thailand, the current contract price under the gas sales agreement with PTT was used, without giving effect to any of the adjustments provided for in the gas sales agreement due to their indeterminate nature as of December 31, 1996 in accordance with Commission guidelines. In computing future revenues from liquids attributable to the Company's interests in the Kingdom of Thailand, a price of $24.56 was used, which the Company believes approximates the price that the Company would have received for production from the Thailand Concession under the memorandum of understanding with PTT on December 31, 1996 if production had been sold to PTT on that date, and this price was held constant until depletion of the Company's reserves in the Kingdom of Thailand. The future revenues are adjusted to reflect the Company's net revenue interest in these reserves and the Company's obligations under the Thailand Concession, including the payment of SRB and applicable production bonuses, but does not include, unless otherwise noted, any provisions for U.S. or Thai corporate income or other taxes.

         The estimates of future net revenue from the Company's domestic and Thailand properties are based on existing law where the properties are located and are calculated in accordance with Commission guidelines. Operating costs for the leases and wells include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs are based on authorization for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. For properties located onshore, the estimates of future net revenues and the present value thereof do not consider the salvage value of the lease equipment or the abandonment cost of the lease since both are relatively insignificant and tend to offset each other. The estimated net cost of abandonment after salvage was considered for offshore properties where such costs net of salvage are significant.

         No deduction was made for indirect costs such as general and administrative and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. Accumulated gas production imbalances, if any, have been taken into account. Production data used to arrive at the estimates set forth above includes estimated production for the last few months of 1996.

         The future production rates from reservoirs now on production may be more or less than estimated because of, among other reasons, mechanical breakdowns and changes in market demand or allowables set by regulatory bodies. Properties which are not currently producing may start producing earlier or later than anticipated in the estimates of future production rates.

         The future prices received by the Company for the sales of its production may be higher or lower than the prices used in calculating the estimates of future net revenues and the present value thereof as set forth herein, and the operating costs and other costs relating to such production may also increase or decrease from existing levels; however, such possible changes in prices and costs were, in accordance with rules adopted by the Commission, omitted from consideration in arriving at such estimates.

         There are numerous uncertainties in estimating the quantity of proved reserves and in projecting the future rates of production and timing of development expenditures. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ materially from those of Ryder Scott, the Company's reserve engineers. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

         The Company is periodically required to file estimates of its oil and gas reserve data with various U.S. governmental regulatory authorities and agencies, including the Federal Energy Regulatory Commission ("FERC") and the Federal Trade Commission and, with respect to reserves located in Thailand, the Kingdom of Thailand's Department of Mineral Resources. In addition, estimates are from time to time furnished to governmental agencies in connection with specific matters pending before such agencies. The basis for reporting reserves to these agencies, in some cases, is not comparable to that furnished by Ryder Scott because of the nature of the various reports required. The major differences generally include differences in the time as of which such estimates are made, differences in the definition of reserves, requirements to report in some instances on a gross, net or total operator basis and requirements to report in terms of smaller geographical units. During 1996, no estimates by the Company of its total proved net oil and gas reserves were filed with or included in reports to any governmental authority or agency other than the Commission and, with respect to reserves relating to the Company's properties located in Thailand, the Kingdom of Thailand's Department of Mineral Resources.

GOVERNMENT REGULATION

         The Company's operations are affected from time to time in varying degrees by political developments and governmental laws and regulations. Rates of production of oil and gas have for many years been subject to governmental conservation laws and regulations, and the petroleum industry has been subject to federal and state tax laws dealing specifically with it.

      Federal Income Tax

         The Company's operations are significantly affected by certain provisions of the federal income tax laws applicable to the petroleum industry. The principal provisions affecting the Company are those that permit the Company, subject to certain limitations, to deduct as incurred, rather than to capitalize and amortize, its domestic "intangible drilling and development costs" and to claim depletion on a portion of its domestic oil and gas properties based on 15% of its oil and gas gross income from such properties (up to an aggregate of 1,000 Bbls per day of domestic crude oil and/or equivalent units of domestic natural gas) even though the Company has little or no basis in such properties. Under certain circumstances, however, a portion of such intangible drilling and development costs and the percentage depletion allowed in excess of basis will be tax preference items that will be taken into account in computing the Company's alternative minimum tax.

      Environmental Matters

         Domestic oil and gas operations are subject to extensive federal regulation and, with respect to federal leases, to interruption or termination by governmental authorities on account of environmental and other considerations including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") also known as the "Superfund Law." The recent trend towards stricter standards in environmental legislation and regulation may continue, and this could increase costs to the Company and others in the industry. Regulations of the Department of the Interior currently impose absolute liability upon the lessee under a federal lease for the costs of clean-up of pollution resulting from a lessee's operations, and such lessee may also be subject to possible legal liability for pollution damages. The Company maintains insurance against costs of clean-up operations, but is not fully insured against all such risks. A serious incident of pollution may, as it has in the past, also result in the Department of the Interior requiring lessees under federal leases to suspend or cease operation in the affected area.

         The operators of the Company's properties have numerous applications pending before the Environmental Protection Agency (the "EPA") for National Pollution Discharge Elimination System water discharge permits with respect to offshore drilling and production operations. The issue generally involved is whether effluent discharges from each facility or installation comply with the applicable federal regulations.

         The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA.

         The OPA also imposes ongoing requirements on responsible parties, including proof of financial responsibility to cover at least some costs in a potential spill. For tank vessels, including mobile offshore drilling rigs, the OPA imposes on owners, operators and charterers of the vessels, an obligation to maintain evidence of financial responsibility of up to $10,000,000 depending on gross tonnage. With respect to offshore facilities, proof of greater levels of financial responsibility may be applicable. For offshore facilities that have a worst case oil spill potential of more than 1,000 barrels (which includes many of the Company's offshore producing facilities), certain amendments to the OPA that were enacted in 1996 provide that the amount of financial responsibility that must be demonstrated for most facilities ranging from $10,000,000 to $35,000,000, depending upon location, with higher amounts, up to $150,000,000 in certain limited circumstances. The Company believes that it currently has established adequate proof of financial responsibility for its offshore facilities at no significant increase in expense over recent prior years. However, the Company cannot predict whether these financial responsibility requirements under the OPA amendments will result in the imposition of substantial additional annual costs to the Company in the future or otherwise materially adversely effect the Company. The impact, however, should not be any more adverse to the Company that it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico.

         The Company's onshore operations are subject to numerous United States federal, state, and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment including CERCLA. Such laws and regulations, among other things, impose absolute liability on the lessee under a lease for the cost of clean-up of pollution resulting from a lessee's operations, subject the lessee to liability for pollution damages, may require suspension or cessation of operations in affected areas, and impose restrictions on the injection of liquids into subsurface aquifers that may contaminate groundwater. Such laws could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Federal, state and local initiatives to further regulate the disposal of oil and gas wastes are also pending in certain states, and these initiatives could have a similar impact on the Company.

         The Company is asked to comment on the costs it incurred during the prior year on capital expenditures for environmental control facilities and the amount it anticipates incurring during the coming year. The Company believes that, in the course of conducting its oil an gas operations, many of the costs attributable to environmental control facilities would have been incurred absent environmental regulations as prudent, safe oilfield practice. During 1996, the Company incurred capital expenditures of approximately $1,971,000 for environmental control facilities, primarily relating to the completion of two salt water disposal facilities in New Mexico and the installation of certain environmental control facilities on two platforms installed in the Gulf of Thailand and on one platform installed in the Gulf of Mexico. The Company currently has budgeted approximately $1,240,000 for expenditures involving environmental control facilities during 1997, including, among other things, two salt water disposal facilities and environmental control equipment for one platform in the Gulf of Mexico.

      Other Laws and Regulations

         Various laws and regulations often require permits for drilling wells and also cover spacing of wells, the prevention of waste of oil and gas including maintenance of certain gas/oil ratios, rates of production and other matters. The effect of these laws and regulations, as well as other regulations that could be promulgated by the jurisdictions in which the Company has production, could be to limit the number of wells that could be drilled on the Company's properties and to limit the allowable production from the successful wells completed on the Company's properties, thereby limiting the Company's revenues.

         The MMS administers the oil and gas leases held by the Company on federal onshore lands and offshore tracts in the Outer Continental Shelf. The MMS holds a royalty interest in these federal leases on behalf of the federal government. While the royalty interest percentage is fixed at the time that the lease is entered into, from time to time the MMS changes or reinterprets the applicable regulations governing its royalty interests, and such action can indirectly affect the actual royalty obligation that the Company is required to pay. In a letter dated May 3, 1993, the MMS announced a reinterpretation of its right to collect royalty payments from producers on certain settlements in which such producers and pipeline companies were involved a number of years ago. The MMS reinterpretation has been challenged in court by various producers and trade groups representing them. On August 27, 1996, in Independent Petroleum Association of America, et al. v. Babbit et al., Nos. 95-5210 etc., the United States Court of Appeals for the District of Columbia Circuit held that the May 3, 1993, reinterpretation was invalid and unenforceable. Unless and until this or other similar cases are resolved in favor of the MMS' reinterpretation of its regulations, it is unlikely that the Company or other producers will be legally required to pay royalties on such settlement agreements. The Company was involved in several settlement agreements with pipelines that could be subject to the MMS' new reinterpretation. The MMS has reviewed the Company's and other producers' settlement agreements, to determine whether it believes any additional royalty payments may be due and has asserted that additional royalties may be due in connection with two of the Company's settlement agreements. Based upon existing case law, the Company has asserted through the administrative appeals process, and continues to believe, that it does not owe any additional royalties beyond what it has previously paid. However, in the event that the MMS is able to successfully assert that additional royalty is due from the Company in connection with settlement agreements to which the Company is a party, the Company does not currently believe that such additional assessment will have a material adverse impact on the financial position or results of operations of the Company.

         The FERC has recently embarked on regulatory initiatives relating to its jurisdiction over rates for natural gas gathering services provided by interstate pipelines and to the availability of market-based and other alternative rate mechanisms to such pipelines for transmission and storage services. Among the FERC initiatives is a policy allowing pipelines and transportation customers to negotiate rates above the otherwise applicable maximum lawful cost-based rates on the condition that the pipelines alternatively offer so-called recourse rates equal to the maximum lawful cost-based rates. This negotiated/recourse rate policy has been challenged in the United States Court of Appeals for the District of Columbia, and the appeal remains pending. With respect to gathering services, the FERC has issued orders declaring that certain facilities owned by interstate pipelines primarily perform a gathering function, and may be transferred to affiliated and non-affiliated entities that are not subject to the FERC's rate jurisdiction. Many of these orders have been challenged on rehearing to the FERC, and on appeal to the courts. The Company cannot predict the ultimate outcome of these developments, nor the effect of these developments on transportation rates. Inasmuch as the rates for these pipeline services can affect the gas prices received by the Company for the sale of its production, the FERC's actions may have an impact on the Company. However, the impact should not be substantially different on the Company than it will on other similarly situated gas producers and sellers.

EMPLOYEES

         As of May 1, 1997, the Company and its subsidiary Thaipo had 150 full-time employees, including sixteen in its Bangkok, Thailand office. None of the Company's employees are presently represented by a union for collective bargaining purposes. The Company considers its relations with its employees to be excellent.

                       MANAGEMENT AND BOARD OF DIRECTORS

EXECUTIVE OFFICERS

         Executive officers of the Company are appointed annually to serve for the ensuing year or until their successors have been elected or appointed. The executive officers of the Company, their age as of June 1, 1997, and the year each was elected to his present position are as follows:

                                                                                                         YEAR
           EXECUTIVE OFFICER                                           EXECUTIVE OFFICE           AGE   ELECTED
         -------------------                                      ---------------------------     ---   -------
         Paul G. Van Wagenen . . . . . . . . . . . . . . . . .    Chairman of the Board,           51     1991
                                                                  President and Chief Executive
                                                                  Officer
         Kenneth R. Good . . . . . . . . . . . . . . . . . . .    Corporate Senior Vice            59     1996
                                                                  President
         Bruce E. Archinal . . . . . . . . . . . . . . . . . .    Vice President and Onshore       44     1997
                                                                  Division Manager
         Stuart P. Burbach . . . . . . . . . . . . . . . . . .    Vice President and Offshore      45     1991
                                                                  Division Manager
         Jerry A. Cooper . . . . . . . . . . . . . . . . . . .    Vice President and Western       48     1990
                                                                  Division Manager
         John W. Elsenhans . . . . . . . . . . . . . . . . . .    Vice President -- Finance and    44     1995
                                                                  Treasurer
         Harvey L. Gold  . . . . . . . . . . . . . . . . . . .    Vice President -- Engineering    61     1988
         Thomas E. Hart  . . . . . . . . . . . . . . . . . . .    Vice President and Controller    54     1988
         R. Phillip Laney  . . . . . . . . . . . . . . . . . .    Vice President and               56     1991
                                                                  International Division Manager
         John O. McCoy, Jr . . . . . . . . . . . . . . . . . .    Vice President and Chief         45     1989
                                                                  Administrative Officer
         J. D. McGregor  . . . . . . . . . . . . . . . . . . .    Vice President -- Sales          52     1988
         Ronald B. Manning . . . . . . . . . . . . . . . . . .    Vice President and General       43     1995
                                                                  Counsel
         Gerald A. Morton  . . . . . . . . . . . . . . . . . .    Vice President -- Law and        38     1997
                                                                  Corporate Secretary
         Sammie M. Shaw  . . . . . . . . . . . . . . . . . . .    Vice President -- Operations     65     1992

         Prior to assuming their present positions with the Company, the business experience of each executive officer for more than the last five years was as follows: Mr. Van Wagenen, who joined the Company in 1979, served as President and Chief Operating Officer of the Company since 1990; Mr. Good, who joined the Company in 1977, served as Senior Vice President -- Land and Budgets since 1991; Mr. Archinal, who joined the Company in 1982, was Onshore Division Manager since 1994, and prior thereto served as Offshore Division Exploration Manager since 1991; Mr. Burbach, who rejoined the Company in 1991, was Vice President of Norfolk Holding Inc. from 1986 until rejoining the Company; Mr. Cooper served in various positions since joining the Company in 1979; Mr. Elsenhans was Director, Corporate Finance for the Company since 1991; Mr. Gold was Manager of Reservoir Engineering for the Company since joining the Company in 1977; Mr. Hart was Controller for the Company since joining the Company in 1977; Mr. Laney, who joined the Company in 1977, served as International Exploration Manager for the Company since 1983; Mr. McCoy served as Director of Personnel and Administration for the Company since joining the Company in 1978; Mr. McGregor was Manager of Hydrocarbon Sales and Contracts for the Company since joining the Company in 1981; Mr. Manning, who joined the Company in 1987, was Corporate Secretary and an Associate General Counsel for the Company since 1990; Mr. Morton was Corporate Secretary and Associate General Counsel for the Company since 1995, an Associate General Counsel since joining the Company in 1993, and prior thereto was an attorney with the law firm of Weil, Gotshal & Manges since 1988; Mr. Shaw was Operations Manager for the Company since joining the Company in 1981.

BOARD OF DIRECTORS

         The following is a list of the members of the Company's Board of Directors and their principal occupations.

                  NAME                              PRINCIPAL OCCUPATION
         ----------------------           ---------------------------------------
         Paul G. Van Wagenen . . . . .    Chairman of the Board, President and Chief
                                          Executive Officer of the Company
         Tobin Armstrong . . . . . . .    Rancher
         Jack S. Blanton . . . . . . .    President, Eddy Refining Company; Chairman,
                                          Houston Endowment, Inc.
         W. M. Brumley, Jr . . . . . .    Personal Investments
         John B. Carter, Jr  . . . . .    Chairman of the Board, Houston National Bank
         William L. Fisher . . . . . .    Barrow Chair and Geological Sciences
                                          Professor University of Texas at Austin
         William E. Gipson . . . . . .    Independent Petroleum Geologist, President,
                                          Wines of Pheasant Ridge
         Gerrit W. Gong  . . . . . . .    Director, Asian Studies, Center for Strategic
                                          and International Studies
         J. Stuart Hunt  . . . . . . .    Personal Investments
         Frederick A. Klingenstein . .    Chairman of the Board, Klingenstein, Fields &
                                          Co., L.P.
         Nicholas R. Petry . . . . . .    Chairman of the Board, Petry Company
         Jack A. Vickers . . . . . . .    Chairman of the Board, The Vickers Companies

                            DESCRIPTION OF THE NOTES

         The Exchange Notes will be issued, and the Old Notes were issued, pursuant to an indenture (the "Indenture") between the Company, as issuer, and State Street Bank & Trust Company (as successor in interest to Fleet National Bank under the Indenture), as trustee (the "Trustee"). The terms of the Notes include those set forth or referred to in the Indenture and those made part of the Indenture by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and prospective Holders of the Notes are referred to the Indenture, the documents referred to in the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture is materially complete. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."

         If this Exchange Offer is consummated, Holders of Old Notes who do not exchange their Old Notes for Exchange Notes will vote together with Holders of Exchange Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the Holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether Holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Old Notes that remain outstanding after the Exchange Offer will be aggregated with the Exchange Notes, and the Holders of such Old Notes and the Exchange Notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of the Old Notes and the Exchange Notes then outstanding.

GENERAL

         The Notes are unsecured senior subordinated obligations of the Company limited to $100,000,000 aggregate principal amount. The Exchange Notes will be issued, and the Old Notes were issued, only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Principal of, premium, if any, on and interest on the Notes is payable, and the Notes are transferable, at the office or agency of the Company in the City of New York maintained for such purposes, which initially will be the corporate trust office or agency of the Trustee maintained at New York, New York. In addition, interest may be paid, at the option of the Company, by check mailed to the registered Holders of the Notes at their respective addresses as shown on the Note Register or, upon application to the Trustee by any Holder of an aggregate principal amount of Notes in excess of $500,000 not later than the applicable Regular Record Date, by transfer to an account (such transfer to be made only to a Holder of an aggregate principal amount of Notes in excess of $500,000) maintained by such Holder with a bank in New York City. No transfer will be made to any such account unless the Trustee has received written wire instructions not less than 15 days prior to the relevant payment date. No service charge will be made for any transfer, exchange or redemption of Notes, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be payable in connection therewith. For a discussion of the circumstances in which the interest rate on the Notes may be temporarily increased, see "Exchange Offer;
Registration Rights."

         Any Old Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

MATURITY, INTEREST AND PRINCIPAL PAYMENTS

         The Notes will mature on May 15, 2007. Interest on the Notes will accrue at the rate of 8 3/4% per annum and will be payable semiannually on May 15 and November 15 of each year (each an "Interest Payment Date"), commencing November 15, 1997, to the Person in whose name the Note is registered in the Note Register at the close of business on the May 1, or November 1 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

REDEMPTION

         Optional Redemption. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after May 15, 2002, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning on May 15 of the years indicated below:

           YEAR                                                    PRICE
     ----------------                                             --------
     2002  . . . . . . . . . . . . . . . . . . . . . . . . . . .  104.375%
     2003  . . . . . . . . . . . . . . . . . . . . . . . . . . .  102.917%
     2004  . . . . . . . . . . . . . . . . . . . . . . . . . . .  101.458%
     2005 and thereafter . . . . . . . . . . . . . . . . . . . .  100%

         Selection and Notice. In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes (or any portion thereof that is an integral multiple of $1,000) for redemption will be made by the Trustee from the outstanding Notes not previously called for redemption (or otherwise purchased by the Company) on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Note with a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption and accepted for payment.

         Offers to Purchase. As described below, (a) upon the occurrence of a Change of Control, the Company is obligated to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase and (b) upon the occurrence of an Asset Sale, the Company may be obligated to make offers to purchase Notes with a portion of the Net Cash Proceeds of such Asset Sale at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "-- Certain Covenants -- Change of Control" and "-- Limitation on Disposition of Proceeds of Asset Sales."

SUBORDINATION

         Payments of and distributions on or with respect to the Note Obligations is subordinated, to the extent set forth in the Indenture, in right of payment to the prior payment in full in cash or Cash Equivalents of all existing and future Senior Indebtedness, which includes, without limitation, all Credit Agreement Obligations of the Company. The Notes will rank prior in right of payment only to other Indebtedness of the Company which is, by its terms, subordinated in right of payment to the Notes. As of June 30, 1997, there was $201,205,000 of Indebtedness of the Company which would constitute such Subordinated Indebtedness. In addition, the Note Obligations are effectively subordinated to all creditors of the Company's Subsidiaries, including trade creditors. See "Risk Factors -- Subordination of Notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         The Indenture provides that in the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company (or its creditors, as such) or its properties and assets, or (b) any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary or (c) any assignment for the benefit of creditors or other marshaling of assets or liabilities of the Company, all Senior Indebtedness of the Company must be paid in full in cash or Cash Equivalents before any direct or indirect payment or distribution, whether in cash, property or securities (excluding certain permitted equity and subordinated debt securities referred to in the Indenture as "Permitted Junior Securities"), is made on account of the Note Obligations. In the event that, notwithstanding the foregoing, the Trustee or the Holder of any Note receives any payment or distribution of properties or assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, in respect of Note Obligations before all Senior Indebtedness is paid or provided for in full in cash or Cash Equivalents, then the Trustee or the Holders of Notes receiving any such payment or distribution (other than a payment or distribution in the form of Permitted Junior Securities) will be required to pay or deliver such payment or distribution forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other person making payment or distribution of assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full.

         During the continuance of any default in the payment when due (whether at Stated Maturity, upon scheduled repayment, upon acceleration or otherwise) of principal of or premium, if any, or interest on, or of unreimbursed amounts under drawn letters of credit or fees relating to letters of credit constituting, any Designated Senior Indebtedness (a "Payment Default"), no direct or indirect payment or distribution by or on behalf of the Company of any kind or character shall be made on account of the Note Obligations or any obligation under any Subsidiary Guarantee unless and until such default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or Cash Equivalents.

         In addition, during the continuance of any default other than a Payment Default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may then be accelerated (a "Non-payment Default"), after receipt by the Trustee from the holders (or their representative) of such Designated Senior Indebtedness of a written notice of such Non-payment Default, no payment or distribution of any kind or character may be made by the Company on account of the Note Obligations for the period specified below (the "Payment Blockage Period").

         The Payment Blockage Period shall commence upon the receipt of notice of a Non-payment Default by the Trustee from the holders (or their representative) of Designated Senior Indebtedness stating that such notice is a payment blockage notice pursuant to the Indenture and shall end on the earliest to occur of the following events: (a) 179 days shall have elapsed since the receipt by the Trustee of such notice; (b) the date, as set forth in a written notice to the Company or the Trustee from the holders (or their representative) of the Designated Senior Indebtedness initiating such Payment Blockage Period, on which such default is cured or waived or ceases to exist (provided, that no other Payment Default or Non-payment Default has occurred or is then continuing after giving effect to such cure or waiver); (c) the date on which such Designated Senior Indebtedness is discharged or paid in full in cash or Cash Equivalents; and (d) the date, as set forth in a written notice to the Company or the Trustee from the holders (or their representative) of the Designated Senior Indebtedness initiating such Payment Blockage Period, on which such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the holders (or their representative) of Designated Senior Indebtedness initiating such Payment Blockage Period, after which the Company, subject to the subordination provisions set forth above and the existence of another Payment Default, shall promptly resume making any and all required payments in respect of the Notes, including any missed payments. Only one Payment Blockage Period with respect to the Notes may be commenced within any 360 consecutive day period. No Non-payment Default with respect to Designated Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 360 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenant for a period commencing after the date of commencement of such Payment Blockage Period, that, in either case, would give rise to a Non-payment Default pursuant to any provision under which a Non-payment Default previously existed or was continuing shall constitute a new Non-payment Default for this purpose; provided, however, that, in the case of a breach of a particular financial covenant, the Company shall have been in compliance for at least one full 90 consecutive day period commencing after the date of commencement of such Payment Blockage Period). In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Trustee of the notice, and there must be a 181 consecutive day period in any 360-day period during which no Payment Blockage Period is in effect. In the event that, notwithstanding the foregoing, the Company makes any payment or distribution to the Trustee or the Holder of any Note prohibited by the subordination provision of the Indenture, then such payment or distribution will be required to be paid over and delivered forthwith to the holders (or their representative) of Designated Senior Indebtedness.

         If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure will constitute an Event of Default under the Indenture and will enable the Holders of the Notes to accelerate the maturity thereof. See "-- Events of Default."

         By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, and funds which would be otherwise payable to the Holders of the Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and the Company may be unable to meet its obligations in full with respect to the Notes.

         As of June 30, 1997, the aggregate amount of outstanding Senior Indebtedness was approximately $37,000,000. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Restricted Subsidiaries may incur, the amounts of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness or Indebtedness of Subsidiaries to which the Notes will be subordinated. The Indenture prohibits the incurrence by the Company of Indebtedness that is contractually subordinated in right of payment to any Senior Indebtedness of the Company and senior in right of payment to the Notes. As of June 30, 1997, there was $201,205,000 of Indebtedness of the Company that was contractually subordinated in right of payment to the Old Notes and there was no Indebtedness of the Company which was pari passu in right of payment with the Old Notes.

POSSIBLE SUBSIDIARY GUARANTEES OF THE NOTES

         In the event that certain of the Company's existing or future Restricted Subsidiaries issue or guarantee certain indebtedness, they will be required by the terms of the Indenture to jointly and severally guarantee the Notes on a senior subordinated basis. At the date hereof, no Subsidiary of the Company has issued or is required to issue a Subsidiary Guarantee and the Company does not intend to cause any Subsidiary to take any action that would require it to issue any Subsidiary Guarantee.

        Any Subsidiary that issues a Subsidiary Guarantee is herein called a Subsidiary Guarantor. Each Subsidiary Guarantor will guarantee, jointly and severally, to each Holder of Notes and the Trustee, the full and prompt performance of the Company's obligations under the Indenture and the Notes, including the payment of principal of (or premium, if any, on) and interest on the Notes pursuant to its Subsidiary Guarantee. The Subsidiary Guarantees will be subordinated to Guarantor Senior Indebtedness of the Subsidiary Guarantors to the same extent and in the same manner as the Notes are subordinated to Senior Indebtedness.

         The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities (including, but not limited to, Guarantor Senior Indebtedness) of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under a Subsidiary Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor (if any) in a pro rata amount based on the Adjusted Net Assets (as defined in the Indenture) of each Subsidiary Guarantor.

         Each Subsidiary Guarantor may consolidate with or merge into or sell, assign, convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety (or any portion thereof) to the Company or




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
another Subsidiary Guarantor without limitation, except to the extent any such transaction is subject to the covenants described below under the caption "-- Merger, Consolidation and Sale of Assets." Each Subsidiary Guarantor may consolidate with or merge into or sell, assign, convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety in one transaction or series of related transactions to a Person other than the Company or another Subsidiary Guarantor (whether or not affiliated with the Subsidiary Guarantor); provided, that (a) in the case of a merger or consolidation, if the surviving Person is not the Subsidiary Guarantor, such surviving Person or, in the case of a sale, assignment, conveyance, transfer, lease or other disposition, the transferee Person agrees to assume such Subsidiary Guarantor's Subsidiary Guarantee and all its obligations pursuant to the Indenture, except to the extent that the following paragraph would result in the release of such Subsidiary Guarantee and (b) such transaction does not
(i) violate any of the covenants described below under the caption "-- Certain Covenants" or in the Indenture or (ii) result in a Default or Event of Default immediately thereafter.

         The Subsidiary Guarantee of any Restricted Subsidiary may be released upon the terms and subject to the conditions described under paragraph (b) of the caption "-- Certain Covenants -- Limitation on Non-Guarantor Restricted Subsidiaries." Each Subsidiary Guarantor that is designated as an Unrestricted Subsidiary in accordance with the Indenture shall be released from its Subsidiary Guarantee and related obligations set forth in the Indenture for so long as it remains an Unrestricted Subsidiary.


         Although the Indenture does not contain any requirement that any Subsidiary execute and deliver a Subsidiary Guarantee, certain covenants described below require a Restricted Subsidiary in the future to execute and deliver a Subsidiary Guarantee prior to the issuance or guarantee of certain other Indebtedness. See "Certain Covenants -- Limitation on Non-Guarantor Restricted Subsidiaries" and "Limitation on other Senior Subordinated Indebtedness."

CERTAIN COVENANTS

         The Indenture contains, among others, the covenants described below.

         Limitation on Indebtedness. The Indenture provides that neither the Company nor any Restricted Subsidiary will create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of (collectively "incur") any Indebtedness (including any Acquired Indebtedness), other than Permitted Indebtedness and Permitted Subsidiary Indebtedness, as the case may be; provided, however, that the Company and its Restricted Subsidiaries that are Subsidiary Guarantors may incur additional Indebtedness if (i) the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness (and for which financial statements are available), taken as one period (at the time of such incurrence, after giving pro forma effect to: (A) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom as if such Indebtedness had been incurred and the application of such proceeds had occurred at the beginning of such four-quarter period; (B) the incurrence, repayment or retirement of any other Indebtedness (including Permitted Indebtedness and Permitted Subsidiary Indebtedness) by the Company or its Restricted Subsidiaries since the first day of such four-quarter period (including any other Indebtedness to be incurred concurrent with the incurrence of such Indebtedness) as if such Indebtedness had been incurred, repaid or retired at the beginning of such four-quarter period; and (C) notwithstanding clause (d) of the definition of Consolidated Net Income, the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any Person acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such four-quarter period, as if such acquisition or disposition had occurred at the beginning of such four-quarter period), would have been equal to at least 2.5 to 1.0 and (ii) no Default or Event of Default would occur or be continuing.

         Limitation on Restricted Payments. (a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, take any of the following actions (unless such action constitutes a Permitted Investment):

                 (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in shares of Qualified Capital Stock of the Company, options, warrants or other rights to purchase Qualified Capital Stock of the Company);

                 (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Restricted Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock; provided, however, that the Company may make any payment of the applicable redemption price in connection with a Qualified Redemption Transaction;


                 (iii) make any principal payment on or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, scheduled sinking fund payment or maturity, any Pari Passu Indebtedness or Subordinated Indebtedness, except in any case out of a Pari Passu Offer or a Net Proceeds Deficiency (each as defined in "-- Limitation on Disposition of Proceeds of Asset Sales") pursuant to the provisions of the Indenture described under the caption "-- Limitation on Disposition of Proceeds of Asset Sales" and except upon a Change of Control or similar event required by the indenture or other agreement or instrument pursuant to which such Pari Passu Indebtedness or Subordinated Indebtedness was issued, provided the Company is then obligated to make a Change of Control Offer in compliance with the covenant described below under "-- Change of Control;" provided, however, that the Company may make any payment of the applicable redemption price in connection with a Qualified Redemption Transaction;

                 (iv) declare or pay any dividend on, or make any distribution to the holders of, any shares of Capital Stock of any Restricted Subsidiary of the Company (other than to the Company or any of its Wholly Owned Restricted Subsidiaries) or purchase, redeem or otherwise acquire or retire for value any Capital Stock of any Restricted Subsidiary (other than a Wholly Owned Restricted Subsidiary) or any options, warrants or other rights to acquire any such Capital Stock (other than with respect to any such Capital Stock held by the Company or any Wholly Owned Restricted Subsidiary of the Company);

                 (v) make any Investment; or

                 (vi) in connection with the acquisition of any property or asset by the Company or its Restricted Subsidiaries after the date of the Indenture, which property or asset would secure or be subject to any Production Payment obligations of the Company or its Restricted Subsidiaries, make any investment (of cash, property or other assets) in such property or asset so acquired in addition to the amount of Indebtedness (including Production Payment obligations) incurred by the Company or its Restricted Subsidiaries in connection with such acquisition;

(such payments or other actions described in (but not excluded from) clauses
(i) through (vi) are collectively referred to as "Restricted Payments"), unless at the time of and after giving effect to the proposed Restricted Payment (with the amount of any such Restricted Payment, if other than cash, being the amount determined by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution), (1) no Default or Event of Default shall have occurred and be continuing, (2) the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in accordance with the covenant described above under the caption " -- Limitation on Indebtedness" and
(3) the aggregate amount of all Restricted Payments declared or made after the date of the Indenture shall not exceed the sum (without duplication) of the following:

                 (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the first month after the date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss), plus

                 (B) the aggregate net cash proceeds received after the date of the Indenture by the Company as capital contributions to the Company (other than from any Restricted Subsidiary), plus

                 (C) the aggregate net cash proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Restricted Subsidiaries) of shares of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such shares of Qualified Capital Stock of the Company, plus

                 (D) the aggregate net cash proceeds received after the date of the Indenture by the Company (other than from any of its Restricted Subsidiaries) upon the exercise of any options, warrants or rights to purchase shares of Qualified Capital Stock of the Company, plus

                 (E) the aggregate net cash proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Restricted Subsidiaries) of debt securities or shares of Redeemable Capital Stock that have been converted into or exchanged for Qualified Capital Stock of the Company to the extent such debt securities were originally sold for cash, together with the aggregate cash received by the Company at the time of such conversion or exchange, plus

                 (F) to the extent not otherwise included in the Company's Consolidated Net Income, the net reduction in Investments in Affiliates and Unrestricted Subsidiaries resulting from the payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or a Restricted Subsidiary after the date of the Indenture from any Affiliate or Unrestricted Subsidiary or from the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of "Investment"), not to exceed in the case of any Affiliate or Unrestricted Subsidiary the total amount of Investments (other than Permitted Investments) in such Affiliate or Unrestricted Subsidiary made by the Company and its Restricted Subsidiaries in such Affiliate or Unrestricted Subsidiary after the date of the Indenture, plus

                 (G) $15,000,000.

         (b) Notwithstanding paragraph (a) above, the Company and its Restricted Subsidiaries may take the following actions so long as (in the case of clauses (ii), (iii) and (iv) below) no Default or Event of Default shall have occurred and be continuing:

                 (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph (a) above (and such payment shall be deemed to have been paid on such date of declaration for purposes of any calculation required by the provisions of paragraph
         (a) above);

                 (ii) the repurchase, redemption or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Restricted Subsidiary, in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issue and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company;

                 (iii) the purchase, redemption, repayment, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for or out of the aggregate net cash proceeds of a substantially concurrent issue and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company;

                 (iv) the purchase, redemption, repayment, defeasance or other acquisition or retirement for value of Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent incurrence (other than to a Restricted Subsidiary) of Subordinated Indebtedness of the Company so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount (or, if such Subordinated Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Subordinated Indebtedness being so purchased, redeemed, repaid, defeased, acquired or retired, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Subordinated Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of fees and expenses of the Company incurred in connection with such refinancing, (B) such new Subordinated Indebtedness is subordinated to the Notes at least to the same extent as such Subordinated Indebtedness so purchased, redeemed, repaid, defeased, acquired or retired, (C) such new Subordinated Indebtedness has an Average Life to Stated Maturity that is longer than the Average Life to Stated Maturity of the Notes and such new Subordinated Indebtedness has a Stated Maturity for its final scheduled principal payment that is at least 91 days later than the Stated Maturity for the final scheduled principal payment of the Notes; and

                 (v) repurchases, acquisitions or retirements of shares of Qualified Capital Stock of the Company deemed to occur upon the exercise of stock options or similar rights issued under employee benefit plans of the Company if such shares represent all or a portion of the exercise price or are surrendered in connection with satisfying any Federal income tax obligation.

         The actions described in clauses (i), (ii) and (iii) of this paragraph
(b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph
(a) (provided, that any dividend paid pursuant to clause (i) of this paragraph
(b) shall reduce the amount that would otherwise be available under clause (3) of paragraph (a) when declared, but not also when subsequently paid pursuant to such clause (i)), and the actions described in clauses (iv) and (v) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph
(a).

         (c) In computing Consolidated Net Income of the Company under paragraph (a) above, (i) the Company shall use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period and (ii) the Company shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Company that are available on the date of determination. If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Net Income of the Company for any period.

         Limitation on Issuances and Sales of Restricted Subsidiary Capital Stock. The Indenture provides that the Company (a) will not permit any Restricted Subsidiary to issue any Preferred Stock (other than to the Company or a Wholly Owned Restricted Subsidiary) and (b) will not permit any Person (other than the Company and/or one or more Wholly Owned Restricted Subsidiaries) to own any Capital Stock of any Restricted Subsidiary; provided, however, that this covenant shall not prohibit (i) the issuance and sale of all, but not less than all, of the issued and outstanding Capital Stock of any Restricted Subsidiary owned by the Company or any of its Restricted Subsidiaries in compliance with the other provisions of the Indenture, (ii) the ownership by directors of directors' qualifying shares, (iii) the ownership by any Person of Capital Stock of a Restricted Subsidiary that was owned by a Person at the time such Restricted Subsidiary became a Restricted Subsidiary or acquired by a Person in connection with the formation of the Restricted Subsidiary (including, in each case, any Capital Stock issued as a result of a stock split, a dividend of shares of Capital Stock to holders of such Capital Stock, a recapitalization affecting such Capital Stock or similar event) and
(iv) the ownership by any Person of Capital Stock of any Foreign Subsidiary so long as none of the Capital Stock of that Subsidiary has been issued in a public offering.

         Limitation on Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or the rendering of any services) with, or for the benefit of, any Affiliate of the Company other than a Restricted Subsidiary (each, other than a Restricted

Subsidiary, being an "Interested Person"), unless (a) such transaction or series of transactions is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that would be available in a comparable arm's length transaction with unrelated third parties who are not Interested Persons, or, in the event no comparable transaction with an unrelated third party who is not an Interested Person is available, on terms that are fair from a financial point of view to the Company or such Restricted Subsidiary, as the case may be, (b) with respect to any one transaction or series of related transactions involving aggregate payments in excess of $10,000,000, the Company delivers an Officers' Certificate to the Trustee certifying that such transaction or series of transactions complies with clause
(a) above and such transaction or series of transactions has been approved by the Board of Directors and (c) with respect to any one transaction or series of related transactions involving aggregate payments in excess of $20,000,000, the Officers' Certificate referred to in clause (b) above also includes a certification that such transaction or series of transactions has been approved by a majority of the Disinterested Directors (either of the full Board of Directors or, in the case of action by a committee thereof, of such committee) or, in the event there are no such Disinterested Directors, that the Company has obtained a written opinion from an independent nationally recognized investment banking firm or appraisal firm, in either case specializing or having a specialty in the type and subject matter of the transaction or series of related transactions at issue, which opinion shall be to the effect set forth in clause (a) above; provided, however, that this covenant will not restrict the Company from (i) paying reasonable and customary regular compensation and fees to directors of the Company who are not employees of the Company or any Restricted Subsidiary, (ii) paying dividends on, or making distributions with respect to, shares of Capital Stock of the Company on a pro rata basis to the extent permitted by the covenant described above under the caption "-- Limitation on Restricted Payments," (iii) making Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "-- Limitation on Restricted Payments," (iv) making loans or advances to officers, directors and employees of the Company or any Restricted Subsidiary in the ordinary course of business and consistent with customary practices in the Oil and Gas Business in an aggregate amount not to exceed $1,000,000 outstanding at any one time, (v) making any indemnification or similar payment to any director or officer (A) in accordance with the corporate charter or bylaws of the Company or any Restricted Subsidiary, (B) under any agreement or (C) under applicable law and (vi) fulfilling obligations of the Company or any Restricted Subsidiary under employee compensation and other benefit arrangements entered into or provided for in the ordinary course of business.

         Limitation on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume, affirm or suffer to exist or become effective any Lien of any kind, except for Permitted Liens, on or with respect to any of its property or assets (including any intercompany notes), whether owned at the date of the Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (a) in the case of any Lien securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien and (b) in the case of any other Lien, the Notes are directly secured equally and ratably with the obligation or liability secured by such Lien. The incurrence of additional secured Indebtedness by the Company or any Restricted Subsidiary is subject to further limitations on the incurrence of Indebtedness as described above under the caption "-- Limitation on Indebtedness."

         Change of Control. Upon the occurrence of a Change of Control, the Company shall be obligated to make an offer to purchase all of the then outstanding Notes (a "Change of Control Offer"), and shall purchase, on a business day (the "Change of Control Purchase Date") not more than 75 nor less than 30 days following the Change of Control, all of the then outstanding Notes validly tendered pursuant to such Change of Control Offer at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Company's obligations to make a Change of Control Offer may not be waived without the consent of the requisite Holders. The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Purchase Date.

         In order to effect such Change of Control Offer, the Company shall, not later than the 30th day after the Change of Control, mail to each Holder of a Note a notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that Holders of the Notes must follow to accept the Change of Control Offer.

         If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes delivered by Holders of the Notes seeking to accept the Change of Control Offer. If on a Change of Control Purchase Date the Company does not have available funds sufficient to pay the Change of Control Purchase Price or is prohibited from purchasing the Notes, an Event of Default will occur under the Indenture.

         Moreover, the definition of Change of Control includes a phrase relating to the sale of other disposition of the Company's properties and assets "substantially as an entirety." Although there is a developing body of case law interpreting phrases such as "substantially as an entirety," there is no precise established definition of such phrases under applicable law. Accordingly, the ability of a Holder of the Notes to require the Company to repurchase such Notes as a result of a sale or other disposition of less than all of the properties and assets of the Company on a consolidated basis to another Person or related group of Persons may be uncertain.

         The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer at the same purchase price, at the same times and otherwise in substantial compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

         The Company intends to comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, if applicable, in the event that a Change of Control occurs and the Company is required to purchase Notes as described above. The existence of a Holder's right to require, subject to certain conditions, the Company to repurchase its Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes, or results in, a Change of Control.

         Limitation on Disposition of Proceeds of Asset Sales. (a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets and properties sold or otherwise disposed of pursuant to the Asset Sale (as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution) and (ii) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, in respect of such Asset Sale consists of cash, Cash Equivalents and/or the assumption by the purchaser of liabilities of the Company (other than liabilities of the Company that are by their terms subordinated to the Notes) or any Restricted Subsidiary as a result of which the Company and its remaining Restricted Subsidiaries are no longer liable.

         (b) If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company may either (i) apply the Net Cash Proceeds thereof to reduce Senior Indebtedness, to reduce Guarantor Senior Indebtedness or to reduce Indebtedness of any Restricted Subsidiary incurred pursuant to clause (m) of the definition of Permitted Subsidiary Indebtedness, provided, if any such Senior Indebtedness, Guarantor Senior Indebtedness or Permitted Subsidiary Indebtedness has been incurred under any revolving credit facility, that the related commitment to lend or the amount available to be reborrowed under such facility is also reduced, or (ii) invest all or any part of the Net Cash Proceeds thereof, within 365 days after such Asset Sale, in properties and assets which replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the business of the Company or its Restricted Subsidiaries, as the case may be ("Replacement Assets"). The amount of such Net Cash Proceeds not applied or invested as provided in this paragraph constitutes "Excess Proceeds."

         (c) When the aggregate amount of Excess Proceeds equals or exceeds $15,000,000, the Company shall make an offer to purchase, from all Holders of the Notes and any then outstanding Pari Passu Indebtedness required to be repurchased or repaid on a permanent basis in connection with an Asset Sale, an aggregate principal amount of Notes and any then outstanding Pari Passu Indebtedness equal to such Excess Proceeds as follows:

                 (i) (A) the Company shall make an offer to purchase (a "Net Proceeds Offer") from all Holders of the Notes in accordance with the procedures set forth in the Indenture the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the "Payment Amount") equal to the product of such Excess Proceeds, multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and such Pari Passu Indebtedness, if any (subject to proration in the event such amount is less than the aggregate Offered Price (as defined below) of all Notes tendered), and (B) to the extent required by such Pari Passu Indebtedness and provided there is a permanent reduction in the principal amount of such Pari Passu Indebtedness, the Company shall make an offer to purchase Pari Passu Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Indebtedness Amount") equal to the excess of the Excess Proceeds over the Payment Amount.

                 (ii) The offer price for the Notes shall be payable in cash in an amount equal to 100% of the principal amount of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest, if any, to the date such Net Proceeds Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the Notes tendered pursuant to a Net Proceeds Offer is less than the Payment Amount relating thereto or the aggregate amount of the Pari Passu Indebtedness that is purchased or repaid pursuant to the Pari Passu Offer is less than the Pari Passu Indebtedness Amount (such shortfall constituting a "Net Proceeds Deficiency"), the Company may use such Net Proceeds Deficiency for general corporate purposes, subject to the limitations described above under the caption "-- Limitation on Restricted Payments."

                 (iii) If the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the Payment Amount, Notes to be purchased will be selected on a pro rata basis. Upon completion of such Net Proceeds Offer and Pari Passu Offer, the amount of Excess Proceeds shall be reset to zero.

The Company intends to comply with Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, if applicable, in the event that an Asset Sale occurs and the Company is required to purchase Notes as described above.

         The Credit Agreement may prohibit the Company from purchasing any Notes from Excess Proceeds. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions. In the event a Net Proceeds Offer occurs at a time when the Company is prohibited by the terms of any Senior Indebtedness from purchasing the Notes, the Company could seek the consent of the holders of such Senior Indebtedness to the purchase or could attempt to refinance such Senior Indebtedness. If the Company does not obtain such a consent or repay such Senior Indebtedness, the Company may remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and possibly a default under other agreements relating to Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes.

         Limitation on Non-Guarantor Restricted Subsidiaries. (a) The Indenture provides that the Company will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to guarantee the payment of any Indebtedness of the Company unless (i)(A) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of the Notes by such Restricted Subsidiary which Subsidiary Guarantee will be subordinated to Guarantor Senior Indebtedness (but no other Indebtedness) to the same extent that the Notes are subordinated to Senior Indebtedness and (B), with respect to any guarantee of Subordinated Indebtedness by a Restricted Subsidiary, any such guarantee shall be subordinated to such Restricted Subsidiary's Subsidiary Guarantee at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes;
(ii) such Restricted Subsidiary waives, and agrees not in any manner whatsoever to claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until such time as the obligations guaranteed thereby are paid in full; and (iii) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that such Subsidiary Guarantee has been duly executed and authorized and constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof (A) may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers and fraudulent conveyances), (B) is subject to general principles of equity and
(C) any implied covenant of good faith or fair dealing.

         (b) Notwithstanding the foregoing and the other provisions of the Indenture, each Subsidiary Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i)(A) any sale, exchange or transfer of all the Capital Stock in the applicable Subsidiary Guarantor owned by the Company and any Restricted Subsidiary or (B) any sale, assignment, conveyance, transfer, lease or other disposition of the properties and assets of such Subsidiary Guarantor substantially as an entirety, in each case, in a single transaction or series of related transactions to any Person that is not a Restricted Subsidiary (provided, that such transaction or series of transactions is not prohibited by the Indenture),
(ii) the merger or consolidation of such Subsidiary Guarantor with or into the Company or a Restricted Subsidiary (provided, that, in the case of a merger into or consolidation with a Restricted Subsidiary that is not then a Subsidiary Guarantor, the surviving Restricted Subsidiary assumes the Subsidiary Guarantee and that transaction or series of transactions is not prohibited by the Indenture) or (iii) the release or discharge of all guarantees by such Subsidiary Guarantor of Indebtedness other than the Note Obligations, except a discharge or release by or as a result of the payment of such Indebtedness by such Subsidiary Guarantor pursuant to its Subsidiary Guarantee.

         Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock to the Company or any Restricted Subsidiary, (b) pay any Indebtedness owed to the Company or any Restricted Subsidiary, (c) make an Investment in the Company or any Restricted Subsidiary or (d) transfer any of its properties or assets to the Company or any Restricted Subsidiary, except for such encumbrances or restrictions (i) pursuant to any agreement in effect or entered into on the date of the Indenture, (ii) pursuant to any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any other Person, or the properties or assets of any other Person, other than the Person, or the property or assets of the Person, so acquired, (iii) by reason of customary non-assignment provisions in leases and licenses entered into in the ordinary course of business, (iv) pursuant to capital leases and purchase money obligations for property leased or acquired in the ordinary course of business that impose restrictions of the nature described in clause (d) above on the property so leased or acquired, (v) pursuant to any merger agreements, stock purchase agreements, asset sale agreements and similar agreements limiting the transfer of properties and assets pending consummation of the subject transaction, (vi) pursuant to Permitted Liens which are customary limitations on the transfer of collateral, (vii) pursuant to applicable law, (viii) pursuant to agreements among holders of Capital Stock of any Restricted Subsidiary of the Company requiring distributions in respect of such Capital Stock to be made pro rata based on the percentage of ownership in and/or contribution to such Restricted Subsidiary or (ix) existing under any agreement that extends, renews, refinances or replaces the agreements containing the restrictions in the foregoing clauses (i) and (ii), provided, that the terms and conditions of any such restrictions are not materially less favorable to the Holders of the Notes than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced.

         Limitation on Other Senior Subordinated Indebtedness. The Indenture provides that the Company will not incur, directly or indirectly, any Indebtedness which is expressly subordinate or junior in right of payment in any respect to Senior Indebtedness unless such Indebtedness ranks pari passu in right of payment with the Notes, or is expressly subordinated in right of payment to the Notes.

         Reports. The Indenture requires that the Company (and the Subsidiary Guarantors, if applicable) file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15(d) of the Exchange
Act). The Company (and the Subsidiary Guarantors, if applicable) will also be required (a) to file with the Trustee, and provide to each holder of Notes, without cost to such holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the

Company (and the Subsidiary Guarantors, if applicable) would be required to file such reports and documents if the Company (and the Subsidiary Guarantors, if applicable) were so required and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to furnish at the Company's cost copies of such reports and documents to any holder of Notes promptly upon written request. The Company is obligated to make available, upon request, to any Holder of Notes the information required by Rule 144A(d)(4) under the Securities Act, during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act.

         Future Designation of Restricted and Unrestricted Subsidiaries. The foregoing covenants (including calculation of financial ratios and the determination of limitations on the incurrence of Indebtedness and Liens) may be affected by the designation by the Company of any existing or future Subsidiary of the Company as an Unrestricted Subsidiary. Generally, a Restricted Subsidiary includes any Subsidiary of the Company, whether existing on or after the date of the Indenture, unless the Subsidiary of the Company is designated as an Unrestricted Subsidiary pursuant to the terms of the Indenture. The definition of "Unrestricted Subsidiary" set forth below under the caption "-- Certain Definitions" describes the circumstances under which a Subsidiary of the Company may be designated as an Unrestricted Subsidiary by the Board of Directors.

MERGER, CONSOLIDATION AND SALE OF ASSETS, ETC.

         The Indenture provides that the Company will not, in any single transaction or series of related transactions, consolidate or merge with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of the properties and assets of the Company and its Restricted Subsidiaries substantially as an entirety on a consolidated basis to any Person, and the Company will not permit any Restricted Subsidiary to enter into any transaction or series of related transactions if such transaction or series of transactions would result in a sale, assignment, conveyance, transfer, lease or other disposition of the properties and assets of the Company and its Restricted Subsidiaries substantially as an entirety on a consolidated basis to any Person, unless at the time and after giving effect thereto (a) either (i) if the transaction or series of related transactions is a merger or consolidation, the Company shall be the surviving Person of such merger or consolidation, or (ii) the Person (if other than the Company) formed by such consolidation or into which the Company or such Restricted Subsidiary is merged or to which the properties and assets of the Company or such Restricted Subsidiary, as the case may be, are sold, assigned, conveyed, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume by a supplemental indenture to the Indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and, in each case, the Indenture shall remain in full force and effect; (b) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any Indebtedness not previously an obligation of Company or any of its Restricted Subsidiaries in connection with or as a result of such transaction or series of transactions as having been incurred at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; (c) except in the case of the consolidation or merger of any Restricted Subsidiary with or into the Company, immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Consolidated Net Worth of the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions; (d) except in the case of the consolidation or merger of (i) any Restricted Subsidiary with or into the Company or any Wholly Owned Restricted Subsidiary or (ii) the Company with or into any Person that has no Indebtedness outstanding, immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (on the assumption that the transaction or series of transactions occurred on the first day of the period of four fiscal quarters ending immediately prior to the consummation of such transaction or series of transactions, with the appropriate adjustments with respect to such transaction or series transactions being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described above under the caption " -- Limitation on Indebtedness;" (e) each Subsidiary Guarantor, unless it is the other party to the transactions or series of transactions described above, shall have by supplemental indenture to the Indenture confirmed that its Subsidiary Guarantee shall apply to such Person's obligations under the Indenture and the Notes; and (f) if any of the properties or assets of the Company or any Restricted Subsidiary would upon such transaction or series of transactions become subject to any Lien (other than a Permitted Lien), the creation and imposition of such Lien shall have been in compliance with the covenant described above under the caption "-- Limitation on Liens."

         In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture in respect thereto comply with the requirements under the Indenture and an Opinion of Counsel stating that the requirements of clause (a) of the preceding paragraph have been complied with. Upon any such consolidation or merger or any such sale, assignment, transfer, lease or other disposition substantially as an entirety on a consolidated basis of the properties and assets of the Company in accordance with the foregoing in which the Company is not the continuing Person, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if the Surviving Entity had been named as the Company therein, and thereafter the Company, except in the case of a lease, will be discharged from all obligations and covenants under the Indenture and the Notes.

EVENTS OF DEFAULT

         The following will be "Events of Default" under the Indenture:

                 (a) default in the payment of the principal of or premium, if any, on any of the Notes, whether such payment is due at maturity, upon redemption, upon repurchase pursuant to a Change of Control Offer or a Net Proceeds Offer, upon acceleration or otherwise; or

                 (b) default in the payment of any installment of interest on any of the Notes, when it becomes due and payable, and the continuance of such default for a period of 30 days; or

                 (c) default in the performance or breach of the provisions of the "Merger, Consolidation and Sale of Assets" section of the Indenture, the failure to make or consummate a Change of Control Offer in accordance with the provisions of the Indenture described under the caption " -- Change of Control" or the failure to make or consummate a Net Proceeds Offer in accordance with the provisions of the Indenture described under the caption " -- Limitation on Disposition of Proceeds of Asset Sales;" or

                 (d) the Company or any Subsidiary Guarantor shall fail to perform or observe any other term, covenant or agreement contained in the Notes, any Subsidiary Guarantee or the Indenture (other than a default specified in (a), (b) or (c) above) for a period of 45 days after written notice of such failure requiring the Company to remedy the same shall have been given (i) to the Company by the Trustee or
         (ii) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding; or

                 (e) the occurrence and continuation beyond any applicable grace period of any default in the payment of the principal of (or premium, if any, on) or interest on any Indebtedness of the Company (other than the Notes or any Non-Recourse Indebtedness) or any Restricted Subsidiary for money borrowed when due, or any other default causing acceleration of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary for money borrowed, provided, that the aggregate principal amount of such Indebtedness shall exceed $12,000,000; provided further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default under the Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree; or

                 (f) the commencement of proceedings, or the taking of any enforcement action (including by way of set-off), by any holder of at least $12,000,000 in aggregate principal amount of Indebtedness (other than Nonrecourse Indebtedness) of the Company or any Restricted Subsidiary, after a default under such Indebtedness, to retain in satisfaction of such Indebtedness or to collect or seize, dispose of or apply in satisfaction of such Indebtedness, property or assets of the Company or any Restricted Subsidiary having a fair market value (as determined by the Board of Directors) in excess of $12,000,000 individually or in the aggregate, provided, that if any such proceedings or actions are terminated or rescinded, or such Indebtedness is repaid, such Event of Default under the Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as (i) such rescission does not conflict with any judgment or decree and (ii) the holder of such Indebtedness shall not have applied any such property or assets in satisfaction of such Indebtedness; or

                 (g) any Subsidiary Guarantee shall for any reason cease to be, or be asserted by the Company or any Subsidiary Guarantor, as applicable, not to be, in full force and effect, enforceable in accordance with its terms (except pursuant to the release of any such Subsidiary Guarantee in accordance with the Indenture); or

                 (h) certain events giving rise to ERISA liability; or

                 (i) final judgments or orders rendered against the Company or any Restricted Subsidiary that are unsatisfied and that require the payment in money, either individually or in an aggregate amount, that is more than $12,000,000 over the coverage under applicable insurance policies and either (i) commencement by any creditor of an enforcement proceeding upon such judgment (other than a judgment that is stayed by reason of pending appeal or otherwise) or (ii) the occurrence of a 60-day period during which a stay of such judgment or order, by reason of pending appeal or otherwise, was not in effect; or

                 (j) the entry of a decree or order by a court having jurisdiction in the premises (i) for relief in respect of the Company or any Material Restricted Subsidiary in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (ii) adjudging the Company or any Material Restricted Subsidiary bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of the Company or a Material Restricted Subsidiary under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Material Restricted Subsidiary or of a substantial part of their consolidated assets, or ordering the winding up or liquidation of their affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

                 (k) the commencement by the Company or any Material Restricted Subsidiary of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by the Company or any Material Restricted Subsidiary to the entry of a decree or order for relief in respect thereof in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by the Company or any Material Restricted Subsidiary of a petition or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of any of the Company or any Material Restricted Subsidiary or of any substantial part of their consolidated assets, or the making by it of an assignment for the benefit of creditors under any such law.

         If an Event of Default (other than as specified in clause (j) or (k) above) shall occur and be continuing, the Trustee, by written notice to the Company, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued interest on all of the outstanding Notes due and payable immediately, upon which declaration all amounts payable in respect of the Notes shall be immediately due and payable. If an Event of Default specified in clause (j) or (k) above occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee or any Holder of Notes.

         After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company or any Subsidiary Guarantor has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel,
(ii) all overdue interest on all outstanding Notes, (iii) the unpaid principal of and premium, if any, on any Notes which have become due otherwise than by such declaration of acceleration, including any securities required to have been purchased on a Change of Control Date or Net Proceeds Date pursuant to a Change of Control Offer or a Net Proceeds Offer, as applicable, and interest thereon at the rate borne by the Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes which has become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the nonpayment of principal of, premium, if any, and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

         The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past defaults under the Indenture, except a default in the payment of the principal of (or premium, if any, on) or interest on any Note or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected thereby.

         No Holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless such Holder has previously given written notice to the Trustee of a continuing Event of Default, the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and offer of indemnity and the Trustee, within such 60-day period, has not received directions inconsistent with such written request by Holders of a majority in principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a Holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

         During the existence of an Event of Default, the Trustee is required to exercise such of the rights and powers vested in it under the Indenture, and use the same degree of care and skill in its exercise, as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of the Notes unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions in the Indenture relating to the rights of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

         If a Default or an Event of Default occurs and is known to the Trustee, the Trustee shall mail to each Holder of Notes notice of the Default or Event of Default within 60 days after the occurrence thereof in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice to the Holders of such Notes if and so long as the board of directors, the executive committee, or a trust committee of directors and/or responsible officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

         The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company and the Subsidiary Guarantors of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within ten days after any Default.

LEGAL DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

         The Company may, at its option and at any time, terminate the obligations of the Company and the Subsidiary Guarantors with respect to the outstanding Notes ("legal defeasance"). Such legal defeasance means that the Company and the Subsidiary Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (a) the rights of Holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, on and interest on such Notes when such payments are due, (b) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (c) the rights, powers, trusts, duties and immunities of the Trustee, and (d) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company and any Subsidiary Guarantor with respect to certain covenants that are set forth in the Indenture, some of which are described above under the caption " -- Certain Covenants," and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance").

         In order to exercise either legal defeasance or covenant defeasance,
(a) the Company or any Subsidiary Guarantor must irrevocably deposit, with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, on and interest on the outstanding Notes to redemption or maturity; (b) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred (in the case of legal defeasance, such opinion must refer to and be based upon a published ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (c) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (d) such legal defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest under the Indenture or the Trust Indenture Act with respect to any securities of the Company or any Subsidiary Guarantor; (e) such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which it is bound; and (f) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture to either legal defeasance or covenant defeasance, as the case may be, have been complied with and that no violations under agreements governing any other outstanding Indebtedness would result therefrom.

SATISFACTION AND DISCHARGE

         The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (a) either (i) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the serving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of (and premium, if any, on) and interest on the Notes to the date of deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, together with instructions from the Company irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (b) the Company has paid all other sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and that no violations under agreements governing any other outstanding Indebtedness would result therefrom.

AMENDMENTS AND WAIVERS

         From time to time, the Company and the Trustee may, without the consent of the Holders of the Notes, modify, amend or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act of 1939, provided that such change does not adversely affect the rights of any Holder of the Notes. Other modifications and amendments of the Indenture or the Notes may be made by the Company, the Subsidiary Guarantors and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of




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interest on any Note, (b) reduce the principal amount of (or the premium, if any, on) or interest on any Note, (c) change the place, coin or currency of payment of principal of (or the premium, if any, on) or interest on, any Note,
(d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of aggregate principal amount of outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults under the Indenture, (g) modify or amend any provisions of the Indenture relating to the modification and amendment of the Indenture or relating to the waiver of past defaults or covenants, except as otherwise specified, (h) modify or amend any provision of the Indenture relating to Subsidiary Guarantees in a manner adverse to the Holders or (i) modify or amend the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or to make and consummate the Net Proceeds Offer with respect to any Asset Sale or modify any of the provisions or definitions with respect thereto.

THE TRUSTEE

         Prior to a Default, the Trustee shall not be liable except for the performance of such duties as are specifically set out in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture, and use the same degree of care and skill in its exercise, as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs.

         The Indenture and provisions of the Trust Indenture Act of 1939, as amended, contains limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict or resign.

GOVERNING LAW

         The Indenture, the Notes and the Subsidiary Guarantees provide that they will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

BOOK-ENTRY, DELIVERY AND FORM

         Except as set forth in the next paragraph, the Old Notes were issued, and the Exchange Notes will be issued, in the form of one or more global Notes (the "Global Notes"). The Global Notes will be deposited on the original date of issuance of the Notes with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. The interest of "qualified institutional buyers" ("QIBs") in the Global Notes are represented through financial institutions acting on their behalf as direct or indirect participants of DTC.

         Old Notes (a) originally purchased by or transferred to an institutional "accredited investor" within the meaning of subparagraph (a)(1),
(2), (3) or (7) of Rule 501 under the Securities Act (each an "Institutional Accredited Investor") who are not QIBs or (b) held by QIBs who elect to take physical delivery of their certificates instead of holding their interest the Global Notes (and which are thus ineligible to trade through DTC) will be represented by certificates in definitive form registered in the names of such investors or their nominees ("Certificated Securities"). Upon the transfer of Certificated Securities to a QIB, such Certificated Securities will, unless the transferee requests otherwise or the Global Notes have previously been exchanged in whole for Certificated Securities, be exchanged for an interest in the Global Notes.

         Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

         So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC (in addition to those under the Indenture referred to herein).

         Payments on Global Notes will be made to DTC or its nominee, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC or its nominee, upon receipt of any payment in respect of a Global Note representing any Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.





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
         Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants (as defined below) and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.

         DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the Commission. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED SECURITIES

         Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Notes in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). In addition, if (a) DTC or any successor depositary (the "Depositary") notifies the Company in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (b) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the registered owner or holder of a Global Note (a "Global Note Holder") of its Global Note, Notes in such form will be issued to each Person that such Global Note Holder and the Depositary identify as the beneficial owner of the related Notes.

         Neither the Company nor the Trustee will be liable for any delay by the related Global Note Holder or the Depositary in identifying the beneficial owners of the related Notes, and each such Person may conclusively rely on, and will be protected in relying on, instructions from such Global Note Holder or of the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

CERTAIN DEFINITIONS

         "Acquired Indebtedness" means Indebtedness of a Person (a) assumed in connection with an Asset Acquisition from such Person, (b) outstanding at the time such Person becomes a Subsidiary of any other Person (other than any Indebtedness incurred in connection with, or in contemplation of, such Asset Acquisition or such Person becoming such a Subsidiary) or (c) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by the Company of any Indebtedness described in clause (a) or (b) of this definition, including any successive refinancings, so long as (i) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing,
(ii) in the case of any refinancing of Subordinated Indebtedness, such new Indebtedness is made subordinate to the Notes at least to the same extent as the Indebtedness being refinanced and (iii) such new Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity later than the final Stated Maturity of the Notes.

         "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, (a) the sum of (i) discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated by a nationally recognized firm of independent petroleum engineers in a reserve report prepared as of the end of the Company's most recently completed fiscal year, as increased by, as of the date of determination, the estimated discounted future net revenues from (A) estimated proved oil and gas reserves acquired since the date of such year-end reserve report, and (B) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and




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
decreased by, as of the date of determination, the estimated discounted future net revenues from (C) estimated proved oil and gas reserves produced or disposed of since the date of such year-end reserve report and (D) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided, that in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company's petroleum engineers, except that in the event there is a Material Change as a result of such acquisitions, dispositions or revisions, then the discounted future net revenues utilized for purposes of this clause (a)(i) shall be confirmed in writing by a nationally recognized firm of independent petroleum engineers, (ii) the capitalized costs that are attributable to oil and gas properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements,
(iii) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (iv) the greater of (A) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements or (B) the appraised value, as estimated by independent appraisers, of other tangible assets (including, without duplication, Investments in unconsolidated Restricted Subsidiaries) of the Company and its Restricted Subsidiaries, as of the date no earlier than the date of the Company's latest audited financial statements, minus (b) the sum of
(i) minority interests (other than a minority interest in a Subsidiary that is a business trust or similar entity formed for the primary purpose of issuing preferred securities the proceeds of which are loaned to the Company or a Restricted Subsidiary), (ii) any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements, (iii) to the extent included in (a)(i) above, the discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices utilized in the Company's year-end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto and (iv) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (a)(i) above, would be necessary to fully satisfy the payment obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto. If the Company changes its method of accounting from the successful efforts method to the full cost method or a similar method of accounting, "Adjusted Consolidated Net Tangible Assets" will continue to be calculated as if the Company were still using the successful efforts method of accounting.

         "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of this definition, beneficial ownership of 10% or more of the voting common equity (on a fully diluted basis) or options or warrants to purchase such equity (but only if exercisable at the date of determination or within 60 days thereof) of a Person shall be deemed to constitute control of such Person. No Person shall be deemed an Affiliate of an oil and gas royalty trust solely by virtue of ownership of units of beneficial interest in such trust.

         "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or any Restricted Subsidiary shall be merged with or into the Company or any Restricted Subsidiary or (b) the acquisition by the Company or any Restricted Subsidiary of the properties and assets of any Person which constitute all or substantially all of the properties and assets of such Person or any division or line of business of such Person.

         "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition to any Person other than the Company or any of its Restricted Subsidiaries (including by means of a Sale/Leaseback Transaction or by way of merger or consolidation) (collectively, for purposes of this definition, a "transfer"), directly or indirectly, in one or a series of related transactions, of (a) any Capital Stock of any Restricted Subsidiary held by the Company or any Restricted Subsidiary; (b) the properties and assets of any division or line of business of the Company or any of its Restricted Subsidiaries substantially as an entirety; or (c) any other properties or assets of the Company or any of its Restricted Subsidiaries other than a disposition of hydrocarbons or other mineral products in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include (i) any transfer of properties or assets that is governed by, and made in accordance with, the provisions described under the caption "-- Merger, Consolidation and Sale of Assets;" (ii) any transfer of properties or assets to any Person, if permitted under the provisions described under the caption "-- Limitation on Restricted Payments;" (iii) any trade or exchange of properties and assets used in the Oil and Gas Business of the Company or any Restricted Subsidiary or shares of Capital Stock in any Person in the Oil and Gas Business owned by the Company or any Restricted Subsidiary for properties and assets used in the Oil and Gas Business of any Person or shares of Capital Stock in any Person owned or held by another Person, provided, that (A) the fair market value of the properties, assets and shares traded or exchanged by the Company or such Restricted Subsidiary (including any cash or Cash Equivalents, not to exceed 15% of such fair market value, to be delivered by the Company or such Restricted Subsidiary) is reasonably equivalent to the fair market value of the properties, assets and shares of Capital Stock (together with any cash or Cash Equivalents, not to exceed 15% of such fair market value) to be received by the Company or such Restricted Subsidiary as determined in good faith by (x) any officer of the Company if such fair market value is less than $5,000,000 and
(y) the Board of Directors of the Company as certified by a certified resolution delivered to the Trustee if such fair market value is equal to or in excess of

$5,000,000; provided, that if such fair market value is equal to or in excess of $10,000,000 the Company shall deliver a written appraisal by a nationally recognized investment banking firm or appraisal firm, in each case specializing or having a speciality in oil and gas properties, and (B) such exchange is approved by a majority of the Disinterested Directors; or (iv) any transfer of properties or assets in a single transaction or series of related transactions having a fair market value of less than $5,000,000.

         "Attributable Indebtedness" means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term thereof, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates thereof to such date of determination at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the "net amount of rent" under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

         "Average Life" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (a) the sum of the products of (i) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund or mandatory redemption payment requirements) of such Indebtedness multiplied by (ii) the amount of each such principal payment by (b) the sum of all such principal payments.

         "Board of Directors" means, (a) with respect to the Company, either the board of directors of the Company or any properly constituted committee thereof that is (i) authorized to take the action in question and (ii) comprised of members, a majority of whom are not officers or employees of the Company or any Subsidiary of the Company, and (b) with respect to any Restricted Subsidiary, the board of directors of that Restricted Subsidiary or any properly constituted committee thereof that is authorized to take the action in question.

         "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into such an equity interest in such Person.

         "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

         "Cash Equivalents" means (a) any evidence of Indebtedness with a maturity of 365 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof), (b) demand and time deposits and certificates of deposit or acceptances with a maturity of 365 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $100,000,000 or any commercial bank organized under the laws of any country other than the United States of America that is a member of the Organization for Economic Cooperation and Development ("OECD") and has total assets in excess of $100,000,000, (c) commercial paper with a maturity of 365 days or less issued by a Person that is not an Affiliate of the Company and is organized under the laws of any state of the United States of America or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody's (or, if at any time neither S&P nor Moody's shall be rating such obligations, then from such other rating service as may be acceptable to the Trustee), (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (a) above entered into with any commercial bank meeting the specifications of clause (b) above, (e) overnight bank deposits and bankers' acceptances at any commercial bank meeting the qualifications specified in clause (b) above, and
(f) investments in money market mutual or similar funds which have assets in excess of $500,000,000.

         "Change of Control" means the occurrence of any of the following events: (a) the Company's properties and assets are sold or otherwise disposed of substantially as an entirety on a consolidated basis to any Person or related group of Persons in any one transaction or a series of related transactions; (b) there shall be consummated any consolidation or merger of the Company (i) in which the Company is not the continuing or surviving Person (other than a consolidation or merger with a wholly owned Subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same number of shares of Common Stock of such Subsidiary) or (ii) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the Common Stock of the continuing or surviving Person immediately after such consolidation or merger; or (c) any Person or any Persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act (other than the Company, any Subsidiary of the Company, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic dividend reinvestment plan or any substantially similar plan of the Company or any Subsidiary of the Company or any Person holding securities of the Company for or pursuant to the terms of any such employee benefit plan), together with any Affiliates thereof, shall acquire beneficial ownership (as defined in Rule
13d-3 under the Exchange Act) of at least 50% of the Voting Stock of the Company.

         "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

         "Consolidated Fixed Charge Coverage Ratio" means, for any period, the ratio of (a) the sum of Consolidated Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income, in each case, for such period, of the Company and its Restricted Subsidiaries on a consolidated basis, all determined in accordance with GAAP, decreased (to the extent included in determining Consolidated Net Income) by the sum of (i) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (ii) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments, to (b) the sum of such Consolidated Interest Expense for such period; provided, that (A) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness required to be computed on a pro forma basis in accordance with clause (i) of the covenant described under the caption "-- Limitation on Indebtedness" and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period, (B) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility required to be computed on a pro forma basis in accordance with clause
(i) of the covenant described under the caption "-- Limitation on Indebtedness" shall be computed based upon the average daily balance of such Indebtedness during the applicable period, provided, that such average daily balance shall be reduced by the amount of any repayment of Indebtedness under a revolving credit facility during the applicable period, which repayment permanently reduced the commitments or amounts available to be reborrowed under such facility, (C) notwithstanding clauses (A) and (B) of this proviso, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements and (D) in making such calculation, Consolidated Interest Expense shall exclude interest attributable to Dollar-Denominated Production Payments.

         "Consolidated Income Tax Expense" means, for any period, the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

         "Consolidated Interest Expense" means, for any period, without duplication, the sum of (a) the interest expense of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (i) any amortization of debt discount, (ii) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (iii) the interest portion of any deferred payment obligation, (iv) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (v) all accrued interest, in each case to the extent attributable to such period, (b) to the extent any Indebtedness of any Person (other than the Company or a Restricted Subsidiary) is guaranteed by the Company or any Restricted Subsidiary, the aggregate amount of interest paid or accrued by such other Person during such period attributable to any such Indebtedness, in each case to the extent attributable to that period, (c) the aggregate amount of the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP and (d) the aggregate amount of dividends paid or accrued on Redeemable Capital Stock or Preferred Stock of the Company and its Restricted Subsidiaries, to the extent such Redeemable Capital Stock or Preferred Stock is owned by Persons other than Restricted Subsidiaries.

         "Consolidated Net Income" means, for any period, the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted by excluding (a) net after-tax extraordinary gains or losses (less all fees and expenses relating thereto),
(b) net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales, (c) the net income (or net loss) of any Person (other than the Company or any of its Restricted Subsidiaries), in which the Company or any of its Restricted Subsidiaries has an ownership interest, except to the extent of the amount of dividends, interest on indebtedness or other distributions actually paid to the Company or its Restricted Subsidiaries in cash by such other Person during such period (regardless of whether such cash dividends, interest on indebtedness or other distributions is attributable to net income (or net loss) of such Person during such period or during any prior period), (d) net income (or net loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (e) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (f) income resulting from transfers of assets received by the Company or any Restricted Subsidiary from an Unrestricted Subsidiary and (g) any write-downs of non-current assets; provided, however, that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred.

         "Consolidated Net Worth" means, at any date, the consolidated stockholders' equity of the Company less the amount of such stockholders' equity attributable to Redeemable Capital Stock or treasury stock of the Company and its Restricted Subsidiaries, as determined in accordance with GAAP.





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
         "Consolidated Non-cash Charges" means, for any period, the aggregate depreciation, depletion, amortization, impairment and other non-cash expenses of the Company and its Restricted Subsidiaries reducing Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP (excluding any such non-cash charge which requires an accrual of or reserve for cash charges for any future period).

         "Credit Agreement" means the Amended and Restated Credit Agreement dated June 1, 1995 (which has been further amended and restated effective August 1, 1997) among the Company and Bank of Montreal and Banque Paribas, as co-agents, and the other banks specified therein, including any notes and guarantees executed in connection therewith, as such agreement may be amended, modified, supplemented, extended, restated, replaced (including replacement after the termination of such agreement), restructured, increased, renewed or refinanced from time to time in one or more credit agreements, loan agreements, instruments or similar agreements, whether or not with the same lenders or agents, as such may be further amended, modified, supplemented, extended, restated, replaced (including replacement after the termination of such agreement), restructured, increased, renewed or refinanced from time to time.

         "Credit Agreement Obligations" means all monetary obligations of every nature of the Company or a Restricted Subsidiary, including without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities, from time to time owed to the lenders or any agent under or in respect of the Credit Agreement.

         "Default" means any event, act or condition that is, or after notice or passage of time or both would be, an Event of Default.

         "Designated Senior Indebtedness" means (a) all Senior Indebtedness constituting Credit Agreement Obligations and (b) any other Senior Indebtedness which (i) at the time of incurrence equals or exceeds $10,000,000 in aggregate principal amount and (ii) is specifically designated by the Company in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" for purpose of the Indenture.

         "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors is required to deliver its resolution under the Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest (other than an interest arising solely from the beneficial ownership of Capital Stock of the Company) in or with respect to such transaction or series of transactions.

         "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

         "Event of Default" has the meaning set forth above under the caption "Events of Default."

         "Foreign Subsidiary" means (a) any Restricted Subsidiary engaged in the Oil and Gas Business having the majority of its operations outside the United States of America, irrespective of its jurisdiction of organization, and
(b) any other Restricted Subsidiary whose assets (excluding any cash and Cash Equivalents) consist exclusively of Capital Stock or Indebtedness of one or more Restricted Subsidiaries described in clause (a) of this definition.

         "GAAP" means generally accepted accounting principles, consistently applied, that are set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable as of the date of the Indenture.

         "guarantee" means, as applied to any obligation, (a) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (b) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of nonperformance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit. When used as a verb, "guarantee" shall have a corresponding meaning.

         "Guarantor Senior Indebtedness" means all Indebtedness of a Subsidiary Guarantor created, incurred, assumed or guaranteed by such Subsidiary Guarantor (and all renewals, substitutions, refinancings or replacements thereof) (including the principal of, interest on and fees, premiums, expenses (including costs of collection), indemnities and other amounts payable in connection with such Indebtedness) (and including, in the case of the Credit Agreement, interest accruing after the filing of a petition by or against such Subsidiary Guarantor under any bankruptcy law, in accordance with and at the rate, including any default rate, specified with respect to such Indebtedness, whether or not a claim for such interest is allowed as a claim after such filing in any proceeding under such bankruptcy law), unless the instrument governing such Indebtedness expressly provides that such Indebtedness is not senior in right of payment to its Subsidiary Guarantee. Notwithstanding the foregoing, Guarantor Senior Indebtedness of a Subsidiary Guarantor will not include (a) Indebtedness of such Subsidiary Guarantor evidenced by its Subsidiary Guarantee, (b) Indebtedness of such Subsidiary Guarantor that is expressly subordinated or junior in right of payment to any Guarantor Senior Indebtedness of such Subsidiary Guarantor or its Subsidiary Guarantee, (c) Indebtedness which, when incurred and without respect to any election under
Section 1111(b) of Title 11 United States Code, is by its terms without recourse to such Subsidiary Guarantor or Non-Recourse Indebtedness, (d) any repurchase, redemption or other obligation in respect of Redeemable Capital Stock of such Subsidiary Guarantor, (e) to the extent it might constitute Indebtedness, any liability for federal, state, local or other taxes owed or owing by such Subsidiary Guarantor, (f) Indebtedness of such Subsidiary Guarantor to the Company or any of the Company's other Subsidiaries or any other Affiliate of the Company or any of such Affiliate's Subsidiaries and (g) that portion of any Indebtedness of such Subsidiary Guarantor which at the time of issuance is issued in violation of the Indenture (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (g) if the holder(s) of such Indebtedness or their representative or such Subsidiary Guarantor shall have furnished to the Trustee an Opinion of Counsel, addressed to the Trustee (which counsel may, as to matters of fact, rely upon a certificate of such Subsidiary Guarantor) to the effect that the incurrence of such Indebtedness does not violate the provisions of such Indenture); provided, that the foregoing exclusions shall not affect the priorities of any Indebtedness arising solely by operation of law in any case or proceeding or similar event described in clause (a), (b) or (c) of the second paragraph described under the caption "-- Subordination."

         "Hedging Obligations" means obligations of any Person arising out of hedging transactions entered into in the ordinary course of business, including, without limitation, swaps, options, forward sales and futures contracts entered into in connection with interest rates, currencies and energy-related commodities.

         "Holder" means a Person in whose name a Note is registered in the Note Register.

         "Indebtedness" means, with respect to any Person, without duplication,
(a) all liabilities of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade accounts payable and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit, bankers' acceptance or other similar credit transaction and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, now or hereafter outstanding, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (c) all Indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such Person, (e) the Attributable Indebtedness (in excess of any related Capitalized Lease Obligations) related to any Sale/Leaseback Transaction of such Person, (f) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (g) all guarantees by such Person of Indebtedness referred to in this definition (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment), (h) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends, (i) all obligations of such Person under or in respect of currency exchange contracts and Interest Rate Protection Obligations and (j) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of such Person of the types referred to in clauses (a) through (i) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock, provided, however, that if such Redeemable Capital Stock is not at the date of determination permitted or required to be repurchased, the "maximum fixed repurchase price" shall be the book value of such Redeemable Capital Stock. Subject to clause (g) of the first sentence of this definition, neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

         "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and includes, without limitation, interest rate swaps, caps, floors, collars and similar agreements or arrangements designed to protect against or manage such Person's and any of its Subsidiaries' exposure to fluctuations in interest rates.

         "Investment" means, with respect to any Person, any direct or indirect advance, loan, guarantee of Indebtedness or other extension of credit or capital contribution to (by means of any transfer of cash or other property or assets to others or any payment for property, assets or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities (including derivatives) or evidences of Indebtedness issued by, any other Person. In addition, the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by the Company in such Unrestricted Subsidiary at such time. "Investments" shall exclude (a) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (b) Interest Rate Protection Obligations entered into in the ordinary course of business or as required by any Permitted

Indebtedness, Permitted Subsidiary Indebtedness or any Indebtedness incurred in compliance with the covenant described above under the caption "-- Limitation on Indebtedness," but only to the extent that the notional principal amount of such Interest Rate Protection Obligations does not exceed 105% of the principal amount of such Indebtedness to which such Interest Rate Protection Obligations relate and (c) bonds, notes, debentures or other securities received in compliance with the covenant described under the caption "-- Limitation on Disposition of Proceeds of Asset Sales."

         "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon or with respect to any property of any kind; provided, however, "Lien" shall not include rights created in a third Person in connection with the creation by the Company or a Subsidiary of a Production Payment. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

         "Material Change" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 50% during a fiscal quarter in the estimated discounted future net cash flows from proved oil and gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (a) (i) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change: (i) any acquisitions during the quarter of oil and gas reserves that have been estimated by a nationally recognized firm of independent petroleum engineers and on which a report or reports exist and
(ii) any disposition of properties held at the beginning of such quarter that have been disposed of as provided in the covenant described under the caption "-- Limitation on Disposition of Proceeds of Asset Sales".

         "Material Restricted Subsidiary" means, at any particular time, (a) any Subsidiary Guarantor and (b) any other Restricted Subsidiary that, together with its Subsidiaries, (i) accounted for more than 5% of the consolidated revenues of the Company and its Restricted Subsidiaries for the most recently completed fiscal year of the Company or (ii) was the owner of more than 5% of the consolidated assets of the Company and its Restricted Subsidiaries at the end of such fiscal year, all as shown in the case of (i) and (ii) on the consolidated financial statements of the Company and its Restricted Subsidiaries for such fiscal year.

         "Maturity" means, with respect to any Note, the date on which any principal of such Note becomes due and payable as provided therein or in the Indenture, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

         "Moody's" means Moody's Investors Service, Inc. and its successors.

         "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof received by the Company or any Restricted Subsidiary in the form of cash or Cash Equivalents (including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary)), net of (a) brokerage commissions and other fees and expenses (including fees and expenses of engineers, legal counsel, accountants and investment banks) related to such Asset Sale, (b) provisions for all taxes payable as a result of such Asset Sale, (c) amounts required to be paid (i) to any minority interest holder or other Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or (ii) in respect of any Indebtedness (other than Indebtedness under the Credit Agreement) secured by a Lien on any of the properties or assets that were the subject of such Asset Sale and (d) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP consistently applied against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Cash Proceeds.

         "Net Working Capital" means (a) all current assets of the Company and its Restricted Subsidiaries, minus (b) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness, in each case as set forth in financial statements of the Company prepared in accordance with GAAP.

         "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of the Company or a Restricted Subsidiary incurred in connection with the acquisition by the Company or a Restricted Subsidiary of any property or assets and as to which (a) the holders of such Indebtedness agree that they will look solely to the property or assets so acquired and securing such Indebtedness for payment on or in respect of such Indebtedness and (b) no default with respect to such Indebtedness would permit (after notice or passage of time or both), according to the terms of any other Indebtedness of the Company or a Restricted Subsidiary, any holder of such other Indebtedness to declare a default under such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its stated maturity.

         "Note Obligations" means any principal of, premium, if any, and interest on, and any other amounts (including, without limitation, any payment obligations with respect to the Notes as a result of any Asset Sale, Change of Control or redemption) owing in respect of, the Notes payable pursuant to the terms of the Notes or the Indenture or upon acceleration of the Notes.

         "Note Register" means the register maintained by or for the Company in which the Company shall provide for the registration of the Notes and, after the Exchange Offer, the Exchange Notes and of transfer of the Notes and the Exchange Notes.

         "Officers' Certificate" means a certificate delivered to the Trustee signed by the Chairman, the President, a Vice President or the Chief Financial Officer, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company.

         "Oil and Gas Business" means (a) the acquisition, exploration, exploitation, development, operation and disposition of interests in oil, gas and other hydrocarbon properties, (b) the gathering, marketing, treating, processing, storage, refining, selling and transporting of any production from such interests or properties, (c) any business relating to or arising from exploration for or exploitation, development, production, treatment, processing, storage, refining, transportation or marketing of oil, gas and other minerals and products produced in association therewith, (d) any power generation and electrical transmission business in a jurisdiction outside North America where fuel required by such business is supplied, directly or indirectly, from hydrocarbons produced substantially from properties in which the Company or its Restricted Subsidiaries, directly or indirectly, participates and (e) any activity necessary, appropriate or incidental to the activities described in the foregoing clauses (a) through (d) of this definition.

         "Opinion of Counsel" means a written opinion of legal counsel for the Company (or any Subsidiary Guarantor, if applicable) including an employee of the Company (or any Subsidiary Guarantor, if applicable), who is reasonably acceptable to the Trustee.

         "Pari Passu Indebtedness" means any Indebtedness of the Company that is pari passu in right of payment to the Notes.

         "Permitted Indebtedness" means any of the following:

                 (a) Indebtedness of the Company under one or more bank credit or revolving credit facilities in an aggregate principal amount at any one time outstanding not to exceed (i) the greater of (A) $270,000,000 and (B) an amount equal to the sum of (1) $170,000,000 and (2) 10% of Adjusted Consolidated Net Tangible Assets determined as of the date of the most recent quarterly consolidated financial statements of the Company and its Restricted Subsidiaries, less (ii) the amount of Net Cash Proceeds applied to reduce Indebtedness pursuant to the covenant of the Indenture described under the caption "-- Limitation on Disposition of Proceeds of Asset Sales" (together with interest and fees under such facilities, the "Maximum Credit Amount," with the Maximum Credit Amount being an aggregate maximum amount for the Company and all Guarantor Subsidiaries, pursuant to clause (a) of the definition of "Permitted Subsidiary Indebtedness"), and any renewals, amendments, extensions, supplements, modifications, deferrals, refinancings or replacements (each, for purposes of this clause, a "refinancing") thereof by the Company, including any successive refinancings thereof by the Company, so long as the aggregate principal amount of any such new Indebtedness, together with the aggregate principal amount of all other Indebtedness outstanding pursuant to this clause (a) (and clause (a) of the definition of "Permitted Subsidiary Indebtedness"), shall not at any one time exceed the Maximum Credit Amount;

                 (b) Indebtedness of the Company under the Notes;

                 (c) Indebtedness of the Company outstanding on the date of the Indenture (and not repaid or defeased with the proceeds of the sale of the Old Notes by the Company);

                 (d) obligations of the Company pursuant to Interest Rate Protection Obligations, but only to the extent such obligations do not exceed 105% of the aggregate principal amount of the Indebtedness covered by such Interest Rate Protection Obligations; obligations under currency exchange contracts entered into in the ordinary course of business; and Hedging Obligations;

                 (e) Indebtedness of the Company to any Restricted
         Subsidiaries;

                 (f) in-kind obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

                 (g) Indebtedness in respect of bid, performance or surety bonds issued or other reimbursement obligations for the account of the Company in the ordinary course of business, including guarantees and letters of credit supporting such bid, performance, surety bonds or other reimbursement obligations (in each case other than for an obligation for money borrowed);

                 (h) Non-Recourse Indebtedness;





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
                 (i) Indebtedness incurred in respect of any letters of credit in the ordinary course of business of the Company or reimbursement obligations in respect thereof;

                 (j) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by the Company of any Indebtedness of the Company described in clauses
         (b) or (c) above, including any successive refinancings by the Company, so long as (i) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing, and (ii) in the case of any refinancing of Subordinated Indebtedness, such new Indebtedness is made subordinate to the Notes at least to the same extent as the Indebtedness being refinanced and (iii) such new Indebtedness has an Average Life equal to or longer than the Average Life of the Indebtedness being refinanced and a final Stated Maturity equal to or later than the final Stated Maturity of the Indebtedness being refinanced;

                 (k) other Indebtedness of the Company in an aggregate principal amount not in excess of $25,000,000 at any one time outstanding.

         "Permitted Investments" means any of the following:

                 (a) Investments in Cash Equivalents;

                 (b) Investments in the Company or any of its Restricted Subsidiaries;

                 (c) Investments by the Company or any of its Restricted Subsidiaries in another Person, if as a result of such Investment (i) such other Person becomes a Restricted Subsidiary of the Company or
         (ii) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its properties and assets to, the Company or a Restricted Subsidiary;

                 (d) entry into operating agreements, joint ventures, partnership agreements, working interests, royalty interests, mineral leases, processing agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling arrangements, area of mutual interest agreements, development agreements, joint ownership arrangements and other similar or customary agreements, transactions, properties, interests and arrangements, whether or not any such Investment involves or results in the creation of a legal entity, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Company or its Restricted Subsidiaries' Oil and Gas Business;

                 (e) entry into any arrangement pursuant to which the Company or any of its Restricted Subsidiaries may incur Hedging Obligations; and

                 (f) other Investments having an aggregate fair market value (measured on the date each such Investment was made without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding (net of repayments, dividends and distributions received with respect to such Investments), not to exceed $25,000,000 at any one time outstanding.

         "Permitted Liens" means the following types of Liens:

                 (a) Liens existing as of the date the Notes are first issued;

                 (b)      Liens securing the Notes;

                 (c)      Liens in favor of the Company or a Subsidiary
         Guarantor;

                 (d) Liens securing Senior Indebtedness or Guarantor Senior Indebtedness;

                 (e) Liens for taxes, assessments and governmental charges or claims either (i) not delinquent or (ii) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

                 (f) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;





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
                 (g) Liens incurred and deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, and Liens incurred and deposits made to secure the payment or performance of tenders, statutory or regulatory obligations, surety and appeal bonds, bids, leases, government contracts and leases, trade contracts (other than to secure an obligation for borrowed money), performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money but including lessee and operator obligations under statutes, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters);

                 (h) pre-judgment Liens and judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired;

                 (i) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

                 (j) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of the Subsidiaries; customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement; and Liens pursuant to merger agreements, stock purchase agreements, asset sale agreements and similar agreements (i) limiting the transfer of properties and assets pending consummation of the subject transaction or (ii) in respect of earnest money deposits, good faith deposits, purchase price adjustment escrows or similar deposits or escrow arrangements made or established thereunder;

                 (k) Liens securing any Hedging Obligations of the Company or any Restricted Subsidiary;

                 (l) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

                 (m) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

                 (n) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets and Liens to secure Indebtedness used to finance all or a part of the construction of property or assets used by the Company or any of its Restricted Subsidiaries in the Oil and Gas Business, provided, that such Liens do not extend to any other property or assets owned by the Company or its Restricted Subsidiaries;

                 (o) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

                 (p) Liens securing Interest Rate Protection Obligations which Interest Rate Protection Obligations relate to Indebtedness that is secured by Liens otherwise permitted under this Indenture;

                 (q) Liens on, or related to, properties or assets to secure all or part of the costs incurred in the ordinary course of business for the exploration, drilling, development or operation thereof;

                 (r) Liens on pipeline or pipeline facilities which arise out of operation of law;

                 (s) Liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the Oil and Gas Business;

                 (t) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

                 (u) Liens constituting survey exceptions, encumbrances, easements, or reservations of, or rights to others for, rights-of-way, zoning, restrictions and other similar charges and encumbrances as to the use of real properties, and minor defects of title which, in the case of any of the foregoing, were not incurred or created to secure the payment of borrowed money or the deferred purchase price of property, assets or services, and in the aggregate do not interfere in any material respect with the ordinary conduct of the business of the Company or its Restricted Subsidiaries;

                 (v) rights reserved to or vested in any municipality or governmental, statutory or public authority by the terms of any right, power, franchise, grant, license or permit, or by any provision of law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the property of such Person; rights reserved to or vested in any municipality or governmental, statutory or public authority to control or regulate any property of such Person, or to use such property in a manner which does not materially impair the use of such property for the purposes for which it is held by such Person; any obligation or duties affecting the property of such Person to any municipality or governmental, statutory or public authority with respect to any franchise, grant, license or permit;

                 (w) Liens securing Non-Recourse Indebtedness; provided, however, that the related Non-Recourse Indebtedness shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets acquired by the Company with the proceeds of such Non-Recourse Indebtedness; and

                 (x) Liens securing Acquired Indebtedness; provided, however, that any such lien extends only to the properties or assets that were subject to such Lien prior to the related acquisition by the Company or such Restricted Subsidiary and was not created, incurred or assumed in contemplation of such transaction.

Notwithstanding anything in clauses (a) through (x) of this definition, the term "Permitted Liens" does not include any Liens resulting from the creation, incurrence, issuance, assumption or guarantee of any Production Payments other than Production Payments that are created, incurred, issued, assumed or guaranteed in connection with the financing of, and within 30 days after, the acquisition of the properties or assets that are subject thereto.

         "Permitted Subsidiary Indebtedness" means any of the following:

                 (a) Indebtedness of any Guarantor Subsidiary under one or more bank credit or revolving credit facilities (and "refinancings" thereof) in an amount at any one time outstanding not to exceed the Maximum Credit Amount (in the aggregate for all Guarantor Subsidiaries and the Company, pursuant to clause (a) of the definition of "Permitted Indebtedness");

                 (b) Indebtedness of any Restricted Subsidiary outstanding on the date of the Indenture;

                 (c) obligations of any Restricted Subsidiary pursuant to Interest Rate Protection Obligations, but only to the extent such obligations do not exceed 105% of the aggregate principal amount of the Indebtedness covered by such Interest Rate Protection Obligations; and Hedging Obligations of any Restricted Subsidiary;

                 (d) the Subsidiary Guarantees (and any assumption of the obligations guaranteed thereby);

                 (e) Indebtedness of any Restricted Subsidiary relating to guarantees by such Restricted Subsidiary of Permitted Indebtedness;

                 (f) in-kind obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

                 (g) Indebtedness in respect of bid, performance or surety bonds or other reimbursement obligations issued for the account of any Restricted Subsidiary in the ordinary course of business, including guarantees and letters of credit supporting such bid, performance, surety bonds or other reimbursement obligations (in each case other than for an obligation for money borrowed);

                 (h) Indebtedness of any Restricted Subsidiary to any other Restricted Subsidiary or to the Company;

                 (i) Indebtedness relating to guarantees by any Restricted Subsidiary permitted to be incurred pursuant to paragraph (a) of the provisions of the Indenture described under the caption "-- Limitation on Non-Guarantor Restricted Subsidiaries";

                 (j) Indebtedness incurred in respect of letters of credit in the ordinary course of business of any Restricted Subsidiary or reimbursement obligation in respect thereof;

                 (k) Non-Recourse Indebtedness;

                 (l) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by any Restricted Subsidiary of any Indebtedness of such Restricted Subsidiary, including any successive refinancings by such Restricted Subsidiary, so long as (i) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by such Restricted Subsidiary as necessary to accomplish such refinancing, plus the amount of expenses of such Subsidiary incurred in connection with such refinancing and (ii) such new Indebtedness has an Average Life equal to or longer than the Average Life of the Indebtedness being refinanced and a final Stated Maturity equal to or later than the final Stated Maturity of the Indebtedness being refinanced; and

                 (m) other Indebtedness incurred by one or more Restricted Subsidiaries that are not Guarantor Subsidiaries in an aggregate principal amount not to exceed $20,000,000 at any time outstanding.

         "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

         "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all classes and series of preferred or preference stock of such Person.

         "Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

         "Public Market" exists at any time with respect to the Qualified Capital Stock of the Company if such Qualified Capital Stock of the Company is then (a) registered with the Commission pursuant to Section 12(b) or 12(g) of the Exchange Act and (b) traded either on a national securities exchange or on the NASDAQ Stock Market.

         "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

         "Qualified Redemption Transaction" means a call for redemption of any Capital Stock or Subordinated Indebtedness (including any Subordinated Indebtedness accounted for as a minority interest of the Company that is held by a Subsidiary that is a business trust or similar entity formed for the primary purpose of issuing preferred securities the proceeds of which are loaned to the Company or a Restricted Subsidiary) that by its terms is convertible into Common Stock of the Company if on the date of notice of such call for redemption (a) a Public Market exists in the shares of Common Stock of the Company and (b) the average closing price on the Public Market for shares of Common Stock of the Company for the twenty trading days immediately preceding the date of such notice exceeds 120% of the conversion price per share (determined by reference to the redemption price) of Common Stock of the Company issuable upon conversion of the Capital Stock or Subordinated Indebtedness called for redemption.

         "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to 91 days after the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to 91 days after such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to 91 days after such final Stated Maturity.

         "Regular Record Date" for the interest payable on any Interest Payment Date means May 1 or November 1 (whether or not a business day, as the case may be) next preceding each such Interest Payment Date.

         "Restricted Subsidiary" means any Subsidiary of the Company, whether existing on or after the date of the Indenture, unless such Subsidiary of the Company is an Unrestricted Subsidiary or is designated as an Unrestricted Subsidiary pursuant to the terms of the Indenture.

         "S&P" means Standard and Poor's Rating Group, a division of The McGraw-Hill Companies, Inc., and its successors.

         "Sale/Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which properties or assets are sold or transferred by such Person or a Subsidiary of such Person and are thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries; provided, however, Sale/Leaseback Transactions shall not include transactions whereby property or assets are sold or transferred by the Company or any of its Restricted Subsidiaries to any Affiliate of the Company or pursuant to any Permitted Investment constituting a joint ownership arrangement, which property or assets are leased back, directly or indirectly, to the Company, any Affiliate of the Company or to the constituent parties to any such joint venture arrangement.

         "Senior Indebtedness" means the principal of, premium, if any, and interest on any Indebtedness of the Company (including, in the case of the Credit Agreement, interest accruing after the filing of a petition by or against the Company under any bankruptcy law, in accordance with and at the rate, including any default rate, specified with respect to such indebtedness, whether or not a claim for such interest is allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (a) Indebtedness evidenced by the Notes, (b) Indebtedness that is expressly subordinate or junior in right of payment to any Senior Indebtedness of the Company, (c) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11 United States Code, is by its terms without recourse to the Company or which is Non-Recourse Indebtedness, (d) any repurchase, redemption or other obligation in respect of Redeemable Capital Stock of the Company, (e) to the extent it might constitute Indebtedness, any liability for federal, state, local or other taxes owed or owing by the Company, (f) Indebtedness of the Company to a Subsidiary of the Company or any other Affiliate of the Company or any of such Affiliate's Subsidiaries and (g) that portion of any Indebtedness of the Company which at the time of issuance is issued in violation of the Indenture (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (g) if the holder(s) of such Indebtedness or their representative or the Company shall have furnished to the Trustee an Opinion of Counsel addressed to the Trustee (which counsel may, as to matters of fact, rely upon a certificate of the Company) to the effect that the incurrence of such Indebtedness does not violate the provisions of such Indenture); provided, that the foregoing exclusions shall not affect the priorities of any Indebtedness arising solely by operation of law in any case or proceeding or similar event described in clause (a), (b) or (c) of the second paragraph under the caption "-- Subordination."

         "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness or any installment of interest thereon, means the date specified in the instrument evidencing or governing such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest is due and payable.

         "Subordinated Indebtedness" means (a) the Company's 5 1/2%
Convertible Subordinated Notes due 2006 issued under the Indenture dated as of June 15, 1996, between the Company and Fleet National Bank, as Trustee, (b) the Company's 5 1/2% Convertible Subordinated Notes due 2004 issued under the Indenture dated as of March 23, 1994, between the Company and Fleet National Bank, as Trustee, and (c) other Indebtedness of the Company which, by its terms, is subordinated in right of payment to the Notes.

         "Subsidiary" means, with respect to any Person, a corporation, partnership, limited liability company, association or other business entity a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof. For purposes of the foregoing definition, an arrangement by which a Person who owns an interest in an oil and gas property is subject to a joint operating agreement, processing agreement, net profits interest, overriding royalty interest, farmout agreement, development agreement, area of mutual interest agreement, joint bidding agreement, unitization agreement, pooling arrangement or other similar agreement or arrangement shall not, in and of itself, be considered a Subsidiary.

         "Subsidiary Guarantee" means any guarantee of the Notes by (a) any Subsidiary Guarantor in accordance with the provisions set forth in "-- Possible Subsidiary Guarantees of the Notes" and (b) any Restricted Subsidiary in accordance with the provisions set forth in the covenant described under the caption "-- Limitation on Non-Guarantor Restricted Subsidiaries."

         "Subsidiary Guarantor" means each of the Company's Restricted Subsidiaries that becomes a guarantor of the Notes in compliance with the provisions described under the caption "-- Subsidiary Guarantees of the Notes" or the provisions of the covenant described under the caption "-- Limitation on Non-Guarantor Restricted Subsidiaries" or otherwise executes a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture and to guarantee the payment of the Notes pursuant to the provisions described under the caption "-- Possible Subsidiary Guarantees of the Notes."

         "Unrestricted Subsidiary" means (a) any Subsidiary of the Company that at the time of determination will be designated an Unrestricted Subsidiary by the Board of Directors of the Company as provided below and (b) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company as an Unrestricted Subsidiary so long as (i) neither the Company nor any Restricted Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of such Subsidiary;
(ii) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; (iii) neither the Company nor any Restricted Subsidiary has made an Investment in such Subsidiary unless such Investment was made pursuant to, and in accordance with, the covenant described under the caption "-- Limitation on Restricted Payments" (other than Investments of the type described in clause (d) of the definition of "Permitted Investments"); and (iv) such designation shall not result in the creation or imposition of any Lien on any of the Properties of the Company or any Restricted Subsidiary (other than any Permitted Lien or any Lien the creation or imposition of which shall have been in compliance with the covenant described under the caption "-- Limitation on Liens"); provided, however, that with respect to clause (i), the Company or a Restricted Subsidiary may be liable for Indebtedness of an Unrestricted Subsidiary if (A) such liability constituted a Permitted Investment or a Restricted Payment permitted by the provisions of the Indenture described under the caption "-- Limitation on Restricted Payments," in each case at the time of incurrence, or (B) the liability would be a Permitted Investment at the time of designation of such Subsidiary as an Unrestricted Subsidiary. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing a resolution with the Trustee giving effect to such designation. The Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation, (1) no Default or Event of Default shall have occurred and be continuing, (2) the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the first paragraph of the covenant described above under the caption "-- Limitation on Indebtedness" and (3) if any of the Properties of the Company or any of its Restricted Subsidiaries would upon such designation become subject to any Lien (other than a Permitted Lien), the creation or imposition of such Lien shall have been in compliance with the covenant described under the caption "-- Limitations on Liens."

         "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

         "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to vote in the election of the directors, managers or trustees of any Person (irrespective of whether or not, at the time, Capital Stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

         "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary to the extent (a) all of the Capital Stock in such Restricted Subsidiary, other than any directors qualifying shares mandated by applicable law, is owned directly or indirectly by the Company or (b) such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided, that the Company, directly or indirectly, owns the remaining Capital Stock or ownership interest in such Restricted Subsidiary and, by contract or otherwise, controls the management and business of such Restricted Subsidiary and derives the economic benefits of ownership of such Restricted Subsidiary to substantially the same extent as if such Restricted Subsidiary were a wholly owned Subsidiary.

                      EXCHANGE OFFER; REGISTRATION RIGHTS

         In connection with the sale of the Old Notes, the Company entered into a registration rights agreement with the Initial Purchasers pursuant to which the Company agreed, for the benefit of the holders of the Old Notes, at the Company's cost, to use its reasonable best efforts (i) to file with the Commission the Exchange Offer Registration Statement with respect to the Exchange Offer of the Exchange Notes not later than July 6, 1997, (ii) to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act not later than September 4, 1997, (iii) to keep the Exchange Offer Registration Statement effective until the closing of the Exchange Offer, and (iv) to cause the Exchange Offer to be consummated not later than November 18, 1997. Promptly after the Exchange Offer Registration Statement has been declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer has been mailed to the holders of the Old Notes. For each Old Note validly tendered to the Company pursuant to the Exchange Offer and not withdrawn by the holder thereof, the holder of such Old Note will receive an Exchange Note having a principal amount equal to the principal amount of such surrendered Old Note. Interest on each Exchange Note will accrue from the last interest payment date to which interest was paid on the Old Note surrendered in exchange therefor or, if no interest has been paid on such Note, from the date of the original issuance of the Old Note.

         Based on existing interpretations of the Securities Act by the staff of the Commission set forth in several no- action letters to third parties, and subject to the immediately following sentence, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and transferred by the holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Old Notes who is an affiliate of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes, or any broker-dealer who purchased the Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations by the staff of the Commission set forth in the above-mentioned no-action letters,
(ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes unless such sale or transfer is made pursuant to an exemption from such requirements. The Company does not intend to seek its own no-action letter and there is no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Notes as it has in such no-action letters to third parties.

         Each holder of Old Notes (other than certain specified holders) who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an affiliate of the Company nor a broker- dealer tendering Old Notes acquired directly from the Company for its own account, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of the commencement of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any Participating Broker-Dealer must deliver a prospectus meeting the requirements of the Securities Act. The staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Old Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company will be required to allow Participating Broker-Dealers to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of Exchange Notes received in exchange for Old Notes acquired by such Participating Broker-Dealers for their own account as a result of market-making or other trading activities.

         In the event that any changes in law or the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any reason the Exchange Offer Registration Statement is not declared effective or the Exchange Offer is not consummated by November 18, 1997, or upon the request of the Initial Purchasers in certain circumstances, the Company will, in lieu of effecting (or, in the case of such a request by the Initial Purchasers, in addition to effecting) the registration of the Exchange Notes pursuant to the Exchange Offer Registration Statement (i) as promptly as practicable, file with the Commission the Shelf Registration Statement covering sales of the Old Notes, (ii) use its reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by (or promptly in the event of a request by the Initial Purchasers) and (iii) use its reasonable best efforts to keep effective the Shelf Registration Statement (subject to the Company's right to suspend use of the Shelf Registration Statement in limited circumstances for no more than 60 days within any twelve month period (a "Shelf Registration Suspension"), as set forth in the Registration Rights Agreement) until two years after its effective date (or until one year after such effective date if such Shelf Registration Statement is filed at the request of the Initial Purchasers) or until all of the Old Notes covered by such Shelf Registration Statement have been sold. In the event of the filing of a Shelf Registration Statement, the Company will provide to each holder of the Old Notes copies of the prospectus which is a part of the Shelf Registration Statement and notify each such holder when the Shelf Registration Statement has become effective. A holder of Old Notes that sells such Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of the Old Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and in order to have its Old Notes included in the Shelf Registration Statement and to benefit from the provisions regarding the increase in the interest rate borne by the Old Notes described in the second succeeding paragraph.

         Each Note will contain a legend to the effect that the holder of such Notes, by its acceptance thereof, will be deemed to have agreed to be bound by the provisions of the Registration Rights Agreement. In that regard, each holder will be deemed to have agreed that, upon receipt of notice from the Company of the occurrence of any event that makes any statement in the prospectus that is part of the Shelf Registration Statement (or, in the case of Participating Broker-Dealers, the prospectus that is a part of the Exchange Offer Registration Statement) untrue in any material respect or that requires the making of any changes in such prospectus in order to make the statements therein not misleading or of certain other events specified in the Registration Rights Agreement, such holder (or Participating Broker-Dealer, as the case may be) will suspend the sale of Notes pursuant to such prospectus until the Company has amended or supplemented such prospectus to correct such misstatement or omission, has furnished copies of the amended or supplemented prospectus to such holder (or Participating Broker-Dealer, as the case may be) or the Company has given notice that the sale of the Notes may be resumed, as the case may be. If the Company shall give such notice to suspend the sale of the Notes, it shall extend the relevant period referred to above during which it is required to keep effective the Shelf Registration Statement (or the period during which Participating Broker-Dealers are entitled to use the prospectus included in the Exchange Offer Registration Statement in connection with the resale of Exchange Notes, as the case may be) by the number of days during the period from and including the date of the giving of such notice to and including the date when holders shall have received copies of the supplemented or amended prospectus necessary to permit resales of the Notes or to and including the date on which the Company has given notice that the sale of Notes may be resumed, as the case may be.

         In the event that (a) the Exchange Offer Registration Statement is not filed with the Commission on or prior to July 6, 1997, (b) the Exchange Offer Registration Statement is not declared effective on or prior to September 4, 1997, (c) the Exchange Offer is not consummated or a Shelf Registration Statement with respect to the Notes is not declared effective on or prior to November 18, 1997, (d) any required Exchange Offer Registration Statement or Shelf Registration Statement is filed and declared effective but shall thereafter either be withdrawn by the Company or becomes subject to an effective stop order suspending the effectiveness of such registration statement (except as specifically permitted in the Registration Rights Agreement) without being succeeded immediately by an additional registration statement filed and declared effective, or (e) the Company effects a Shelf Registration Suspension for more than 60 days, whether or not consecutive, within any period of 12 consecutive months (each such event referred to in clauses (a) through (e), a "Registration Default") then, as liquidated damages for such Registration Default, subject to certain limitations, special interest ("Special Interest"), in addition to stated interest on the Notes, shall accrue on the Notes at a per annum rate of 0.50% from and including the day following such Registration Default to but excluding the date on which the Registration Default is cured or ceases as described below (such period being the "Registration Default Period"); provided, that if the Exchange Offer Registration Statement is not declared effective on or prior to September 4, 1997 and the Company shall request holders of Notes to provide the information called for by the Registration Rights Agreement for inclusion in the Shelf Registration Statement, then Notes owned by holders who do not deliver such information to the Company when required pursuant to the Registration Rights Agreement will not be entitled to any such increase in the interest rate for any day after September 4, 1997. Special Interest will be paid in the same manner as interest is paid on the Notes pursuant to the Indenture. Upon (1) the filing of the Exchange Offer Registration Statement after July 6, 1997 as described in clause (a) above, (2) the effectiveness of the Exchange Offer Registration Statement after September 4, 1997 as described in clause (b) above, (3) the consummation of the Exchange Offer or the effectiveness of the Shelf Registration Statement, as the case may be, after November 18, 1997 as described in clause (c) above, (4) removal of the suspension or stop order referred to in clause (d) above or the filing and effectiveness of a new registration statement in respect thereof, (5) cessation of the Shelf Registration Suspension referred to in clause (e) above, or (6) expiration of the period for which the Company is obligated to keep the Shelf Registration Statement effective, Special Interest shall cease to accrue unless a new Registration Default shall occur.

         The Registration Rights Agreement is governed by, and construed in accordance with, the laws of the State of New York. The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a form of which is available upon request to the Company. See "Incorporation of Certain Documents by Reference." In addition, the information set forth above concerning certain interpretations of and positions taken by the staff of the Commission is not intended to constitute legal advice and prospective investors should consult their own legal advisors with respect to such matters.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. The Company recommends that each holder consult such holder's own tax advisor as to the particular tax consequences of exchanging such holder's Old Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws.

         The Company believes that the exchange of Old Notes for Exchange Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Old Notes. Rather, the Exchange Notes received by a holder will be treated as a continuation of the Old Notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging Old Notes for Exchange Notes pursuant to the Exchange Offer.



                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 180 days after consummation of the Exchange Offer, or such shorter period as will terminate when all Old Notes acquired by broker- dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for Exchange Notes and resold by such broker-dealers. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

         The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. For a period of 180 days after consummation of the Exchange Offer, or such shorter period as will terminate when all Old Notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for Exchange Notes and resold by such broker-dealers, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed in the Registration Rights Agreement to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act.

                       TRANSFER RESTRICTIONS ON OLD NOTES

OFFERS AND SALES BY THE INITIAL PURCHASERS

         The Old Notes were not registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in accordance with an applicable exemption from the registration requirements thereof. Accordingly, the Old Notes were offered and sold only in the United States to QIBs under Rule 144A under the Securities Act and other Institutional Accredited Investors who, prior to their purchase of Old Notes, delivered to the Initial Purchasers a letter containing certain representations and agreements, in a private sale exempt from the registration requirements of the Securities Act.

                                 LEGAL MATTERS

         The validity of the issuance of the Exchange Notes offered hereby is being passed upon for the Company by Gerald A. Morton, Vice President-Law and Corporate Secretary of the Company. Mr. Morton owns approximately 1,669 shares of the Company's Common Stock through the Company's tax advantaged savings plan and options to purchase an aggregate of 28,000 shares of the Company's common stock, which are or become exercisable in periodic installments through August 1, 2000.

                                    EXPERTS

         The consolidated financial statements of Pogo Producing Company as of December 31, 1996 and 1995, and for the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

         The estimates of oil and gas reserves set forth herein and in the Annual Report, and the related estimates set forth herein and therein of discounted present values of estimated future net revenues therefrom, are extracted from the report of Ryder Scott attached as an exhibit to the Annual Report. Such information is incorporated by reference herein in reliance on the authority of said firm as experts with respect to matters contained in such report.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act . In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's following Regional Offices: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. The Company's Common Stock is listed on The New York Stock Exchange and the Pacific Stock Exchange. Consequently, such reports, proxy statements and other information concerning the Company may be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104. In addition, the Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). While any Old Notes remain outstanding, the Company will make available, upon request, to any holder and any prospective purchaser of Old Notes, the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to the Corporate Secretary of the Company, 5 Greenway Plaza, Suite 2700, Houston, Texas 77046.

         This Prospectus constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of contracts or other documents are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the applicable contract or other document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

================================================================================

         NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, EXCHANGE AGENT, THE INITIAL PURCHASERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE EXCHANGE NOTES IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               --------------


                              TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
Certain Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
Private Placement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Selected Reserve and Operating Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
The Exchange Offer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
Management's Discussion and Analysis of Financial Condition and Results of Operations . . . . . . . . . . . . . . . . 30
Business and Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40
Management and Board of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 56
Description of the Notes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 58
Exchange Offer; Registration Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 86
Certain Federal Income Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 87
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 88
Transfer Restrictions on Old Notes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 88
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 89
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 89
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 89

================================================================================


================================================================================



                                  $100,000,000


                                 EXCHANGE OFFER



                                  [POGO LOGO]



                           8 3/4% SENIOR SUBORDINATED
                                 NOTES DUE 2007



                                ---------------

                                   PROSPECTUS






                               September 4, 1997





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